Exhibit 99.2

eNEL cHILE s.a.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 required by chilean law

The interim consolidated financial statements of Enel Chile S.A. (“Enel Chile”) and subsidiaries as of September 30, 2017 and for the three and nine months ended September 30, 2017 and the three and seven months ended September 30, 2016 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The interim consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance the requirements of the Chilean Superintendency of Securities and Insurance (the “SVS”). In particular, the SVS rules require that Enel Chile’s 2016 comparative interim period financial statements only cover the seven month period from March 1, 2016 (the date Enel Chile was formed in connection with its spin-off from Enersis S.A. (now Enel Américas S.A.)) to September 30, 2016. The interim consolidated financial statements are being filed with the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the proposed corporate reorganization of Enel Chile, which includes, among other things, the merger of Enel Green Power Latin América S.A. with and into Enel Chile, with Enel Chile as the surviving corporation.

The English version of the interim consolidated financial statements and the accompanying notes is provided solely for the convenience of the non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version.

Enel Chile S.A. and its Subsidiaries

Unaudited Interim Consolidated Financial Statements as of September 30, 2017

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

 ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In thousands of Chilean pesos)

ASSETS	Note	9-30-2017	12-31-2016
		ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	6	272,087,378	245,999,192
Other current financial assets	7	4,011,464	584,244
Other current non-financial assets		9,014,877	15,831,486
Trade and other current receivables	8	439,597,558	445,071,856
Current accounts receivable from related parties	9	30,156,932	52,858,384
Inventories	10	36,782,135	37,539,596
Current tax assets	11	65,088,542	55,649,171
Total current assets other than assets or disposal groups held for sale		856,738,886	853,533,929
Non-current assets and disposal groups held for sale or distribution to owners		-	12,993,008
Total Non-current assets or disposal groups held for sale		-	12,993,008
TOTAL CURRENT ASSETS		856,738,886	866,526,937

NON-CURRENT ASSETS
Other non-current financial assets	7	33,587,054	28,827,542
Other non-current non-financial assets		14,715,768	13,336,152
Trade and other non-current receivables	8	35,435,980	33,500,105
Investments accounted for using the equity method	12	18,188,198	18,738,198
Intangible assets other than goodwill	13	43,758,342	44,470,750
Goodwill	14	887,257,655	887,257,655
Property, plant and equipment	15	3,533,305,614	3,476,128,634
Investment property	16	8,362,388	8,128,522
Deferred tax assets	17	22,929,760	21,796,517
TOTAL NON-CURRENT ASSETS		4,597,540,759	4,532,184,075
TOTAL ASSETS		5,454,279,645	5,398,711,012

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Nota	9-30-2017	12-31-2016
		ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	18	25,132,749	25,696,166
Trade and other current payables	21	426,025,191	561,505,283
Current accounts payable to related parties	9	54,995,068	90,428,929
Other current provisions	22	5,379,036	6,493,532
Current tax liabilities	11	46,559,761	61,599,415
Other current non-financial liabilities		12,026,065	11,523,322
TOTAL CURRENT LIABILITIES		570,117,870	757,246,647

NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	812,210,548	854,016,751
Other non-current payables	21	840,852	1,483,113
Non-current accounts payables to related parties	9	-	251,527
Other long-term provisions	22	68,104,719	63,106,908
Deferred tax liabilities	17	197,469,343	199,364,794
Non-current provisions for employee benefits	23	57,036,196	59,934,127
Other non-current non-financial liabilities		308,000	313,503
TOTAL NON-CURRENT LIABILITIES		1,135,969,658	1,178,470,723
TOTAL LIABILITIES		1,706,087,528	1,935,717,370

EQUITY
Issued capital	24.1	2,229,108,975	2,229,108,975
Retained earnings		1,754,976,619	1,569,375,291
Other reserves	24.5	(1,017,014,701)	(1,035,092,978)
Equity attributable to Shareholders of the Parent Company		2,967,070,893	2,763,391,288
Non-controlling interests	24.6	781,121,224	699,602,354
TOTAL EQUITY		3,748,192,117	3,462,993,642
TOTAL LIABILITIES AND EQUITY		5,454,279,645	5,398,711,012

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

 ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the nine and three month periods ended September 30, 2017 and the seven and three month periods ended September 30, 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)	Note	For the nine month period ended	For the seven month period ended	For the three month periods ended

		9-30-2017	9-30-2016	9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Revenues	25	1,836,319,999	1,523,993,477	633,784,340	652,653,651
Other operating income	25	13,515,273	9,440,048	5,573,844	4,842,287
Revenues and Other Operating Income		1,849,835,272	1,533,433,525	639,358,184	657,495,938
Raw materials and consumables used	26	(1,174,034,394)	(924,363,874)	(380,605,617)	(371,755,717)
Contribution Margin		675,800,878	609,069,651	258,752,567	285,740,221

Other work performed by the entity and capitalized	15.b.1	9,462,386	8,516,412	2,889,932	3,138,890
Employee benefits expense	27	(92,032,705)	(75,153,381)	(28,405,808)	(29,248,835)
Depreciation and amortization expense	28	(113,396,070)	(94,747,258)	(37,569,815)	(40,883,936)
Impairment loss recognized in the period’s profit or loss	28	(5,517,616)	(4,096,879)	(2,015,802)	(1,836,490)
Other expenses	29	(89,551,655)	(110,320,549)	(36,070,284)	(68,476,765)
Operating Income		384,765,218	333,267,996	157,580,790	148,433,085

Other gains (losses)	30	109,858,945	121,438,796	-	121,325,212
Financial income	31	16,054,592	12,322,560	5,887,661	4,723,836
Financial costs	31	(38,488,768)	(35,017,220)	(12,670,838)	(14,443,793)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	(1,461,191)	5,551,476	(682,879)	1,386,682
Foreign currency exchange differences	31	6,143,657	13,345,421	697,462	(2,407,167)
Gains (losses) from indexed assets and liabilities	31	290,378	595,371	154,866	235,042
Income from continuing operations, before taxes		477,162,831	451,504,400	150,967,062	259,252,897
Income tax expense, continuing operations	17	(117,061,338)	(85,395,211)	(37,604,203)	(55,187,639)
NET INCOME		360,101,493	366,109,189	113,362,859	204,065,258

Net income attributable to:
Equity owners of Enel Chile		247,566,294	248,356,110	77,906,727	138,311,426
Non-controlling interests	24.6	112,535,199	117,753,079	35,456,132	65,753,832
NET INCOME		360,101,493	366,109,189	113,362,859	204,065,258

Basic and diluted earnings per share
Basic and diluted earnings per share	Ch$ / share	5.04	5.06	1.59	2.82
Weighted average number of shares of common stock	Thousands	49,092,772.76	49,092,772.76	49,092,772.76	49,092,772.76

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

 ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature (continued)

For the nine and three month periods ended September 30, 2017 and the seven and three month periods ended September 30, 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Other comprehensive income (loss)	Note	For the nine month period ended	For the seven month period ended	For the three month periods ended

		9-30-2017	9-30-2016	9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Net Income		360,101,493	366,109,189	113,362,859	204,065,258
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Gains from defined benefit plans	23.2.b	2,244,029	-	2,244,029	-
Other comprehensive income that will not be reclassified subsequently to profit or loss		2,244,029	-	2,244,029	-
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation losses		(1,957,896)	(1,644,451)	(1,346,987)	(341,030)
Gains (losses) from available-for-sale financial assets, net		4,263	(6,822)	1,400	(5,622)
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method	12.1	-	1,415,255	-	456,019
Gains (losses) from cash flow hedges		31,785,136	55,377,454	36,893,969	9,482,031
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		16,895,841	12,942,794	5,645,631	5,174,997
Other comprehensive loss that will be reclassified subsequently to profit or loss		46,727,344	68,084,230	41,194,013	14,766,395
Components of other comprehensive income, before taxes		48,971,373	68,084,230	43,438,042	14,766,395
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(605,888)	-	(605,888)	-
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(605,888)	-	(605,888)	-
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(14,042,165)	(18,652,971)	(8,612,065)	(4,123,905)
Income tax related to available-for-sale financial assets		(1,151)	1,842	(378)	1,518
Income taxes related to components of comprehensive income that will be reclassified subsequently to profit or loss		(14,043,316)	(18,651,129)	(8,612,443)	(4,122,387)
Total Other Comprehensive Income		34,322,169	49,433,101	34,219,711	10,644,008

TOTAL COMPREHENSIVE INCOME		394,423,662	415,542,290	147,582,570	214,709,266

Comprehensive income attributable to:
Equity owners of Enel Chile		268,825,632	278,051,306	99,059,789	144,709,116
Non-controlling interests		125,598,030	137,490,984	48,522,781	70,000,150
TOTAL COMPREHENSIVE INCOME		394,423,662	415,542,290	147,582,570	214,709,266

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

  ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Changes in Equity

For the nine month period ended September 30, 2017 and the seven month period ended September 30, 2016

(In thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Changes in Other Reserves							Retained Earnings	Equity Attributable to Enel Chile	Non-Controlling Interests	Total Equity
		Reserve for Exchange Difference in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Total Other Reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1/1/2017	2,229,108,975	9,222,933	(76,218,470)	-	9,955	(969,740,120)	1,632,724	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642
Changes in equity
Comprehensive income
Profit (loss)									247,566,294	247,566,294	112,535,199	360,101,493
Other comprehensive income		(1,192,454)	20,901,280	1,547,402	3,110	-	-	21,259,338		21,259,338	13,062,831	34,322,169
Comprehensive income										268,825,632	125,598,030	394,423,662
Dividends									(63,512,368)	(63,512,368)	(42,990,704)	(106,503,072)
Increase (decrease) from other changes	-	-	-	(1,547,402)	-	(935)	(1,632,724)	(3,181,061)	1,547,402	(1,633,659)	(1,088,456)	(2,722,115)
Total changes in equity	-	(1,192,454)	20,901,280	-	3,110	(935)	(1,632,724)	18,078,277	185,601,328	203,679,605	81,518,870	285,198,475
Equity at end of period 9/30/2017	2,229,108,975	8,030,479	(55,317,190)	-	13,065	(969,741,055)	-	(1,017,014,701)	1,754,976,619	2,967,070,893	781,121,224	3,748,192,117

Statements of Changes in Equity	Issued Capital	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non-Controlling Interests	Total Equity
		Reserve for Exchange Difference in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Total Other Reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1/3/2016	2,229,108,975	10,192,702	(112,912,093)	-	14,841	(974,577,310)	-	(1,077,281,860)	1,401,747,665	2,553,574,780	601,429,570	3,155,004,350
Changes in equity
Comprehensive income
Profit (loss)									248,356,110	248,356,110	117,753,079	366,109,189
Other comprehensive income		(986,732)	29,838,015	-	(4,954)	848,867	-	29,695,196		29,695,196	19,737,905	49,433,101
Comprehensive income										278,051,306	137,490,984	415,542,290
Dividends									(50,367,681)	(50,367,681)	(22,925,065)	(73,292,746)
Increase (decrease) from other changes	-	1,180,553	3,898,680	-	-	(567,368)	-	4,511,865	-	4,511,865	3,004,240	7,516,105
Total changes in equity	-	193,821	33,736,695	-	(4,954)	(281,499)	-	(34,207,061)	197,988,429	232,195,490	117,570,159	349,765,649
Equity at end of period 9/30/2016	2,229,108,975	10,386,523	(79,175,398)	-	9,887	(974,295,811)	-	(1,043,074,799)	1,599,736,094	2,785,770,270	718,999,729	3,504,769,999

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

 ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Cash Flows, Direct

For the nine month period ended September 30, 2017 and the seven month period ended September 30, 2016

(In thousands of Chilean pesos)

Statement of Direct Cash Flow	Note	For the nine month period ended	For the seven month period ended
		9-30-2017	9-30-2016
		ThCh$	ThCh$
Cash flows from operating activities
Types of collection from operating activities
Collections from the sale of goods and services		2,327,823,830	1,970,301,535
Collections from premiums and services, annual payments, and other benefits from policies held		72,362	3,657,462
Other collections from operating activities		14,442,254	2,128,330
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,563,312,980)	(1,333,954,495)
Payments to and on behalf of employees		(99,315,382)	(82,310,492)
Payments on premiums and services, annual payments, and other obligations from policies held		(15,476,921)	(16,654,379)
Other payments for operating activities		(105,268,787)	(198,800,891)
Cash flows from (used in) operating activities
Income taxes paid		(156,425,565)	(80,485,474)
Other inflows (outflows) of cash		(5,479,072)	(937,600)
Net cash flows from (used in) operating activities		397,059,739	262,943,996

Cash flows from (used) investing activities
Other collections from the sale of equity or debt instruments belonging to other entities		115,582,806	134,540,196
Other payments to acquire stakes in joint ventures		(1,836,000)	(2,346,000)
Loans to related companies		-	(71,832,477)
Proceeds from the sale of property, plant and equipment		4,428,997	35,687
Purchases of property, plant and equipment		(194,770,150)	(104,332,021)
Payments from future, forward, option and swap contracts		(6,585,827)	(5,320,302)
Collections from future, forward, option and swap contracts		720,532	12,034
Collections from related companies		-	72,210,827
Dividends received		879,616	8,630,039
Interest received		5,531,047	3,690,136
Net cash flows from (used in) investing activities		(76,048,979)	35,288,119

Cash flows from (used in) financing activities
Total proceeds from loans		-	136,870,540
Proceeds from long-term loans		-	136,870,500
Proceeds from short-term loans		-	40
Loans from related companies		150,000,000	23,708
Payments on borrowings		(2,760,832)	(35,736,079)
Payments on financial lease liabilities		(1,960,047)	(1,002,577)
Payments on loans to related companies		(150,000,000)	(167,450,455)
Dividends paid		(259,441,272)	(141,111,014)
Interest paid		(30,228,664)	(24,828,883)
Other inflows (outflows) of cash		(2,388,450)	(3,509,996)
Net cash used in financing activities		(296,779,265)	(236,744,756)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes		24,231,495	61,487,359
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		1,856,691	(2,214,294)
Net increase (decrease) in cash and cash equivalents		26,088,186	59,273,065
Cash and cash equivalents at the beginning of the year		245,999,192	161,018,932
Cash and cash equivalents at the end of the year		272,087,378	220,291,997

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 ENEL CHILE S.A. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017

(In thousands of Chilean pesos)

1.	BACKGROUND AND BUSINESS ACTIVITIES OF ENEL CHILE S.A.

On April 28, 2015, Enersis S.A. (currently named Enel Américas S.A.) informed the Superintendency of Securities and Insurance (hereinafter “SVS”) through a significant event, that its Board of Directors decided by unanimous vote to initiate an analysis of a corporate reorganization (the “reorganization”) aimed at the separation of the activities of generation and distribution of electricity in Chile from activities outside of Chile. The objective of this would be to resolve certain duplications and redundancies that arise from the complex corporate structure of Enersis S.A. and its subsidiaries Empresa Nacional de Electricidad S.A. (currently named Enel Generación Chile S.A.) and Chilectra S.A. (currently named Enel Distribución Chile S.A.) and generate value for all its shareholders, maintaining the benefits of its inclusion as part of the Enel S.p.A. group.

On July 27, 2015, in accordance with articles 9 and 10 under Securities Market Law No. 18,045 and as established under General Norm No. 30 of the SVS, Enersis S.A. informed as significant event that its Board of Directors had unanimously resolved that in the case that the transaction to separate the generation and distribution activities in Chile from those performed by the Group outside of Chile, the corporate reorganization was carried out through the following transactions:

a.

Each of Empresa Nacional de Electricidad S.A. (hereinafter Endesa Chile) and Chilectra S.A. (hereinafter Chilectra) effected spin-offs resulting in the creation of two new companies, Endesa Américas S.A. and Chilectra Américas S.A. After the spin-offs each of the continuing companies, Endesa Chile and Chilectra, retained the businesses currently developed in Chile, that is, it were allocated the portion of the equity comprised, among others, by the assets, liabilities and corresponding administrative authorizations that each of the divided companies currently has in Chile. On the other hand, each of the new entities created after the spin-offs, Endesa Américas and Chilectra Américas S.A., it would be allocated the equity that corresponds to the international business (primarily, shareholdings in companies located in Argentina, Brazil, Colombia y Peru).

b.

Enersis S.A. effected spin-off resulting in the creationn of a new entity named Enersis Chile S.A. (currently named Enel Chile S.A.). After the spin-off, the continuing company, Enersis S.A., were allocated the shareholdings and investments in Enel Américas S.A. and Chilectra Américas S.A., and the potential liabilities that would be allocated to the spun-off business. Thus, the new entity Enersis Chile would be the holding company of the Chilean business located in Endesa Chile and Chilectra, and the continuing company Enersis S.A. would retain the status of holding company of the intentaional business which includes the shareholdings in Endesa Américas S.A. and Chilectra Américas S.A. The new entity Enersis Chile S.A. would trade on the stock exchanges were Enersis S.A. currently trade, and would be subject to the provisions of Title XII of D.L. 3,500 enacted on November 4, 1980.

c.

Following the completion of the spin-offs described above, it would be carry out a merger of Endesa Américas and Chilectra Américas into Enersis S.A. The final results would be that the continuing company after the merger, i.e., Enersis S.A., would directly develop the international business and Enersis Chile S.A., indirectly through the shareholdings in its subsidiaries Endesa Chile and Chilectra, would develop the Chilean business, which in this case, would represent a large simplification compare with its current structure.

At the Extraordinary Shareholders’ Meeting of Enersis S.A. held on December 18, 2015, the shareholders approved the spin-off of Enersis s.a. into two companies. As a result of this spin-off was created Enersis Chile S.A., a new publicly held company, which is governed under Chapter XII of D.L. 3,500 and to which were allocated the shareholdings and other associated assets and liabilities of Enersis S.A. in Chile, including the ownership interests in Chilectra and Endesa Chile, already spun-off. All of Enersis’ shareholders participated in Enersis Chile in the same proportion that they had in the Enersis S.A’s capital, with a number of shares equal to what they had in Enersis S.A. (ratio 1:1); remaining in the demerged company Enersis S.A. all the respective business currently outside of Chile, including its ownership interests in the new entities resulting from the spin-offs of Chilectra and Endesa Chile, and all the assets and liabilities and administrative authorizations in Chile not expressly allocated to Enersis Chile S.A. in the spin-off.

As part of the spin-off agreement, it was agreed (i) to reduce the capital of Enersis S.A. from Ch$5,804,447,986,087 divided into 49,092,772,762 registered common shares of a single series and no par value, to the new amount of Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series and no par value; (ii) establish the capital of Enersis Chile S.A. at Ch$2,229,108,974,538 corresponding to the amount by which the capital of Enersis Américas has been decreased, divided into 49,092,772,762 registered common shares, all of the same series and no par value, and (iii) distribute the company’s issued capital between Enersis S.A. and Enersis Chile, by allocating assets and liabilities as indicated by the aforementioned meeting, to the latter.

Likewise, the by-laws of Enersis Chile were approved, which, as of its effectiveness, shall be subject to, in an anticipated and voluntary manner, the rules set forth in article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee.

Pursuant to the agreements approved at the Extraordinary Shareholders’ Meeting of Enersis S.A. held on December 18, 2015, the Board of Directors of Enersis S.A. was informed that the condition precedent for the spin-off of Enersis to be effective was met and, consequently, the public deed entitled “Public Deed of Compliance of the Condition of the Spin-Off of Enersis” was issued which established that the condition precedent has been met.

Accordingly, and pursuant to what was approved at the aforementioned Meeting, the spin-off of Enersis S.A. became effective on March 1, 2016, a date as of which the new company Enersis Chile S.A. began to exist and the reduction of capital and other statutory reforms of Enersis S.A. were affirmed, and Enersis S.A. changed its name to “Enersis Américas S.A.” on February 1, 2016. The number of shares that the issued capital of Enersis Chile was divided were delivered free of payment to the entitled shareholders of Enersis Américas S.A. on April 21, 2016.

1.1 Group’s activities

Enel Chile S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (SVS), and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America. The Company’s shares began trading on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange and on the New York Stock Exchange from from April 21, 2016.

Enel Chile is a subsidiary of Enel South América S.R.L, which in turn is a subsidiary controlled by Enel S.p.A. (hereinafter “Enel”).

The Company was initially constituted by public deed dated January 22, 2016. The legal existence of the Company under its current name Enel Chile S.A. is from October 4, 2016, the date its by-laws were amended in connection. For tax purposes, the Company operates under Chilean tax identification number 76.536.353-5.

As of September 30, 2017, the Group had 1,979 employees. During the nine month period ended September 30, 2017, the Group averaged a total of 1,975 employees (see Note 34).

Enel Chile’s corporate purpose consists of exploring, developing, operating, generating, distributing, transporting, transforming and/or sale of energy in any of its forms or nature, directly or through other entities, as well as, telecommunications and rendering engineering advisory activities. Additionally, it is also engaged in investing and managing its investments in its subsidiaries and associates, whose activities include the generation, transmission, distribution or selling of electrical energy, or whose corporate purpose includes any of the following:

i)	Energy of any kind or form,
ii)	Supplying public services, or services whose main component is energy,
iii)	Telecommunications and information technology services, and
iv)	Internet-based intermediation business.

1.2 Corporate Reorganization

Considering the high priority of renewable energy in the Open Power strategy of Enel Chile and with the intention to strengthen this strategy, the Board of directors of Enel Chile S.A., during the extraordinary meeting held on July 3, 2017, agreed to present to Enel SpA a proposal aimed towards consolidating Enel Chile’s leadership position in the electricity industry in Chile (hereinafter “the Reorganization”).

The Reorganization is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile, which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile S.A.

Enel Chile and Enel Generación Chile are both reporting companies under the regulation of the Chilean “Superintendency of Securities and Insurance” and have American Depositary Receipts traded on the New York Stock Exchange, therefore are also subject to rules of the Securities and Tender Commission (“SEC”) of the United States of America.

EGPL is a wholly owned subsidiary of Enel, currently held through Enel Green Power S.p.A. (“EGP”). The proposed Reorganization is primarily intended to consolidate Enel Chile’s leadership position in the electricity industry in Chile through the merger with EGPL, which is expected to result in higher level of organic growth and greater diversification of the portfolio of projects.

The proposed Reorganization is expected to involve two phases, each of which is conditional on the implementation of the other, as follows:

1.	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

•	the tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;
•

the approval by Enel Generación Chile’s shareholders meeting of an amendment to the company’s by-laws that removes the existing limits to share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

•

Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•	the Share/ADS Subscription Condition;
•

Enel S.p.A. must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws after the consummation of the proposed Reorganization;

•	all of the other conditions to the Merger (other than the consummation of the Tender Offer); and
•	the absence of any material adverse effect.

2.	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the partners of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, reason for which it is accounted for as an equity transaction in accordance with IFRS as issued by the IASB.

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are currently under common control of Enel, the acquisition method of accounting established in IFRS 3, Business Combinations is not applicable.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS.

2.1 Basis of preparation

The accompanying interim consolidated financial statements as of September 30, 2017, of the Company approved by the Company’s Board of Directors at its meeting held on November 3, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following the requirements of International Accounting Standard (IAS) No. 34, Interim Financial Reporting.

These interim consolidated financial statements include all information and disclosures required in annual financial statements.

These interim consolidated financial statements present fairly the financial position of Enel Chile and its subsidiaries as of September 30, 2017 and December 31, 2016, as well as the results of operations, the changes in equity, and the cash flows for the periods ended September 30, 2017 and 2016.

These interim consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except for, in accordance with IFRS, those assets and liabilities that are measured at fair value and those non-current assets and disposal groups held for sale or held for distribution to owners, which are recognized at their carrying amount or fair value less cost of disposal, whichever is lower (see Note 3.h and 3.j).

These interim consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise stated) which is the Company’s functional and the Group’s presentation currency. The operations whose functional currency is other than the presentation currency are incorporated in accordance with the accounting policies stated in Notes 2.7 and 3.m.

As discussed in Note 1, Enel Chile is a recently created company and it represents the continuation of an existent business, specifically the activities in Chile that were previously developed by the related party Enel Américas S.A., and whose shareholdings, assets and liabilities were transferred on March 1, 2016. As the transaction is between companies under common control, Enel Chile has carried forward the same balances that were previously part of the consolidated financial statements of Enel Amércias S.A., with respecto to its activities developed in Chile in its opening statement of financial position as of March 1, 2016.

2.2 New accounting pronouncements

a) Accounting pronouncements effective from January 1, 2017:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the interim consolidated financial statements of Enel Chile and its subsidiaries.

b) Accounting pronouncements effective from January 1, 2018 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards and Interpretations	Mandatory application for annual periods beginning on or after:
IFRS 9: Financial Instruments	January 1, 2018
IFRS 15: Revenue from Contracts with Customers.	January 1, 2018
IFRS 16: Leases	January 1, 2019
IFRIC 22: Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. IFRS 9 does not mandatorily require restatements of prior periods.

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

(i)	Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

-	Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;
-

Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-

Fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income. The allowance for impairment losses will be measured based on:

-	12-month expected credit losses; or
-	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

(iii)	Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow to align hedge effectiveness wirh risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group’s current plan is to apply the new requirements of IFRS 9 on the adoption date.

The actual impact of applying IFRS 9 to the 2018 Group’s consolidated financial statements is still unknown and a reliable estimate cannont be made, since it will be dependant on the financial instruments held by the Group, as well as, the choices and accounting judgments made during the implementation period. However, the following are the main impacts based on the Group’s preliminary assessment:

•

Classification and measurement: The Group believes that the new classification requirements for financial assets based on the business model it would not have a material impact on its consolidated financial statements and it is expected that most of the financial assets will continue be measured at amortized cost, except for equity instruments and derivative financial instruments, which will be measured at fair value.

•

Impairment: The Group is carrying out a preliminary assessment of the financial assets focusing on trade receivables as they represent most of the credit exposure of the Group. Due to high credit quality of our customers, the Group does not expect a material impact on its consolidated financial statements, although a quantification of the impact is still subject to a more detailed analysis of all considerations.

•

Hedge accounting: Given the adoption of IFRS 9 requires prospective application of hedge accounting, the Group does not expect a material impact on its consolidated financial statements upon initial application. The implementation project of the new model included an assessment of current hedging relationships and the analysis of the new strategies that can be applied under IFRS 9. The Group believes that all existing hedge relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9.

This preliminary assessment is based on current available information and, therefore, are subject to changes from more detail analysis currently in progress or new available information in the future.

•	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, the Standard is applicable to all contracts with customers, with certain exemptions. The new revenue standard supersedes all current revenue recognition standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts effective on January 1, 2018, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) of the annual reporting period that includes the date of initial application.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the Standard, i.e., January 1, 2018.

The Group is currently assessing its contracts with customers to identify and measure the potential impacts on its consolidated financial statements of applying IFRS 15. In the current stage of the analysis, still in progress, the assessment has been focused on the key requirements of IFRS 15: identifying the contractual performance obligations; contracts with multiple obligations; contracts with variable consideration and timing of recognition; analysis of principal versus agent considerations; recognition of costs to obtain and fulfill a contract; and disclosures to be provided to comply with the Standard.

Based on a preliminary assessment, the Group has determined that if applied as of September 30, 2017, the new Standard would not have had a material effect on the interim consolidated financial statements of Enel Chile S.A. and its subsidiaries. The Group is also evaluating the changes and improvements that will be necessary in the systems, internal control, policies and procedures to comply with the requirements of IFRS 15.

•	IFRS 16 - Leases

In January 2016, the IASB published IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives, and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to early adopt the Standard.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following.

i)

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)

Lessor accounting: Under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating and finance leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future.

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets. For this purpuses, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application is permitted.

The Group expects that this new Interpretation will not have a material effect on the consolidated financial statements of Enel Chile and its subsidiaries.

•	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued this Interpretation to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

Improvements and Amendments	Mandatory application for annual Periods beginning on or after:

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.

January 1, 2018
Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not a sufficient reclassification criteria.

January 1, 2018

Amendments to IFRS 9: Prepayment features with negative compensation

The amendments allow entities to measure prepayable financial assets with negative compensation at amortized costo or at fair value through other comprehensive income upon compliance of certain specific condition, instead of being measured at fair value through profit or loss.

January 1, 2019

Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

The IASB issued these amendments to clarify that an entity that applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019
Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely.

In Management’s opinion, the application of the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of Enel Chile and its subsidiaries.

2.3 Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these interim consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the interim consolidated financial statements, certain judgments and estimates made by management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas were critical judgment is required are:

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).
•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among tangible and intangible assets and goodwill (see Note 3.e).
•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).
•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).
•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 20).
•	Energy supplied to customers whose meter readings are pending.
•

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (See Appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).
•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).
•

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these interim consolidated financial statements (see Note 3.o).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects in the corresponding future consolidated financial statements.

2.3.1 Changes in accounting estimates

The Company carried out a new study on useful lives allocated to the Group’s main items of property, plant and equipment in the generation business. The results of such study indicated that there is sufficient evidence to conclude that it is necessary to revised the remaining useful lives of certain assets, so as to them to better reflect the periodo over which these assets are expected to be available for use.

Based on above, beginning on January 1, 2017, the Company revised the remaining useful lives of certain items of its property, plant and equipment. This change in accounting estimate resulted in a lower depreciation expense of ThCh$8,267,987 for the nine month period ended September 30, 2017.  It is expected that for the year 2017, the lower depreciation expense will amount to ThCh$11,023,983.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly, by the Company. Control is exercised if, and only if, the following conditions are met: the Company has i) power over the subsidiary; ii) exposure or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

The Company has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Company will reassess whether or not it controls a subsidiary if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are consolidated as described in note 2.7.

Appendix 1. “Enel Chile Group Subsidiaries” to these interim consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1 Unconsolidated companies with an ownership interest of more than 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the investee.

2.5 Investment in associates

Associates are those in which the Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible at the end of each reporting period, including potential voting rights held by the Company or by another Group entity. In general, significant influence is presumed to be those cases in which the Group has an ownership interest of more than 20%.

Associates are incorporated to the consolidated financial statements using the equity method, as described in note 3.i.

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies.

2.6 Investment in joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-

Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in note 3.i.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intragroup transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statement from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the fair value of the equity interest previously held in the acquired company’s equity is measured on the date of acquisition and any gain or loss is recognized in the results for that period.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of entities with functional currencies other than the Chilean peso are translated as follows:
a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.
b.

For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.
d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” in other comprehensive income (see Note 24.3).
4.	Balances and transactions between consolidated entities were fully eliminated in the consolidation process.
5.

Changes in interests in subsidiaries that do not result in obtaining or losing control are recognized as equity transactions, and the carrying amount of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Enel Chile.

6.

Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amount at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to other reserves. The Group does not apply retrospective accounting recognition of business combinations under common control.

3.	ACCOUNTING POLICIES APPLIED.

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 15.b.1).

•	Employee expenses directly related to construction in progress. (See Note 15.b.2).
•

Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (See Note 22).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives (*)
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

(*) Beginning on January 1, 2017, the Company revised the remaining useful lives of certain items of its property, plant and equipment. See Note 2.3.1

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Fuel oil/coal-fired power plants	20 – 40
Combined cycle power plants	10 – 25
Renewable energy power plants	20
Transmission and distribution facilities:
High-voltage network	10 - 60
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transport facilities
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Investment property

Investment property includes land and buildings held for the purpose of earning rentals and/or for capital appreciation.

Investment property is measured at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

An investment property is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

Gains or losses on derecognition of the investment property are recognized as “other gains (losses) in the consolidated statement of comprehensive income and are calculated as the difference between the net disposal proceeds and the carrying amount of the asset.

The breakdown of the fair value of investment property is detailed in Note 16.

c)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, an impairment loss is immediately recognized in profit or loss (See Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of September 30, 2017 and December 31, 2016, there are no significant intangible assets with an indefinite useful life.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note 3.e below.

d.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research expenditures are recognized as an expense in the consolidated statement of comprehensive income in the period when are incurred.

d.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over four years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized.

e)	Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exist, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. For the nine month period ended September 30, 2017, the growth rate used to extrapolate the projections was 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The the minimum and maximum pre-tax discount rates applied in the period ended September 30, 2017, expressed in nominal terms were 7.7% and 11.5%, respectively.

If the recoverable amount of the CGU is estimated to be less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in profit or loss" in the consolidated statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount (net of amortization or depreciation) that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

f)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using equity method (See 3.i and 12) and those held for sale, into four categories:

•

Loans and account receivables: Trade and other receivables and accounts receivable from related companies are recognized at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncollected interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and of allocating finance income or cost over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows to be received or paid over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

•	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.
•

Financial assets at fair value with changes in net income: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•	Available-for-sale financial assets: These are financial assets specifically designated as available-for-sale or are not classify within any of the three preceding categories (see Note 7).

These investments are recognized in the consolidated statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of taxes, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

g.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

•

For trade receivables in the electricity generation, transmission and distribution segments, the Group’s policy is to recognize impairment losses when there is objective evidence that the balance will not be recoverable. In general terms, the Group’s entities has a defined policy to recognize an allowance for impairment losses based on the aging of past-due balances, except in those cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (See Note 8).

•

In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (See Notes 7 and 20).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.g.1.

g.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive fair value is recorded in “Trade and other receivables,” and negative fair values are recorded in “Trade and other liabilities.”

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•

Cash flow hedges: Changes in fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges.” The cumulative gain or loss in this reserve is reclassified to the statement of comprehensive income to the extent that the hedged item impacts the statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recorded directly in the statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•

The sole purpose of the agreement is for the Group’s own use, which is understood as in the case of fuel purchase agreements its used to generate electricity; in the case of electrical energy purchased for sale, its sale to the end-customers; and in the case of electricity sales its sale to the end-customers.

•	The Group’s future projections evidence the existence of these agreements for its own use.
•

Past experience with agreements evidence that they have been utilized for the Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in profit or loss.

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•

The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (See Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7) Offsetting financial assets and liabilities.

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when, and only when:

•	There is a legally enforceable right to set off the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The right of set-off may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	the amount determined under accounting policy describe in Note 3.l; and
•	the amount initially recognized less, when appropriate, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.p.

h)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools, such as “Bloomberg”.

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•

For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Group’s own credit risk;

•

For derivatives not quoted in an organized market, the Group measures fair value by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•

In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are disclosed in Note 20.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with Group’s entities, plus any goodwill generated in acquiring the entity. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from associates or joint ventures is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when impairment indicators exist.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies.

j)	Non-current assets held for sale and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

-	Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use
-	Held for distribution to owners, when the Company is committed to distribute the asset (or disposal group) to the owners.

For the above classification, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For this transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners.”

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale, and:

(i)	represents a separate major lines of business or geographical area of operations;
(ii)	is a part of a single coordinated plan to dispose a separate major line of business or geographical area of operations; or
(iii)	is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

k)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets (if any) is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the statement of comprehensive income when the employees have rendered their services.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and
•	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity other than increases relating to contributions from equity participants and such benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as appropriate. This revenue includes an estimate of the service provided and not billed until the closing date (See Note 2.3 and 25).

•

Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not billed and for which the customers’ meters have not been read yet (See Note 2.3 and 25).

Revenue from rendering of services is only recognized when it can be estimated reliably, by reference to the stage of completion of the service rendered at the date of the statement of financial position. When the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. (See Note 25)

Revenue from sales of goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group recognizes the net amount of non-financial asset purchase or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Financial income (expense) is recognized using the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recognizing them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

r)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Company’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies”, as appropriate, and recognized in equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)	Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.
-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

a) Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE in its Spanish acronym), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (CChNE in its Spanish acronym), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the participants in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business activities: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates tariffs.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, the current SIC and SING systems, and in 2017, the National Electricity System. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

a.1 Generation Segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These customers can freely negotiate prices for electrical supply with generators and/or distributors. Those customers with connected capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.

(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the sufficiency capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

a.2 Transmission Segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems is a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the revenues for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

a.3 Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified based on their demand as regulated and unregulated. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Law, and unregulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Law establishes that distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding tariffs.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

b) Regulatory Developments in 2017

Law No. 20,928 - Tariff Equality Law

On June 22, 2016, the Ministry of Energy published Law No. 20,928 in the Official Gazette, establishing tariff equality mechanisms for electrical services, amending the Electricity Law (DFL No. 4) of 2006.  The law states that the maximum tariffs that distribution companies may charge to residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism will be progressively absorbed by all the rest of the customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh. In addition, the Law provides for a discount for consumers with installed capacity greater than 200 MW that are located in those cities with intensive energy generation.

Nonetheless, the law allows the regulator to incorporate within the VAD certain services unrelated to energy distribution. In this context, in January 2017, the Ministry of Energy toghether with the CNE and SEF announced publicly the discontinuance of application of individual energy supply connection and disconnection service charge, also know as “cut-off and reconnection” charge. Prior to this announcement, the CNE requested distribution companies to discontinue the application of this charge, because this service charge will be incorporated in the tariff as part of the 2016 – 2020 tariffs distribution setting process, which was completed in August 2017 after publishing Decree 11T and will be retrospectively applied as from November 4, 2016.

Distribution Law

On September 29, 2016, at the Seminar “The Future of Electric Power Distribution” it was launched the process to devise a new law on electric power distribution. This process is lead by the Ministry of Energy with collaboration of the Pontifical Catholic University of Chile. In November and December 2016 and until January 2017, certain thematic workshops were carried out: “Development of the distribution network”; “Future financing of the network and tarification”; “Business model of distribution”; and “Future services of the network”. On April 13, 2017, the first stage of the process related to the distribution industry diagnosis, was completed.

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017. The plan considers amendments to the Safety and Quality Service Technical Standard, new Technical Appendices and Technical Standards applicable to energy generation, distribution and transmission facilities.

Regulation published in 2017

In 2017, several regulations associated with Transmission Law No. 20,936 has been published, among  others: (i) Regulation on Long-Term Energy Planning; (ii) Regulation setting the requirements and the procedure applicable to requests of international exchange of electric services; (iii) Regulation for determination of preliminary bands for new works in the transmission systems; (iv) Regulation for determination and payment of compensations for interruption of energy supply; and (v) Regulation on establishing Technical Standards ruling technical requirements on safety, coordination, quality, information and economics about electric sector operation.

c) Tariff Revisions:

c.1 Distribution Tariff Setting

In 2012, it was carried out the tariff setting process for distribution and distribution-related services to be applied for the 2012 – 2016 period. The results of the process were published in the Official Gazette through Decree No. 1T. The tariffs were effective until November 3, 2016.

At the end of 2015, the National Energy Commission (CNE) began the 2016 – 2020 tariff setting process through publishing Exempted Resolution No. 699 communicating the definition for Typical Areas, the terms for the “Distribution Value Added 2016 – 2020 Study”, and the terms for the “Services associated with Energy Distribution Supply Cost Study”.

The CNE defines six Typical Areas with separate tariff each, and Enel Distribución Chile was categorized within Typical Area No. 1, same as in prior tariff process, reflecting the higher density of its network and, therefore, lower costs as compared to other companies in the industry. The subsidiaries Empresa Eléctrica de Colina and Luz Andes were categorized, same as in prior tariff process, within Typical Areas No. 4 and No. 2, respectively.

In February 2016, the CNE published in the Official Gazette, Exempted Resolution No. 83 containing the list of the qualified independent consultant entities to be eligible by the distribution companies to carry out the tariff studies. In April 2016, Enel Distribución Chile selected Consultor Systep Ingeniería y Diseños S.A. to carry out the Distribution Value Added 2016 – 2020 Study.

On September 5, 2016, Enel Distribución Chile submitted to the CNE the tariff study in compliance with the requirements indicated in the regulations.

The 2016-2020 tariff setting process was finalized by publishing in the Official Gazette the Tariff Decree 11T, the distribution tariffs are retrospectively applicable to November 4, 2016.

c.2 Subtransmission Tariff Setting

On July 20, 2016, Law No. 20.936 was publish, setting the new regulatory framework for all electric energy transmission systems, making changes to the tariff process in all transmission sector. Also, the sector named “Subtransmission” was renamed to “Zonal Transmission”.

The Zonal Transmission tariffs are set every four years. However, before publishing Law No. 20.936, the tariff period for Substansmission had been extended, as follows:

•

On January 29, 2015, Law No. 20.805 was published in the Official Gazette, which, among other matters, it entitles the Ministry of Energy to extend in one more year the effective date of Decree CNE No. 14 of 2012 (“Decree No.14”), which set the subtransmission tariffs for the 2011 – 2014 period (i.e., such decree would be effective for the 2011 – 2015 period), and also to extend in one more year the effective date of the tariff setting process for the period 2015 – 2018 (i.e., 2016 – 2019).

•

On April 22, 2015, the Ministry of Energy published in the Official Gazette, Decree No. 7T, extending the effective date of the subtransmission tariff decree and expressly stating that the tariffs will be applied beginning on January 1, 2016.

Notwithstanding, in accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the effective date for Decree No. 14 was extended to December 31, 2017.

In relation to the 2016 – 2017 tariff period, on December 29, 2016 it was published Exempted Resolution No. 940, which defined the necessary adjustments to Decree No. 14 to extend its effective date for the years 2016 and 2017. The main adjustment is related to exempt generating power plants from payment for using the Zonal Transmission systems. The 2016 – 2019 tariff setting process will continue is progress, and in accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the results will be used for the tariffs to be applied to the 2018 – 2019 period.

On February 10, 2017, the CNE issued Exempted Resolution No. 83, which contained the “Preliminary Technical Report on Determination of the Annual Value of the Zonal Transmission and Dedicated Transmission Systems for the 2018-2019 period”. Enel Distribución, made comments to the report, and the final technical report was issued on March 28, 2017. Following the process steps, Enel Distribución communicated its discrepancies with the final technical report. On May 19, 2017, it was carried out a Public Hearing at which Enel Distribution and other interested parties presented their discrepancies to an Expert Panel.

At the reporting date of these interim consolidated financial statements, the tariff decree establishing the new tariffs has not been released.

c.3 Distribution-Related Services Tariff Setting

On March 14, 2014, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the prices for distribution-related services, which are currently still effective.

At the end of 2015, the CNE through Exempted Resolution No. 699 communicated, among other matters, the terms for the “Services associated with Energy Distribution Supply Cost Study” as part of the 2016 – 2020 tariff setting process. The terms incorporate five new distribution-related services, of which the most significant are “Construction and installment of temporary junctions” and “Lease of temporary junctions”.

On January 20, 2017, it was published the final report on the “Energy Distribution Supply-Related Services Cost Study”. Following the steps of the process, Enel Distribución made comments to the report.

Subsequently, on April 27, 2017, the CNE through Exempted Resolution No. 213 approved the Technical Report on “Distribution-Related Services Tariff Setting”. Following the steps of the process, Enel Distribución communicated its discrepancies with the technical report.

At the reporting date of these consolidated financial statements, the decree setting new tariffs for distribution-related services has not been released.

c.4 Energy Tenders

Under the new law for energy tenders, two bidding processes have been carried out: Supply Bidding No. 2015/01 and Supply Bidding No. 2015/02.

Supply Bidding No. 2015/01 was launched in May 2016 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh to 84 companies at a weighted average price of US$ 47.6 per MWh. Enel Generación Chile was awarded with 5,918 GWh per year, which represents a 47.6% of the total energy awarded.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, a 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

On January 27, 2017, the CNE published the terms for Supply Bidding 2017/01. Subsequently, on March 21, 2017, the CNE issued the 2017 Preliminary Report for Electricity Supply Biddings, which stated a projection for the energy demand for the 2017-2037 period. The report indicated a decrease in the energy demand by year 2024.

In this context, the CNE issued through Exempted Resolution No. 250 on May 15, 2017 the Final Report for Electricity Supply Biddings. On June 16, 2017, based on the new forecasted energy demand, the CNE issued Exempted Resolution No. 305 which modifies the terms of the Supply Bidding 2017/01, stating that the total energy tender will be 2.2 TW per year as of 2024.

The next milestons of Supply Bidding 2017/01 are: (i) Submission of offers (October 11, 2017); (ii) Publishing of Price Reserve (October 24, 2017); (ii) Review of Economic Offers (October 30, 2017); and (iv) Awarding results (in November 2017).

5.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE.

On December 16, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee Electrogas S.A., equivalent to a 42.5% ownership interest, to Aerio Chile SpA (“Aerio Chile”) which is an indirectly wholly-owned subsidiary of REN – Redes Energéticas Nacionais, S.G.P.S., S.A. The total sale price was US$ 180 million.

The closing of the transaction and transfer of the investment occurred in February 7, 2017. The cash consideration received was ThCh$115,582,806 and a gain on sale before taxes of ThCh$105,311,912 was recognized (see Notes 6.d and 30, respectively).

Electrogas S.A. is a private corporation whose purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

As described in Note 3.j), non-current assets and groups of assets held for sale have been recognized at the lower of their carrying amount and fair value less costs of disposal. Electrogas S.A. does not represent a separate major line of business for Enel Generación Chile.

The following table sets forth the carrying amount of Electrogas S.A. as of December 31, 2016, which has been classified as non-current assets held for sale:

Equity of Electrogas S.A.	Ownership Interest	Carrying Amount of Investment in Electrogas S.A.
ThCh$	%	ThCh$

30,571,784	42.5	12,993,008

6.	CASH AND CASH EQUIVALENTS.
a)	The detail of cash and cash equivalents as of September 30, 2017 and December 31, 2016, is as follows:

Cash and cash equivalents	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Cash balances	51,092	48,002
Bank balances	9,508,079	48,556,736
Time deposits	86,612,963	17,325,478
Other fixed-income instruments	175,915,244	180,068,976
Total	272,087,378	245,999,192

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Chilean peso	261,382,462	235,993,647
Argentine peso	6,324,844	4,807,406
U.S. dollar	4,380,072	5,198,139
Total	272,087,378	245,999,192
c)	There are no payments made to acquire shares of subsidiaries as of September 30, 2017.
d)	The following table sets forth cash and cash equivalents that have been received from the sale of shares of subsidiaries and associates as of September 30, 2017 and December 31, 2017:

Loss of significant influence in Associate	9-30-2017	12-31-2016
	ThCh$	ThCh$
Amounts received for the sale of subsidiaries (*)	115,582,806	132,820,800
Total	115,582,806	132,820,800
(*)	See Note 5 (September 30, 2017) and Note 12.a).2 (December 31, 2016).
e)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes as of September 30, 2017. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities:

Liabilities arising from financing activities	Balance as of 1/1/2017 (1)	Financing Cash Flows				Non-Cash Changes				Balance as of 9/30/2017 (1)
		From	Used	Interest paid	Total	Changes in fair value	Foreign exchange differences	Financial costs (2)	Other changes
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 18.1)	4,274	-	(3,219)	(10,339)	(13,558)	-	-	9,368	-	84
Unsecured obligations (Note 18.1)	802,306,161	-	(2,757,613)	(29,928,525)	(32,686,138)	-	(22,386,425)	32,893,964	3,859,019	783,986,581
Finance leases (Note 18.1)	17,749,647	-	(1,960,047)	-	(1,960,047)	-	(804,823)	623,810	-	15,608,587
Financial derivatives for hedging (Note 7 y 18)	23,640,892	-	(1,901,122)	-	(1,901,122)	(7,496,223)	(13,538,748)	2,679,596	(3,088,100)	296,295
Loans to related parties (Note 9.1.b)	-	150,000,000	(150,000,000)	(289,800)	(289,800)	-	-	289,800	-	-
Other obligations	-	-	(487,328)	-	(487,328)	-	-	487,328	-	-
Total	843,700,974	150,000,000	(157,109,329)	(30,228,664)	(37,337,993)	(7,496,223)	(36,729,996)	36,983,866	770,919	799,891,547

(1)	Balance corresponds to current and non-current portion.
(2)	Other changes include interest accruals.

7.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of September 30, 2017 and December 31, 2016, is as follows:

Other Financial Assets	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments - quoted equity securities	-	2,595,343	-	2,616,239
Available-for-sale financial investments – non-quoted equity securities or with limited liquidity	-	35,581	-	25,381
Financial assets held-to-maturity (*)	173,302	-	462,801	652,733
Hedging derivatives	3,742,976	30,956,130	121,443	25,533,189
Non- hedging derivatives	95,186	-	-	-
Total	4,011,464	33,587,054	584,244	28,827,542
(*)	See Note 20.1.a

The amounts included in “financial assets held to maturity” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (e.g. with maturity over 90 days from time of investment).

8.	TRADE AND OTHER RECEIVABLES.
a)	The detail of trade and other receivables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and Other Receivables, Gross	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	483,115,228	35,435,980	484,533,736	33,500,105
Trade receivables, gross (2)	431,377,113	1,866,617	414,184,116	8,369,878
Other receivables, gross (1)	51,738,115	33,569,363	70,349,620	25,130,227

Trade and Other Receivables, Net	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	439,597,558	35,435,980	445,071,856	33,500,105
Trade and other receivables, net (2)	396,365,452	1,866,617	382,487,300	8,369,878
Other receivables, net (1)	43,232,106	33,569,363	62,584,556	25,130,227

(1)

As of September 30, 2017, it mainly includes accounts receivable related to loans and advances to employees for ThCh$7,612,244 (ThCh$11,167,266 as of December 31, 2016); recoverable taxes (VAT) of ThCh$17,236,450 (ThCh$18,658,849 as of December 31, 2016); recoverable taxes in Peru of ThCh$3,750,619 (ThCh$15,035,980 as of December 31, 2016); insurance receivables of ThCh$6,512,008 (nil as of December 31, 2016); and lease receivables of ThCh$33,467,353 (ThCh$23,296,996 as of December 31, 2016).

(2)

As of September 30, 2017, our subsidiary Enel Distribución Chile S.A. has recognized unbilled revenue for the sale of energy and capacity of ThCh$15,636,885 (ThCh$(8,851,761) as of December 31, 2016) related to not application of Average Node Prices and Short Term Node Prices decrees in accordance with Article 157 of Law No. 20,018, “The distribution pubic service concessionaires shall apply to its end-customers subject to tariff regulation, the tariffs at the generation-transportation level resulting from applying current tariff averages for such energy supply according to their corresponding contracts”

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers with sales representing 10% or more of its total consolidated revenues for the nine month period ended September 30, 2017.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	Lease receivables

As of September 30, 2017 and December 31, 2016, the present value of minimum lease payments receivable is as follows:

	9-30-2017			12-31-2016
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	4,193,240	954,590	3,238,650	2,807,385	696,299	2,111,086
From one to five years	14,702,362	1,875,166	12,827,196	10,011,194	1,461,944	8,549,250
More than five years	20,133,893	2,732,386	17,401,507	15,021,707	2,385,077	12,636,630
Total	39,029,495	5,562,142	33,467,353	27,840,286	4,543,320	23,296,966

Lease arrangaments are related to public lightning devolpments mainly to municipalities.

c)	As of September 30, 2017 and December 31, 2016, the balance of past due but not impaired trade receivables is as follows

Trade Receivables Past Due But Not Impaired	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Less than three months	52,062,394	52,259,795
Between three and six months	8,385,026	10,795,139
Between six and twelve months	10,187,923	15,842,450
More than twelve months	14,565,625	23,338,216
Total	85,200,968	102,235,600

d)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-Current
ThCh$
Balance as of March 1, 2016	36,846,377
Increases (decreases) for the year (*)	4,172,291
Amounts written off	(1,537,734)
Foreign currency translation differences	(19,054)
Balance as of December 31, 2016	39,461,880
Increases (decreases) for the period (*)	5,517,616
Amounts written off	(1,461,826)
Balance as of September 30, 2017	43,517,670
(*)	See Note 28 for impairment of financial assets.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least twenty four months. Overall, the risk of writing off our trade receivables is limited (See Notes 3.g.3, 19.5 and 19.5).

e)	Additional information:
-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros de Chile (Chilean superintendence of Securities and Insurance), of February 3, 2012 (XBRL Taxonomy). See Appendix 6.

-	Supplementary information on trade receivables. See Appendix 6.1.
9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

Related party transactions are performed at current market conditions.

Transactions between the Group and its subsidiaries, associates and joint ventures have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of Enel Chile is the Italian corporation Enel S.p.A.

9.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Group and its non-consolidated related companies are as follows:

a)	Receivables from related parties

Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the Transaction	Relationship	Currency	Country	Current		Non-Current
							9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Other services	More than 90 days	Common control	CH$	Spain	70,700	83,448	-	-
Foreign	Endesa España	Other services	More than 90 days	Common control	Euros	Spain	12,748	-	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Energy Sales	Less than 90 days	Common control	CH$	Chile	47,112	129,755	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	68,234	57,827	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Other services	Less than 90 days	Common control	CH$	Chile	302,459	-	-	-
96.880.800-1	Empresa Electrica Puyehue S.A.	Energy Sales	Less than 90 days	Common control	CH$	Chile	-	64	-	-
76.418.940-k	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	CH$	Chile	7,139,610	16,780,275	-	-
Foreign	Endesa Generación	Other services	Less than 90 days	Common control	CH$	Spain	-	36,067	-	-
Foreign	Endesa Generación	Commodity derivatives	Less than 90 days	Common control	US$	Spain	587,224	587,224	-	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	-	8,144	-	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	Euros	Italy	298,982	278,834	-	-
Foreign	Enel Trade S.p.A.	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	11,104,473	22,321,017	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Energy Sales	Less than 90 days	Common control	CH$	Chile	102,025	142,926	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Tolls	Less than 90 days	Common control	CH$	Chile	325	8	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Other services	Less than 90 days	Common control	CH$	Chile	76,263	-	-	-
76.321.458-3	Sociedad Almeyda Solar SpA	Energy Sales	Less than 90 days	Common control	CH$	Chile	89,164	98,353	-	-
76.321.458-3	Sociedad Almeyda Solar SpA	Tolls	Less than 90 days	Common control	CH$	Chile	20,362	21,774	-	-
76.321.458-3	Sociedad Almeyda Solar SpA	Other services	Less than 90 days	Common control	CH$	Chile	30,508	-	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Energy Sales	Less than 90 days	Common control	CH$	Chile	9,895	243,946	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	545	-	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Other services	Less than 90 days	Common control	CH$	Chile	83,886	-	-	-
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	CH$	Italy	-	194,879	-	-
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Euros	Italy	375,185	145,858	-	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Energy Sales	Less than 90 days	Common control	CH$	Chile	80,513	81,377	-	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	CH$	Chile	76,263	-	-	-
76.412.562-2	Enel Green Power del Sur SPA	Energy Sales	Less than 90 days	Common control	CH$	Chile	48,030	25,559	-	-
76.412.562-2	Enel Green Power del Sur SPA	Tolls	Less than 90 days	Common control	CH$	Chile	6,852	-	-	-
76.412.562-2	Enel Green Power del Sur SPA	Other services	Less than 90 days	Common control	CH$	Chile	476,189	-	-	-
96.920.110-0	Enel Green Power Chile Ltda	Other services	Less than 90 days	Common control	CH$	Chile	311,373	34,851	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Common control	CH$	Brazil	2,011,310	2,121,609	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Common control	Euros	Brazil	76,130	-	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Common control	US$	Brazil	96,254	36,276	-	-
76.532.379-7	Chilectra Inversud	Other services	Less than 90 days	Common control	CH$	Chile	-	150,246	-	-
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common control	CH$	Costa Rica	1,526,883	1,614,168	-	-
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	CH$	Colombia	2,477	29,989	-	-
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	$ Col	Colombia	-	13,327	-	-
Foreign	Codensa S.A.	Other services	Less than 90 days	Common control	CH$	Colombia	791,622	423,462	-	-
Foreign	Codensa S.A.	Other services	Less than 90 days	Common control	Euros	Colombia	43,897	-	-	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	CH$	Peru	-	1,328,268	-	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	US$	Peru	567,181	-	-	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	Soles	Peru	-	15,192	-	-
94.271.000-3	Enel Américas S.A.	Mercantile current account	Less than 90 days	Common control	CH$	Chile	71,039	519,570	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	CH$	Chile	1,926,567	2,356,523	-	-
Foreign	Enel Green Power Colombia SAS	Other services	Less than 90 days	Common control	CH$	Colombia	46,557	-	-	-
Foreign	Enel Distribuzione	Other services	Less than 90 days	Common control	Euros	Italia	349,086	-	-	-
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	CH$	Peru	-	346,061	-	-
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	US$	Peru	76,670	-	-	-
Foreign	Enel Perú S.A.C.	Other services	Less than 90 days	Common control	CH$	Peru	-	341,948	-	-
Foreign	Enel Perú S.A.C.	Other services	Less than 90 days	Common control	US$	Peru	1,306	-	-	-
Foreign	Compañía Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	CH$	Peru	-	639,233	-	-
Foreign	Enel Distribución Perú S.A.	Other services	Less than 90 days	Common control	CH$	Peru	354,283	1,251,369	-	-
Foreign	Empresa Distribuidora Sur S.A.	Other services	Less than 90 days	Common control	CH$	Argentina	796,750	398,957	-	-
Total							30,156,932	52,858,384	-	-

b)	Accounts payable to related parties

Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the Transaction	Relationship	Currency	Country	Current		Non-Current
							9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Other services	Less than 90 days	Common control	CH$	Spain	129,492	273,569	-	-
Foreign	Endesa España	Other services	Less than 90 days	Common control	Euros	Spain	147,481	-	-	-
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Common control	CH$	Brazil	84,171	85,864	-	-
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Common control	US$	Argentina	-	63,992	-	-
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Common control	CH$	Argentina	74,740	13,574	-	-
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	US$	Colombia	5,461	5,461	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	CH$	Chile	887,077	974,374	-	-
Foreign	Enel Distribución Perú S.A.	Other services	Less than 90 days	Common control	US$	Peru	2,239	2,239	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common control	CH$	Chile	1,442,937	1,695,658	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	72,123	92,005	-	-
96.806.130-5	Electrogas S.A.	Tolls	Less than 90 days	Associate	CH$	Chile	-	331,447	-	-
76.418.940-k	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	CH$	Chile	23,632,567	4,872,264	-	-
Foreign	Endesa Generación	Caoal purchases	Less than 90 days	Common control	CH$	Spain	-	486,180	-	-
Foreign	Endesa Generación	Other services	Less than 90 days	Common control	CH$	Spain	22,257	379,731	-	-
Foreign	Endesa Generación	Other services	Less than 90 days	Common control	US$	Spain	213,709	-	-	-
Foreign	Enel Iberoamérica S.R.L	Other services	Less than 90 days	Parent	Euros	Spain	526,129	158,909	-	-
Foreign	Enel Iberoamérica S.R.L	Dividends	Less than 90 days	Parent	CH$	Spain	-	57,755,885	-	-
Foreign	Enel Iberoamérica S.R.L	Other services	Less than 90 days	Parent	CH$	Spain	185,877	867,838	-	-
Foreign	Enel Distribuzione	Other services	Less than 90 days	Common control	Euros	Italy	801,225	705,730	-	-
Foreign	Enel Produzione	Other services	Less than 90 days	Common control	Euros	Italy	7,007,025	118,261	-	-
Foreign	Enel Produzione	Other services	Less than 90 days	Common control	CH$	Italy	-	483,665	-	-
Foreign	Enel Ingegneria e Ricerca	Other services	Less than 90 days	Common control	CH$	Italy	-	6,343,845	-	251,527
Foreign	Enel Ingegneria e Ricerca	Other services	Less than 90 days	Common control	Euros	Italy	1,766,235	-	-	-
Foreign	Enel Energía	Other services	Less than 90 days	Common control	CH$	Italy	299,962	163,911	-	-
76.321.458-3	Sociedad Almeyda Solar Spa	Energy purchases	Less than 90 days	Common control	CH$	Chile	355,499	379,716	-	-
76.321.458-3	Sociedad Almeyda Solar Spa	Tolls	Less than 90 days	Common control	CH$	Chile	80,919	45,153	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Venture	CH$	Chile	81,691	332,709	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Energy purchases	Less than 90 days	Joint Venture	CH$	Chile	88,277	-	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Energy purchases	Less than 90 days	Common control	CH$	Chile	58,395	48,434	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Tolls	Less than 90 days	Common control	CH$	Chile	121	301	-	-
Foreign	Enel Trade S.p.A.	Other services	Less than 90 days	Common control	CH$	Italy	-	589,896	-	-
Foreign	Enel Trade S.p.A.	Other services	Less than 90 days	Common control	Euros	Italy	95,221	-	-	-
Foreign	Enel Trade S.p.A.	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	1,509,692	1,103,206	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Energy purchases	Less than 90 days	Common control	CH$	Chile	2,023,830	2,171,864	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	228	333	-	-
76.412.562-2	Enel Green Power del Sur SPA	Energy purchases	Less than 90 days	Common control	CH$	Chile	9,073,290	7,406,880	-	-
76.412.562-2	Enel Green Power del Sur SPA	Other services	Less than 90 days	Common control	CH$	Chile	-	87,448	-	-
76.412.562-2	Enel Green Power del Sur SPA	Tolls	Less than 90 days	Common control	CH$	Chile	272	42,901	-	-
96.920.110-0	Enel Green Power Chile Ltda	Other services	Less than 90 days	Common control	CH$	Chile	128,871	-	-	-
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	CH$	Italy	-	120,296	-	-
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Euros	Italy	763,570	564,764	-	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	CH$	Chile	-	477	-	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Energy purchases	Less than 90 days	Common control	CH$	Chile	1,273,457	-	-	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	1,777,308	1,660,149	-	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	Euros	Italy	21,949	-	-	-
Foreign	Codensa S.A.	Other services	Less than 90 days	Common control	US$	Colombia	7,684	-	-	-
Foreign	Enel Green Power Italia	Other services	Less than 90 days	Common control	US$	Italy	282,937	-	-	-
Foreign	Enel Green Power Italia	Other services	Less than 90 days	Common control	Euros	Italy	71,150	-	-	-
Total							54,995,068	90,428,929	-	251,527

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Relationship	Description of the transaction	Country	For the nine month period ended	For the seven month period ended
					9-30-2017	9-30-2016
					ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Common control	Gas sales	Spain	-	18,655,911
Foreign	Endesa Energía S.A.	Common control	Fuel purchase	Spain	10,394,146	-
Foreign	Endesa Generación	Common control	Fuel purchase	Spain	-	(45,057,418)
Foreign	Enel Peru S.A.C.	Common control	Other Services Rendered	Peru	7,408	60,847
Foreign	Enel Peru S.A.C.	Common control	Financial Expenses	Peru	(181)	-
94.271.000-3	Enel Américas S.A.	Common control	Financial Expenses	Chile	(289,817)	(1,933,040)
94.271.000-3	Enel Américas S.A.	Common control	Financial Income	Chile	-	531,745
94.271.000-3	Enel Américas S.A.	Common control	Other Services Rendered	Chile	4,024,528	3,386,741
94.271.000-3	Enel Américas S.A.	Common control	Other Provisions	Chile	-	(352)
94.271.000-3	Enel Américas S.A.	Common control	Other Operating Income	Chile	-	182,091
94.271.000-3	Enel Américas S.A.	Common control	Other Fixed Expenses	Chile	-	(1,482,918)
Foreign	Codensa	Common control	Other Operating Income	Colombia	-	(709)
Foreign	Codensa	Common control	Other Services Rendered	Colombia	395,832	-
Foreign	Enel Brasil S.A.	Common control	Other Fixed Expenses	Brasil	-	(35,949)
76.418.940-k	GNL Chile S.A.	Associate	Gas purchases	Chile	(124,933,302)	(68,646,784)
76.418.940-k	GNL Chile S.A.	Associate	Gas transportation	Chile	(36,410,642)	(28,357,896)
76.418.940-k	GNL Chile S.A.	Associate	Other Services Rendered	Chile	85,274	82,762
76.418.940-k	GNL Chile S.A.	Associate	Otros Financial Revenue	Chile	-	(1,539)
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	-	1,912,448
76.788.080-4	GNL Quintero S.A.	Associate	Tolls	Chile	-	79,203
76.788.080-4	GNL Quintero S.A.	Associate	Other Services Rendered	Chile	-	960,390
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchases	Chile	(7,455,531)	(6,499,195)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Tolls	Chile	(199,600)	(159,493)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Other Services Rendered	Chile	273,129	194,948
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	326,389	92,022
Foreign	Empresa Distribuidora Sur S.A.	Common control	Other Services Rendered	Argentina	409,823	-
Foreign	Enel Distribución Peru S.A.	Common control	Other Services Rendered	Peru	176,867	-
Foreign	Enel Iberoamérica S.R.L	Parent	Other Services Rendered	Spain	129	-
96.806.130-5	Electrogas S.A.	Associate	Tolls	Chile	(276,124)	(1,939,720)
96.806.130-5	Electrogas S.A.	Associate	Fuel purchase	Chile	-	(560,892)
Foreign	Emgesa S.A. E.S.P.	Common control	Other Operating Income	Colombia	-	37,840
Foreign	Enel Argentina S.A.	Common control	Gas transportation	Argentina	-	(970)
Foreign	Enel Generación Peru S.A.	Common control	Other Services Rendered	Peru	426,038	-
Foreign	Enel Generación Peru S.A.	Common control	Other Fixed Expenses	Peru	-	(313,099)
Foreign	Enel Generación Peru S.A.	Common control	Financial Expenses	Peru	(349)	-
Foreign	Enel Generación Peru S.A.	Common control	Other Operating Income	Peru	-	(9,253)
Foreign	Enel Generación Piura S.A.	Common control	Other Services Rendered	Peru	4,984	106,738
Foreign	Enel Generación Piura S.A.	Common control	Financial Expenses	Peru	(135)	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Tolls	Chile	(1,012,077)	(830,846)
99.573.910-0	Chilectra Inversud	Common control	Other Services Rendered	Chile	-	637
76.532.379-7	Chilectra Américas S.A.	Common control	Other Services Rendered	Chile	-	222,761
76.536.351-9	Endesa Américas S.A.	Common control	Other Services Rendered	Chile	-	980,710
Foreign	PH Chucas Costa Rica	Common control	Other Services Rendered	Costa Rica	16,641	-
Foreign	Compañía Energetica Veracruz S.A.C.	Common control	Other Services Rendered	Peru	329,742	5,969
Foreign	Enel Trade S.p.A	Common control	Commodity derivatives	Italy	9,123,622	-
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Energy purchases	Chile	(3,195,918)	(2,532,259)
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Tolls	Chile	(148,373)	(117,027)
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Other Services Rendered	Chile	26,610	103,933
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Energy sales	Chile	212,275	23,527
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Energy purchases	Chile	(11,629,735)	(9,263,761)
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Other Services Rendered	Chile	66,518	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Energy sales	Chile	144,008	533,796
Foreign	Enel S.p.A.	Parent	Other Fixed Expenses	Italy	-	(34,700)
Foreign	Enel Italia Servizi	Common control	Other Fixed Expenses	Italy	(229,613)	-
76.412.562-2	Enel Green Power del Sur SPA	Common control	Energy purchases	Chile	(74,539,125)	(24,659,209)
76.412.562-2	Enel Green Power del Sur SPA	Common control	Energy sales	Chile	514,291	20,186
76.412.562-2	Enel Green Power del Sur SPA	Common control	Tolls	Chile	5,284	(436)
76.412.562-2	Enel Green Power del Sur SPA	Common control	Other Services Rendered	Chile	415,344	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Energy purchases	Chile	(19,724,629)	(16,021,861)
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Tolls	Chile	198	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Other Services Rendered	Chile	73,167	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Energy sales	Chile	39,021	5,109
76.250.019-1	Enel Chile Ltda	Common control	Other Services Rendered	Chile	170,107	-
Foreign	Enel Produzione	Common control	Other Fixed Expenses	Italy	(14,049)	-
Foreign	Enel Distribuzione	Common control	Other Fixed Expenses	Italy	-	(464)
Foreign	Enel Ingegneria e Innovazione	Common control	Other Services Rendered	Italy	-	21,501
Foreign	Enel Ingegneria e Innovazione	Common control	Other Fixed Expenses	Italy	-	(328,310)
Foreign	Enel Global Trading S.p.A.	Common control	Other Operating Income	Italy	11,488	6,626,475
Foreign	Enel Global Trading S.p.A.	Common control	Other Provisions	Italy	-	(1,385,455)
Foreign	Enel Green Power Colombia SAS	Common control	Other Services Rendered	Colombia	46,557	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Energy sales	Chile	115,699	50,379
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Tolls	Chile	85	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Other Services Rendered	Chile	66,518	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Energy Purchases	Chile	(366,104)	(268,986)
Total					(252,523,582)	(175,563,872)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting receivable or payable balances are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2 Board of Directors and Key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of September 30, 2017, was elected at the Ordinary Shareholders Meeting held on April 28, 2016. At the Board of Directors Meeting held on April 29, 2016 were designated the Chairman and Vice Chairman.

a)	Receivables from related parties
•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members or the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensation have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing shock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Enel Chile S.A.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to equity owners of parent). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

- 180 U.F. as a fixed monthly fee; and

- 66 U.F. as per diem for each Board meeting attended, for up to 15 sessions, whether ordinary or extraordinary, in the corresponding period.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the compensation for the Chairman of the Board will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

If any Director of Enel Chile S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enel Américas S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of Enel Chile S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enel Chile S.A. Nevertheless, the executives may receive such compensation or per diem, provided there is prior express authorization, as a payment in advance of the variable portion of their compensation received from the respective companies through which they are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable compensation equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

- 60 UF as a fixed monthly fee, and

- 22 UF as per diem for each Board meeting attended for up to 15 sessions, whether ordinary or extraordinary, in the corresponding period.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

The following tables show details of the compensation paid to the members of the Board of Directors of Enel Chile S.A. for the nine month period September 30, 2017 and the seven month period ended September 30, 2016:

Taxpayer ID No. (RUT)	Name	Position	Period in Position	For the nine month perioded ended September 30, 2017
				Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	1/1/17 to 9/30/17	131,597	-	-
Foreign	Giulio Fazio	Director	1/1/17 to 9/30/17	-	-	-
4.461.192-9	Fernan Gazmuri Plaza	Director	1/1/17 to 9/30/17	65,799	-	20,760
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	1/1/17 to 9/30/17	65,799	-	20,760
5.672.444-3	Juan Gerardo Jofré Miranda	Director	1/1/17 to 9/30/17	65,799	-	20,760
Foreign	Vincenzo Ranieri	Director	1/1/17 to 9/30/17	-	-	-
Foreign	Salvatore Bernabei	Director	1/1/17 to 6/30/17	-	-	-
Total				328,994	-	62,280

Taxpayer ID No. (RUT)	Name	Position	Period in Position	For the seven month period ended September 30, 2016
				Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	3/1/16 to 9/30/16	87,294	-	-
Foreign	Giulio Fazio	Vice-Chairman	3/1/16 to 9/30/16	-	-	-
4.461.192-9	Fernan Gazmuri Plaza	Director	3/1/16 to 9/30/16	59,722	-	18,202
4.774.797-K	Pablo Cabrera Gaete	Director	3/1/16 to 9/30/16	59,722	-	18,202
5.672.444-3	Juan Gerardo Jofre Miranda	Director	3/1/16 to 9/30/16	59,722	-	18,202
Foreign	Vincenzo Ranieri	Director	3/1/16 to 9/30/16	-	-	-
Foreign	Salvatore Bernabei	Director	3/1/16 to 9/30/16	-	-	-
Total				266,460	-	54,606

c)	Guarantees given by the Company in favor of the directors

No guarantees have been given in favor of the directors.

9.3 Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
Foreign	Nicola Cotugno (1)	Chief Executive Officer
7.625.745-0	Antonio Barreda Toledo	Procurement Officer
24.950.967-1	Raffaele Grandi	Administration, Finance and Control Officer
15.307.846-7	José Miranda Montecinos	Communications Officer
24.166.243-8	Alain Rosolino (2)	Human Resources and Organization Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary of the Board
Foreign	Raffaele Cutrignelli (3)	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	Institutional Relations Officer

(1) On August 16, 2016, Mr. Nicola Cotugno became CEO replacing Mr. Luca D’Agnese who submitted his voluntarily resignation from the Company, and served until that date.

(2) On October 1, 2016, Mr. Alain Rosolino became Human Resources and Organization Officer replacing Ms. Paola Visintini Vacarezza.

(3) On October 1, 2016, Mr. Raffaele Cutrignelli became Internal Audit Officer replacing Mr. Alain Rosolino.

Incentive plans for key management personnel

Enel Chile S.A. has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross compensation.

Compensation received by key management personnel is as follows:

Remuneration of Key Management Personnel	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cash compensation	2,104,735	1,003,236
Shor-term benefits for employees	355,874	250,950
Other long-term benefits	33,765	145,841
Total	2,494,374	1,400,027
b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

9.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

10.	INVENTORIES.

The detail of inventories as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Inventories	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Supplies for Production	18,034,828	12,377,179
Gas	4,659,486	2,159,901
Oil	2,560,841	2,556,438
Coal	10,814,501	7,660,840
Other inventories (*)	18,747,307	25,162,417
Total	36,782,135	37,539,596

(*) Other inventories	18,747,307	25,162,417
Supplies for projects and spare parts	12,718,000	17,076,698
Electrical materials	6,029,307	8,085,719

There are no inventories pledged as security for liabilities.

For the nine month period ended September 30, 2017 and the seven month period ended 2016, raw materials and consumables recognized as fuel expenses were ThCh$259,857,273 and ThCh$217,636,163, respectively. See Note 26.

As of September 30, 2017 and December 31, 2016, no inventories have been written down due to obsolescence.

11.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets and liabilities as of September 30, 2017 and December 31, 2016, is as follows:

Tax Receivables	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Monthly provisional tax payments	53,447,550	43,862,763
Tax credit for absorbed profits	11,422,226	11,398,609
Tax credit for training expenses	85,000	241,700
Other	133,766	146,099
Total	65,088,542	55,649,171

Tax Payables	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Income tax	46,559,761	61,599,415
Total	46,559,761	61,599,415

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

12.1. Investments accounted for using the equity method

a.	The following tables present the changes in investments in associates and joint ventures accounted for using the equity method as of September 30, 2017 and December 31, 2016:
Taxpayer ID No. (RUT)	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/1/2017	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of 9/30/2017
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
76.418.940-k	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,982,934	-	860,177	(743,734)	(170,131)	-	-	-	3,929,246
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,441,167	1,836,000	(2,757,012)	-	-	-	-	-	5,520,155
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	8,222,762	-	447,864	-	-	-	-	-	8,670,626
76.014.570-k	Enel Argentina S.A.	Joint Venture	Argentina	Argentine peso	0.1153%	91,335	-	(12,220)	-	(11,276)	-	332	-	68,171
TOTAL						18,738,198	1,836,000	(1,461,191)	(743,734)	(181,407)	-	332	-	18,188,198

Taxpayer ID No. (RUT)	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/3/2016	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of 12/31/2016
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.806.130-5	Electrogas S.A. (1)	Associate	Chile	U.S dollar	42.50%	12,609,980	-	4,298,397	(3,979,095)	(543,649)	607,375	-	(12,993,008)	-
76.788.080-4	GNL Quinteros S.A. (2)	Associate	Chile	U.S dollar	20.00%	3,992,738	-	2,025,153	(2,598,035)	(768,994)	1,523,942	(4,174,804)	-	-
76.418.940-k	GNL Chile S.A.	Associate	Chile	U.S dollar	33.33%	2,524,101	-	1,569,665	-	(110,832)	-	-	-	3,982,934
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	5,946,641	2,346,000	(1,851,475)	-	-	-	-	-	6,441,166
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	7,707,418	-	515,345	-	-	-	-	-	8,222,763
76.014.570-k	Enel Argentina S.A.	Joint Venture	Argentina	Argentine peso	0.1153%	-	65,804	23,611	-	(7,738)	(656)	10,314	-	91,335
Foreign	Southern Cone S.A	Joint Venture	Argentina	Argentine peso	2.00%	-	901	3,780	-	1,345	(63)	(5,963)	-	-
TOTAL						32,780,878	2,412,705	6,584,476	(6,577,130)	(1,429,868)	2,130,598	(4,170,453)	(12,993,008)	18,738,198
(1)See Note 5.

(2)On June 9, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee GNL Quintero S.A., equivalent to a 20% ownership interest, to Enagás Chile SpA (“Enagas Chile”) which is a wholly-owned subsidiary of Enagás S.A.

The sale of this ownership interest to Enagás Chile is subject to compliance with customery conditions for this type of transactions, including the lack of exercise of the preemptive rights from the rest of shareholders of GNL Quintero S.A., in accordance with the terms and conditions established in the shareholders agreements signed by the shareholders of such entity.

On September 14, 2016, after compliance with all conditions agreed between the parties, the sale transaction was completed and Enel Generación Chile S.A. transferred its shares of GNL Quintero S.A. to Enagás Chile. The total sale price was US$ 197,365,113.2 (ThCh$ 132,820,800).

b.	Additional financial information on investments in associates and joint ventures

12.2. Investments with significant influence

The following tables show financial information as of September 30, 2017 and December 31, 2016, from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	As of and for the nine month period ended September 30, 2017
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	87,756,434	121,223	76,088,739	-	581,269,625	(578,688,835)	2,580,790	(24,472)	2,556,318

Investments with Significant Influence	As of and for the year ended December 31, 2016
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	90,283,944	117,703	78,452,153	-	615,229,994	(610,756,322)	4,473,672	(510,406)	3,963,266
GNL Quintero S.A.	20.00%	-	-	-	-	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)
Electrogas S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457

Appendix 3 to these interim consolidated financial statements provides information on the main activities of our associates and the ownership interest that the Group holds in them.

None of our associates have published price quotations.

12.3. Joint ventures

The following tables present information from the financial statements as of September 30, 2017 and December 31, 2016, on the main joint ventures:

Investments in Joint Ventures	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.0%	51.0%	50.0%	50.0%
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Total Current Assets	631,703	863,962	7,299,460	6,366,378
Total Non-Current Assets	15,159,321	15,159,321	11,975,552	12,034,576
Tota Current Liabilities	4,886,511	3,324,706	172,570	245,025
Total Non-Current Liabilities	79,428	68,081	1,761,191	1,710,406
Cash and cash equivalents	616,196	860,719	6,221,334	5,716,196

Revenues	-	-	2,117,245	2,774,316
Other fixed operating expenses	(5,396,052)	(4,363,197)	(401,997)	-
Depreciation and amortization expenses	-	-	(586,746)	(773,093)
Interest income	22,383	42,046	-	134,995
Income tax expense	-	(7,070)	(232,774)	(225,008)
Profit (Loss)	(5,405,411)	(4,284,131)	895,728	1,257,220
Other comprehensive income	-	-	-	-
Comprehensive income	(5,405,411)	(4,284,131)	895,728	1,257,220

The comprehensive income presented are for a nine month period.

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of September 30, 2017 and December 31, 2016:

Intangibles Assets, Net	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	12,518,805	12,564,076
Computer software	26,930,442	27,591,694
Other identifiable intangible assets	4,309,095	4,314,980
Total	43,758,342	44,470,750

Intangible Assets, Gross	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	14,508,556	14,553,826
Computer software	79,840,215	75,793,919
Other identifiable intangible assets	10,745,107	10,745,173
Total	105,093,878	101,092,918

Accumulated Amortization and Impairment	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	(1,989,751)	(1,989,750)
Computer software	(52,909,773)	(48,202,225)
Other identifiable intangible assets	(6,436,012)	(6,430,193)
Total	(61,335,536)	(56,622,168)

The reconciliations of the carrying amounts of intangible assets other than goodwill at September 30, 2017 and December 31, 2016 are as follows:

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	12,564,076	27,591,694	4,314,980	44,470,750
Changes in identifiable intangible assets
Increases other than those from business combinations	205,444	4,046,297	-	4,251,741
Increase (decrease) from net foreign exchange differences, net	-	-	(66)	(66)
Amortization	-	(4,707,549)	(5,819)	(4,713,368)
Increases (decreases) from transfers and other changes	(250,715)	-	-	(250,715)
Increases (decreases) from other changes	(250,715)	-	-	(250,715)
Total changes in identifiable intangible assets	(45,271)	(661,252)	(5,885)	(712,408)
Closing Balance as of September 30, 2017	12,518,805	26,930,442	4,309,095	43,758,342

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of March 1, 2016	14,575,473	14,277,383	12,657,909	41,510,765
Changes in identifiable intangible assets
Increases other than those from business combinations	538,529	1,160,405	8,785,536	10,484,470
Increase (decrease) from net foreign exchange differences, net	-	-	(2,749)	(2,749)
Amortization	-	(4,952,849)	(18,961)	(4,971,810)
Increases (decreases) from transfers and other changes	-	17,106,755	(17,106,755)	-
Increases (decreases) from transfers	-	17,106,755	(17,106,755)	-
Disposals and removals from service	(2,549,926)	-	-	(2,549,926)
Disposals (2)	(2,549,926)	-	-	(2,549,926)
Total changes in identifiable intangible assets	(2,011,397)	13,314,311	(8,342,929)	2,959,985
Closing Balance as of December 31, 2016	12,564,076	27,591,694	4,314,980	44,470,750

(1) See Note 28.

(2) See Note 15.e).ix)

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of September 30, 2017 (See Note 3.e).

As of September 30, 2017 and December 31, 2016, there are no significant intangible assets with an indefinite useful life.

14.	GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of September 30, 2017 and December 31, 2016:

Company	Cash Generating Unit	Balance as of	Transfers on	Balance as of	Increase	Balance as of
		1/3/2016	mergers	12/31/2016	(Decrease)	9/30/2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	-	2,240,478	-	2,240,478
Compañía Eléctrica Tarapaca S.A. (1)	Generación Chile	4,656,105	(4,656,105)	-	-	-
Enel Distribución Chile S.A.	Distribución Chile	128,374,362	-	128,374,362	-	128,374,362
Enel Generación Chile S.A.	Generación Chile	731,782,459	-	731,782,459	-	731,782,459
GasAtacama Chile S.A. (1)	Generación Chile	20,204,251	4,656,105	24,860,356	-	24,860,356
Total		887,257,655	-	887,257,655	-	887,257,655

(1)	On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama S.A., being the latter the surviving company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of September 30, 2017 and December 31, 2016 (See Note 3.e).

The origin of the goodwill is detailed below:

1.- Empresa Eléctrica de Colina Ltda.

On December 30, 1996, Enel Distribución Chile S.A. acquired 100% of Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Enel Distribución Chile S.A.

2.- Enel Distribución Chile S.A.

In November 2000, Enel Américas S.A. acquired an additional 25.4% ownership interest in Enel Distribución Chile S.A. in a public bidding process, reaching a 99.99% ownership interest in the company.

3.- Endesa Generación Chile S.A.

On May 11, 1999, Enel Américas S.A. acquired an additional 35% in Enel Generación Chile S.A. in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% ownership interest in the generation company.

4.- GasAtacama Chile S.A. (Formerly named Inversiones GasAtacama Holding Limitada)

On April 22, 2014, Enel Generación Chile S.A. acquired the remaining 50% equity interest in GasAtacama Chile S.A that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P.

5.- Gas Atacama Chile S.A. (Formerly named Empresa Eléctrica Pangue S.A.)

On July 12, 2002, Enel Generación Chile S.A. acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; with the latter company being the surviving entity.

6.- Gas Atacama Chile S.A. (Currently named Compañía Eléctrica San Isidro S.A.)

On August 11, 2005, Enel Generación Chile S.A. acquired the shares of Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in Compañía Eléctrica San Isidro S.A. (acquisition of non-controlling interests).

On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., being the latter the surviving entity.

On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, being the latter the surviving entity.

On November 1, 2016, Celta was merged with GasAtacama S.A., being the latter the surviving company.

15.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of September 30, 2017 and December 31, 2016:

Classes of Property, Plant and Equipment, Net	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	698,448,777	688,387,124
Land	66,719,334	66,868,119
Buildings	12,709,273	13,020,474
Plant and Equipment - Generation	2,005,394,097	2,033,720,809
Network Infraestructure	677,688,728	613,443,219
Fixtures and fittings	53,622,909	41,325,699
Other Property, Plant and Equipment under Finance Leases	18,722,496	19,363,190
Property, Plant and Equipment, Net	3,533,305,614	3,476,128,634

Classes of Property, Plant and Equipment, Gross	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	698,448,777	688,387,124
Land	66,719,334	66,868,119
Buildings	28,116,409	27,891,216
Plant and Equipment - Generation	4,533,944,594	4,481,701,141
Network Infraestructure	1,137,974,877	1,050,212,442
Fixtures and fittings	143,260,277	127,544,544
Other Property, Plant and Equipment under Finance Leases	28,760,032	28,760,032
Property, Plant and Equipment, Gross	6,637,224,300	6,471,364,618

Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Buildings	(15,407,136)	(14,870,742)
Plant and Equipment - Generation	(2,528,550,497)	(2,447,980,332)
Network Infraestructure	(460,286,149)	(436,769,223)
Fixtures and fittings	(89,637,368)	(86,218,845)
Other Property, Plant and Equipment under Finance Leases	(10,037,536)	(9,396,842)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,103,918,686)	(2,995,235,984)

The detail and changes in property, plant, and equipment at September 30, 2017 and December 31, 2016, are as follows:

Changes in 2017	Construction in Progress	Land	Buildings, Net	Plant and Equipment - Generation, net	Network Infraestructure, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	688,387,124	66,868,119	13,020,474	2,033,720,809	613,443,219	41,325,699	19,363,190	3,476,128,634
Increases other than those from business combinations	165,064,427	-	-	-	-	1,139,893	-	166,204,320
Increase (decrease) from net foreign exchange differences	(58,339)	(14,736)	(25,862)	(195,575)	-	(51,705)	-	(346,217)
Depreciation (1)(3)	-	-	(536,394)	(80,570,165)	(23,516,926)	(3,418,523)	(640,694)	(108,682,702)
Increases (decreases) from transfers and other changes	(154,530,965)	(1)	154,622	55,092,779	84,655,924	14,627,641	-	-
Increases (decreases) from transfers from construction in process	(154,530,965)	(1)	154,622	55,092,779	84,655,924	14,627,641	-	-
Disposals and removals from service	(49,552)	(31,447)	(154,623)	(78,423)	(336,747)	(96)	-	(650,888)
Disposals	-	(12,519)	-	-	-	-	-	(12,519)
Removals	(49,552)	(18,928)	(154,623)	(78,423)	(336,747)	(96)	-	(638,369)
Contractual commitments to acquire property, plant, and equipment	-	-	-	-	209,607	-	-	209,607
Other increases/decreases	(363,918)	(102,601)	251,056	(2,575,328)	3,233,651	-	-	442,860
Total Changes	10,061,653	(148,785)	(311,201)	(28,326,712)	64,245,509	12,297,210	(640,694)	57,176,980
Closing balance as of September 30, 2017	698,448,777	66,719,334	12,709,273	2,005,394,097	677,688,728	53,622,909	18,722,496	3,533,305,614

Changes in 2016	Construction in Progress	Land	Buildings, Net	Plant and Equipment - Generation, net	Network Infraestructure, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Opening balance as of March 1, 2016	636,148,748	66,900,933	13,481,093	2,072,402,503	589,334,703	20,716,643	20,075,072	3,419,059,695
Increases other than those from business combinations	244,473,325	-	24,934	-	1,443,508	3,126,834	-	249,068,601
Increase (decrease) from net foreign exchange differences	(37,543)	(6,591)	(11,711)	(59,516)	-	(33,227)	-	(148,588)
Depreciation	-	-	(620,865)	(99,397,373)	(25,187,344)	(4,497,175)	(711,882)	(130,414,639)
Impairment losses recognized in profit or loss (2)	(30,785,531)	-	-	-	-	-	-	(30,785,531)
Increases (decreases) from transfers and other changes	(128,045,183)	104,268	147,023	60,822,509	48,308,750	22,123,585	-	3,460,952
Increases (decreases) from transfers from construction in process	(127,694,878)	104,268	147,023	55,454,141	48,308,750	23,670,696	-	-
Increases (decreases) from other changes	(350,035)	-	-	5,358,368	-	(1,547,111)		3,460,952
Disposals and removals from service	(33,366,692)	(130,491)	-	(47,314)	(456,398)	(110,961)	-	(34,111,856)
Removals (**)	(33,366,692)	(130,491)	-	(47,314)	(456,398)	(110,961)	-	(34,111,856)
Total Changes	52,238,376	(32,814)	(460,619)	(38,681,694)	24,108,516	20,609,056	(711,882)	57,068,939
Closing balance as of December 31, 2016	688,387,124	66,868,119	13,020,474	2,033,720,809	613,443,219	41,325,699	19,363,190	3,476,128,634
(1)	See Note 28.
(2)	See Note 15.e).vii) and x).
(3)	See Note 2.3.1

Additional information on property, plant and equipment, net

a)	Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$166,204,320 as of September 30, 2017 (ThCh$249,068,601 as of December 31, 2016). In the generation business the main investments include maintenance to plants of ThCh$120,590,608 as of September 30, 2017 (ThCh$174,817,170 as of December 31, 2016). In the distribution business, major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$45,235,263 as of September 30, 2017 (ThCh$72,752,233 as of December 31, 2016).

b)	Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$2,566,472 as of September 30, 2017 (ThCh$1,695,408 for the seven month period ended September 30, 2016) (See Note 31). The weighted average borrowing rate was in a range of 6.63% and 7.55% as of September 30, 2017 (5.1% and 7.55% as of September 30, 2016).

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$9,462,386 as of September 30, 2017(ThCh$8,516,416 for the seven month period ended September 30, 2016).

c)	Finance leases

As of September 30, 2017, property, plant and equipment includes ThCh$18,722,496 (ThCh$19,363,190 as of December 31, 2016) in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

Future lease payments		9-30-2017			12-31-2016
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,551,720	713,242	1,838,478	2,677,881	837,514	1,840,367
From one to five years	10,206,880	1,451,679	8,755,201	10,711,519	1,763,190	8,948,329
More than five years	5,180,537	165,629	5,014,908	7,445,079	484,128	6,960,951
Total	17,939,137	2,330,550	15,608,587	20,834,479	3,084,832	17,749,647

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile S.A. and Transelec S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%. The carrying amount of these leased assets was ThCh$18,722,496 as of September 30, 2017 (ThCh$19,363,190 as of December 31, 2016).

d)	Operating leases

The consolidated statements of income for the nine month period ended September 30, 2017 and the seven month period ended September 30, 2016 include ThCh$2,238,844 and ThCh$2,287,977, respectively, corresponding to operating lease contracts for material assets in operation.

As of September 30, 2017 and December 31, 2016, the total future lease payments under those contracts are as follows:

Futute lease payments	9-30-2017	12-31-2016
	ThCh$	ThCh$
Less than one year	10,732,592	7,133,186
From one to five years	9,385,018	11,998,147
More than five years	1,345,915	9,015,356
Total	21,463,525	28,146,689
e)	Other information
(i)

As of September 30, 2017 and December 31, 2016, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$330,431,200 and ThCh$416,684,117, respectively.

(ii)

As of September 30, 2017 and December 31, 2016, the Group does not have property, plant and equipment pledged as security for liabilities. The Company is co-debtor in relation to the domestic bonds of Enel Américas S.A., the outstanding amounts of the liability as of September 30, 2017 is ThUS$33,329.

(iii)

The Group and its consolidated entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThCh$751,636,000) limit in the case of generating companies and a €50 million (ThCh$37,581,800) limit for distribution companies, including business interruption coverage. Additionally, the Group has Civil Liability insurance to meet claims from third parties with a €500 million (ThCh$375,818,000) limit. The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

(iv)

The condition of certain assets of our subsidiary Enel Generación Chile S.A. changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

(v)

At the end of 2012, our subsidiary Compañía Eléctrica Tarapacá S.A. (“Celta”, a company merged with GasAtacama Chile on November 1, 2016), recognized an impairment loss of ThCh$12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, were approved certain regulatory developments to the Chilean energy industry, which after being evaluated by the Company, resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that Enel Generación Chile S.A. performed an optimization and management of all its assets related to its generation business, it had a centralized trade policy, with sales contracts agreed at company level and not assigned to power plants. Therefore, generation of cash flows depended on all the assets as a whole.

Previously, the company identified a CGU for the assets operating in the SIC grid and another one for the assets operating in the SING, under the consideration that there were two separate markets. The new scheme, approved in 2015, posed by the interconnection of SIC and SING, unifies markets and considers a single determination of prices, which was illustrated by latest bids for energy supply to regulated customers.

Therefore, these new conditions indicated that the recognized impairment loss mentioned above has been reversed. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by improved utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of the interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.e).

(vi)

At the end of 2014, Enel Generación Chile S.A. recognized an impairment loss of ThCh$12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project was not fully aligned with the strategy that the Company was reformulating, particularly, with regard to technological leadership, and to community and environmental sustainability. Enel Generación Chile S.A. has decided to suspend the project pending clarification of its profitability (see Note 3.e).

(vii)

In line with its sustainability strategy and in order to develop community relationships, Enel Generación Chile S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the portion of the Neltume project related to the power plant and not to portion related to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, Enel Generación Chile S.A. recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, Enel Generación Chile’s projects in the territory, namely Neltume and Choshuenco, have good prospects from a social community point of view. Nonetheless, given the current condition of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, Enel Generación Chile recognized an impairment loss of ThCh$20,459,461 associated with the Neltume project and ThCh$3,748,124 associated with the Choshuenco project.

(viii)

At the closing of 2015, Enel Generación Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

(ix)

On August 31, 2016, Enel Generación Chile decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was made because of, among other evaluation aspects, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local communities support. As a result, the Group wrote off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized (see Note 29).

(x)

At the closing of 2016, Enel Generación Chile recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result, Enel Generación Chile recognized an impairment loss for 100% of the capitalized investments to date in NCRE projects.

On the other hand, the Enel Generación Chile decided to write-off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames and Totoralillo projects, which were being developed within the framework of the public land concessions bidden by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, Enel Generación Chile recognized a provision of Ch$ 2,245 million for the fines to be paid upon withdrawing from the concessions related to these projects.

16.	INVESTMENT PROPERTY.

The detail and changes in investment property during the period 2017 and year 2016, are as follows:

Changes in Investment Properties	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
	ThCh$	ThCh$	ThCh$
Opening balance as of March 1, 2016	8,938,662	(791,420)	8,147,242
Impairment loss	-	(18,720)	(18,720)
Closing balance as of December 31, 2016	8,938,662	(810,140)	8,128,522
Depreciation	-	(16,849)	(16,849)
Other increases (decreases)	250,715	-	250,715
Closing balance as of September 30, 2017	9,189,377	(826,989)	8,362,388

There were no investment properties disposed of during the periods 2017 and 2016.

Fair value measurement and hierarchy

As of September 30, 2017, the fair value of the investment properties was ThCh$12,084,883 which was determined using independent appraisals.

The input data used in this measurement were categorized as Level 3 within the fair value hierarchy.

As of September 30, 2017, the market value of these investment properties does not have significant changes.

The fair value hierarchy of the investment properties is as follows:

	Fair value measured at end of reporting period using:
	Level 1	Level 2	Level 3
Investment properties	-	-	12,084,883

See Note 3.h.

The detail of income and expenses from investment properties for the period ended September 30, 2017 and the seven month period ended September 30, 2017, is as follows:

Income and expense from investment properties	For the nine month period ended	For the seven month period ended
	ThCh$	ThCh$
Rental income from investment properties	100,749	106,137
Direct operating expense from investment properties generating rental income	(46,822)	(71,441)
Total	53,927	34,696

The Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of September 30, 2017.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

17.	INCOME TAXES.
a)	Income taxes

The following table presents the components of the income tax expense/(benefit) in the consolidated statement of comprehensive income for the period ended September 30, 2017 and the seven month period ended September 30, 2016:

Current Income Tax and Adjustments to Current Income Tax for Previous periods	For the nine month period ended	For the seven month period ended
	ThCh$	ThCh$
Current income tax	(128,676,045)	(120,598,432)
Adjustments to current tax from the previous period	(1,108,143)	(1,194,911)
Other current tax benefit / (expense)	11,996,893	18,182,670
Current tax expense, net	(117,787,295)	(103,610,673)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	725,957	18,215,462
Total deferred tax benefit / (expense)	725,957	18,215,462
Income tax expense, continuing operations	(117,061,338)	(85,395,211)

The following table reconciles the current tax rate for the period ended September 30, 2017 and the seven month period ended September 30, 2016:

Reconciliation of Tax Expense	Tax rate	For the nine month period ended	Tax rate	For the seven month period ended
		9-30-2017		9-30-2016
	%	ThCh$	%	ThCh$
ACCOUNTING INCOME BEFORE TAX		477,162,831		451,504,400
Total tax income (expense) using statutory rate	(25.50%)	(121,676,520)	(24.00%)	(108,361,055)
Tax effect of rates applied in other countries	0.05%	256,674	-	-
Tax effect of non-taxable revenues	1.77%	8,458,137	2.52%	11,356,385
Tax effect of non-tax-deductible expenses	(2.30%)	(10,990,947)	(7.07%)	(31,938,706)
Tax effect of adjustments to current taxes in previous periods	(0.23%)	(1,108,143)	(0.26%)	(1,194,911)
Price level restatement for tax purposes (equity and investments)	1.68%	7,999,461	9.91%	44,743,076
Total adjustments to tax expense using statutory rates	0.97%	4,615,182	5.09%	22,965,844
Income tax benefit (expense), continuing operations	(24.53%)	(117,061,338)	(18.91%)	(85,395,211)

The principal temporary differences are detailed in below.

b)	Deferred taxes

The origin and movements of deferred tax assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

Deferred tax assets/(liabilities)	September 30, 2017		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	5,192,378	(242,737,889)	5,465,105	(246,373,416)
Provisions	36,255,410	(341,533)	36,785,893	(342,283)
Post-employement benefits obligations	6,293,447	(77,581)	6,795,806	(579,978)
Tax loss carryforwards	13,188,672	-	11,911,396	-
Other	19,762,185	(12,074,672)	21,979,742	(13,210,542)
Deferred tax asses/(liabilities) before offsetting	80,692,092	(255,231,675)	82,937,942	(260,506,219)
Offsetting of deferred tax assets/(liabilities)	(57,762,332)	57,762,332	(61,141,425)	61,141,425
Deferred tax assets/(liabilities) after offsetting	22,929,760	(197,469,343)	21,796,517	(199,364,794)

The origination and changes in deferred tax assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Changes 2017						Closing balance as of September 30, 2017
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(240,908,311)	3,628,369	-	-	35,401	-	(300,970)	(237,545,511)
Provisions	36,443,610	(185,298)	-	-	-	-	(344,435)	35,913,877
Post-employement benefits obligations	6,215,828	358,025	(605,888)	-	-	-	247,901	6,215,866
Tax loss carryforwards	11,911,396	1,792,990	-	-	-	-	(515,714)	13,188,672
Others	8,769,200	(4,868,129)	(1,151)	-	(18,090)	-	3,805,683	7,687,513
Deferred tax assets/(liabilities)	(177,568,277)	725,957	(607,039)	-	17,311	-	2,892,465	(174,539,583)
								-
Deferred tax assets/(liabilities)	Opening balance as of March 1, 2016	Changes 2016						Closing balance as of December 31, 2016
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(265,258,085)	24,331,401	-	-	15,488	-	2,885	(240,908,311)
Provisions	33,240,241	3,203,369	-	-	-	(62,749)	62,749	36,443,610
Post-employement benefits obligations	5,236,522	(807,693)	1,786,999	-	-	21,853	(21,853)	6,215,828
Tax loss carryforwards	12,084,821	(173,368)	-	-	-	-	(57)	11,911,396
Others	43,365,996	756,651	1,822	(30,829,099)	12,645	-	(4,538,815)	8,769,200
Deferred tax assets/(liabilities)	(171,330,505)	27,310,360	1,788,821	(30,829,099)	28,133	(40,896)	(4,495,091)	(177,568,277)

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)	As of September 30, 2017 and December 31, 2016, the Group does not have unrecognized deferred tax assets related to tax loss carryforwards.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of September 30, 2017, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$1,173,321,579 (ThCh$1,145,437,791 as of December 31, 2016). Additionally, the Group has not recognized deferred tax asset for deductible temporary differences associated with investments in subsidiaries and joint ventures for which is not probable that will be reversed in the foreseeable or sufficient future taxable profits exist to recover such temporary differences. As of September 30, 2017, such temporary differences ThCh$419,587,031 (ThCh$399,626,044 as of December 31, 2016).

The Group entities are potentially subject to income tax audits by the tax regulators in each country. Such tax audits are limited to certain tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2014 through 2016.

The Company came into legal existence on March 1, 2016, therefore, the potential period subject to income tax audits is 2016.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

The following table sets forth the effects of current and deferred tax on the components of other comprehensive income as of September 30, 2017 and 2016:

Effects of Deferred Tax on the Components of Other Comprehensive Income	For the nine month period ended			For the seven month period ended
	September 30, 2017			September 30, 2016
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	4,263	(1,151)	3,112	(6,822)	1,842	(4,980)
Cash flow hedge	48,680,977	(14,042,165)	34,638,812	68,320,248	(18,652,971)	49,667,277
Share of other comprehensive income in associates and joint ventures accounted for using the equity method	-	-	-	1,415,255	-	1,415,255
Foreign currency translation	(1,957,896)	-	(1,957,896)	(1,644,451)	-	(1,644,451)
Actuarial gains(losses) on defined-benefit pension plans	2,244,029	(605,888)	1,638,141	-	-	-
Income tax related to components of other comprehensive income	48,971,373	(14,649,204)	34,322,169	68,084,230	(18,651,129)	49,433,101

d)

In Chile, Law No. 20.780 was published in the Official Gazette on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

The new law also introduces gradually increases to the corporate income tax rate. The rate increased to 21% in 2014, then to 22.5% in 2015, and to 24% in 2016. Starting in 2017, taxpayers subject to the attributed income system will pay a tax rate of 25%, while the tax rate for companies covered under the partially integrated system will increase to 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Extraordinary Shareholders’ Meeting agrees to select the attributed income system.

The movements in deferred taxes for the components of other comprehensive income as of September 30, 2017 and 2016, are as follows:

Reconciliation of changes in deferred taxes of components of other comprehensive income	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(1,151)	1,842
Income tax of changes in cash flow hedge transactions	(14,042,165)	(18,652,971)
Total income tax relating to components of other comprehensive income	(14,043,316)	(18,651,129)

18.	OTHER FINANCIAL LIABILITIES.

The balances of this item as of September 30, 2017 and December 31, 2016, are as follows:

Other Financial Liabilities	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	20,384,941	779,210,311	18,013,114	802,046,968
Hedging derivatives (*)	1,995,164	33,000,237	313,571	48,981,953
Non-hedging derivatives (**)	2,752,644	-	7,369,481	2,987,830
Total	25,132,749	812,210,548	25,696,166	854,016,751
(*)	See Note 20.2.a
(**)	See Note 20.2.b

18.1 Interest-bearing borrowings

The detail of current and non-current classification for this item as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Interest-Bearing Borrowings	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	84	-	4,274	-
Unsecured liabilities	18,546,379	765,440,202	16,168,473	786,137,688
Finance leases	1,838,478	13,770,109	1,840,367	15,909,280
Total	20,384,941	779,210,311	18,013,114	802,046,968

Bank loans by currency and contractual maturity as of September 30, 2017 and December 31, 2016, are as follows:

Summary of bank loans by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017			Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	84	-	84	4,274	-	4,274
Total					84	-	84	-	-	4,274

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of September 30, 2017 was ThCh$84. The valuation techniques used in this measuring has been categorized as Level 2 (see Note 3.h).

Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of September 30, 3017			Balance as of December 31, 2016
										Current			Current
										Less than 90 days	More than 90 days	Total	Less than 90 days	More than 90 days	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	14	-	14	102	-	102
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	70	-	70	2,037	-	2,037
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	-	-	-	2,135	-	2,135
Total										84	-	84	4,274	-	4,274

18.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of September 30, 2017 and December 31, 2016, is as follows:

Summary of unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	-	7,550,987	7,550,987	-	-	-	-	446,577,391	446,577,391
Chile	U.F.	6.00%	5.48%	Unsecured	8,223,086	2,772,306	10,995,392	5,544,612	5,544,612	5,544,612	5,544,612	296,684,363	318,862,811
Total					8,223,086	10,323,293	18,546,379	5,544,612	5,544,612	5,544,612	5,544,612	743,261,754	765,440,202

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,884,819	2,402,653	9,287,472	-	-	-	-	468,578,474	468,578,474
Chile	U.F.	6.00%	5.48%	Unsecured	-	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214
Total					6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

Identification of unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 3017
										Current			Non-Current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	Unsecured	-	1,695,077	1,695,077	-	-	-	-	130,320,294	130,320,294
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	Unsecured	-	542,052	542,052	-	-	-	-	44,547,069	44,547,069
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	Unsecured	-	343,320	343,320	-	-	-	-	20,335,011	20,335,011
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	Unsecured	-	4,970,538	4,970,538	-	-	-	-	251,375,017	251,375,017
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	Unsecured	4,590,511	2,772,306	7,362,817	5,544,612	5,544,612	5,544,612	5,544,612	33,413,829	55,592,277
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	Unsecured	3,632,575	-	3,632,575	-	-	-	-	263,270,534	263,270,534
Total										8,223,086	10,323,293	18,546,379	5,544,612	5,544,612	5,544,612	5,544,612	743,261,754	765,440,202

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
										Current			Non-Current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	Unsecured	4,522,585	-	4,522,585	-	-	-	-	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	Unsecured	1,446,232	-	1,446,232	-	-	-	-	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	Unsecured	916,002	-	916,002	-	-	-	-	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	Unsecured	-	2,402,653	2,402,653	-	-	-	-	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	Unsecured	-	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	Unsecured	-	543,980	543,980	-	-	-	-	260,049,930	260,049,930
Total										6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

18.3 Secured liabilities

As of September 30, 2017 and December 31, 2016, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of September 30, 2017 totaled ThCh$1,404,944,982. For the period, taking into consideration the input data used in this measurement, the fair value of these liabilities has been categorized as Level 2 (See Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (See Note 3.g.4).

18.4 Detail of finance lease obligations

Summary of lease obligations

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of September 30, 2017
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	455,945	1,382,533	1,838,478	2,391,786	1,989,040	2,118,337	2,256,029	5,014,917	13,770,109
Total								455,945	1,382,533	1,838,478	2,391,786	1,989,040	2,118,337	2,256,029	5,014,917	13,770,109
																-
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280
Total								449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

18.5 Hedged debt

The U.S. dollar denominated debt of the Group as of September 30, 2017 that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar was ThCh$457,444,931 (ThCh$480,061,539 as of December 31, 2016) (See note 3.g.5).

The following table details changes in “Reserve for cash flow hedges” as of September 30, 2017 and December 31, 2016, due to exchange differences of this debt:

Hedging Reserve	9-30-2017	12-31-2016
	ThCh$	ThCh$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(52,747,645)	(68,120,748)
Foreign currency exchange differences recorded in equity, net	10,012,524	9,267,590
Recognition of foreign currency exchange differences in profit (loss)	5,536,130	6,105,513
Balance in hedging reserves (hedging revenues) at end of period, net	(37,198,991)	(52,747,645)

18.6 Other information

As of September 30, 2017, the Group has undrawn line of credits available for use amounting to ThCh$203,504,538 (ThCh$342,827,047 as of December 31, 2016).

19.	RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.
•	Strict compliance with all the Group’s internal policies.
•	Each business and corporate area determines:
I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;
II.	Criteria regarding counterparts;
III.	Authorized operators.
•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.
•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.
•

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis Chile’s policies, standards, and procedures.

19.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

The financial debt structure of the Group measured as hedged fixed debt on total debt is as follows:

	9-30-2017	12-31-2016
	%	%
Fixed Interest Rate	92%	92%
Total	92%	92%

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

19.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.
•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.
•	Revenues in the Group companies directly linked to changes in currencies other than that of its cash flows.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3 Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.
•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results.

As of September 30, 2017, the Group had swap hedges for 1.2 million barrels of Brent oil to be settled from October to December 2017 and 1.7 million barrels of Brent oil to be settled from January to August 2018; 6 million MMBTU of Henry Hub gas swap to be settled from November to December 2017 and 11.6 million MMBTU to be settled from January to May 2018; and 659kTon of API2 coal swap to be settled from October to December 2017 and 82kTon to be settled from January to February 2018.

As of December 31, 2016, the Group had swap hedges for 3 million barrels of Brent oil to be settle from January to November 2017 and 3.3 million MMTBU of Henry Hub gas swap to be settle from January to September 2017.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

19.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives. See Notes 18 and 20, and Appendix No. 4.

As of September 30, 2017, the Group has cash and cash equivalent totaling ThCh$272,087,378, and unconditionally available lines of long-term credit totaling ThCh$203,504,538. As of December 31, 2016, the Group has cash and cash equivalent totaling ThCh$245,999,192, and unconditionally available lines of long-term credit totaling ThCh$342,827,047.

19.5 Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generation and distribution lines of business.

In the electricity generation and distribution lines of business, regulations allow the suspension of energy service to customers with outstanding payments, and the contracts have termination clauses for payment default. The Group monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities with thresholds established for each entity.

In selecting banks to make investments, the Group considers those banks with investment grade ratings granted by main international rating agencies (Moody’s, S&P and Fitch).

Investments may be backed with treasury bonds from the countries in which the Group operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

19.6 Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Group, thereby reducing volatility in the income statement.

The portfolio of positions included for the purposes of the calculations of this value at risk include:

•	Financial debt.
•	Hedging derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•	U.S. dollar Libor interest rate.
•	The various currencies in which our companies operate, the usual local rates banking practice.
•	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five years.

The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one quarter.

Taking into account the assumptions described above, the one-quarter VaR was ThCh$69,412,095.

This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

20.	FINANCIAL INSTRUMENTS.

20.1 Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of September 30, 2017 and December 31, 2016, is as follows:

	Balance as of 9-30-2017
	Financial Assets Held-for-trading	Held-to-maturity investments (*)	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	95,186	-	-	-	3,742,976
Other financial assets	-	173,302	448,767,421	-	-
Total Current	95,186	173,302	448,767,421	-	3,742,976
Equity instruments	-	-	-	2,630,924	-
Derivative instruments	-	-	-	-	30,956,130
Other financial assets	-	-	35,435,980	-	-
Total Non-Current	-	-	35,435,980	2,630,924	30,956,130
Total	95,186	173,302	484,203,401	2,630,924	34,699,106

	Balance as of 12-31-2016
	Financial Assets Held-for-trading	Held-to-maturity investments (*)	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	-	121,443
Other financial assets	-	462,801	464,235,411	-	-
Total Current	-	462,801	464,235,411	-	121,443
Equity instruments	-	-	-	2,641,620	-
Derivative instruments	-	-	-	-	25,533,189
Other financial assets	-	652,733	33,500,105	-	-
Total Non-Current	-	652,733	33,500,105	2,641,620	25,533,189
Total	-	1,115,534	497,735,516	2,641,620	25,654,632

(*) See Note 7.

The carrying value of accounts receivable and payable approximates their fair value.

b)	The detail of financial liabilities, classified by type and category, as of September 30, 2017 and December 31, 2016, is as follows:

	Balance as of 9-30-2017
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	20,384,941	-
Derivative instruments	2,752,644	-	1,995,164
Other financial liabilities	-	450,566,181	-
Total Current	2,752,644	470,951,122	1,995,164
Interest-bearing loans	-	779,210,311	-
Derivative instruments	-	-	33,000,237
Other financial liabilities	-	840,852	-
Total Non-Current	-	780,051,163	33,000,237
Total	2,752,644	1,251,002,285	34,995,401

	Balance as of 12-31-2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,013,114	-
Derivative instruments	7,369,481	-	313,571
Other financial liabilities	-	617,955,794	-
Total Current	7,369,481	635,968,908	313,571
Interest-bearing loans	-	802,046,968	-
Derivative instruments	2,987,830	-	48,981,953
Other financial liabilities	-	1,734,640	-
Total Non-Current	2,987,830	803,781,608	48,981,953
Total	10,357,311	1,439,750,516	49,295,524

20.2 Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Group classifies its derivatives as follows:

•	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.
•	Fair value hedges: Those that hedge the fair value of the underlying hedged item.
•

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of September 30, 2017 and December 31, 2016, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	As of September 30, 2017				As of December 31, 2016
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:
Cash flow hedge	3,742,976	30,956,130	1,995,164	33,000,237	121,443	25,533,189	313,571	48,981,953
Total	3,742,976	30,956,130	1,995,164	33,000,237	121,443	25,533,189	313,571	48,981,953

General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item	Fair value of hedged item	Type of risk hedged
			9-30-2017	12-31-2016
			ThCh$	ThCh$
SWAP	Exchange rate	Unsecured liabilities (bonds) (*)	(6,757,235)	(23,640,892)	Cash flows
FORWARD	Exchange rate	Revenues	6,460,940	-	Cash flows

(*) See Note 18.2.

As of September 30, 2017, the Group has not recognized gains or losses for ineffective cash flow hedges.

The Group has not entered into any fair value hedges for any of the periods reported.

b)	Financial derivative instrument assets and liabilities at fair value through profit or loss

As of September 30, 2017 and December 31, 2016, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	As of September 30, 2017		As of December 31, 2016
	Current Assets	Current Liabilities	Liability
			Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments	95,186	2,752,644	7,369,481	2,987,830

See Note 18.

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify for hedge accounting because they do not strictly comply with the hedge accounting requirements established in IAS 39 Financial Instruments: Recognition and Measurement.

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of September 30, 2017 and December 31, 2016:

Financial derivatives	September 30, 2017
	Fair value	Notional amount			Total
		Less than 1 year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(296,295)	47,844,750	63,793,000	510,148,217	621,785,967
Cash flow hedge	(296,295)	47,844,750	63,793,000	510,148,217	621,785,967
Derivatives not designated for hedge accounting	(2,657,458)	34,185,031	-	-	34,185,031
Total	(2,953,753)	82,029,781	63,793,000	510,148,217	655,970,998

Financial derivatives	December 31, 2016
	Fair value	Notional amount			Total
		Less than one year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(23,640,892)	-	-	523,686,966	523,686,966
Cash flow hedge	(23,640,892)	-	-	523,686,966	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	-	71,173,376
Total	(33,998,203)	49,738,751	21,434,625	523,686,966	594,860,342

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of September 30, 2017 and December 31, 2016:

Financial instruments measured at fair value	September 30, 2017	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	34,699,106	-	34,699,106	-
Commodity derivatives not designated as cash flow hedges	3,723,000	-	3,723,000	-
Commodity derivatives designated as cash flow hedges	7,041,326	-	7,041,326	-
Financial derivatives not designated for hedge accounting	95,186	-	95,186	-
Available-for-sale financial assets, non-current	35,581	35,581	-	-
Total	45,594,199	35,581	45,558,618	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	34,995,401	-	34,995,401	-
Financial derivatives not designated for hedge accounting	2,752,644	-	2,752,644	-
Commodity derivatives designated as cash flow hedges	269,084	-	269,084	-
Commodity derivatives designated as fair value hedges	447,812	-	447,812	-
Total	38,464,941	-	38,464,941	-

Financial instruments measured at fair value	December 31, 2016	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	25,654,632	-	25,654,632	-
Commodity derivatives not designated for hedge accounting	875,481	-	875,481	-
Commodity derivatives designated as cash flow hedges	16,159,565	-	16,159,565	-
Available-for-sale financial assets, non-current	25,381	25,381	-	-
Total	42,715,059	25,381	42,689,678	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	49,295,524	-	49,295,524	-
Financial derivatives not designated for hedge accounting	10,357,311	-	10,357,311	-
Commodity derivatives not designated for hedge accounting	40,013	-	40,013	-
Commodity derivatives designated as cash flow hedges	1,063,193	-	1,063,193	-
Total	60,756,041	-	60,756,041	-

20.3.1 Financial instruments whose fair value measurement is classified as Level 3.

The Group entered into certain transaction that resulted in the recognition of a financial liability measured at fair value. The Level 3 fair value is calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions internally developed by the Company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our power plants.

C

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

As of September 30, 2017 and 2016, there are no financial instruments measured at fair value categorized as Level 3.

21.	TRADE AND OTHER PAYABLES.

The detail of trade and other payables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Balance as of
	Current		Non-Current
			One to five years
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Trade Payables
Energy suppliers (*)	152,183,238	140,739,018	-	-
Fuel and gas suppliers	29,573,778	18,024,696	-	-
Subtotal Trade Payables	181,757,016	158,763,714	-	-
Other Payables
Payables for goods and services	112,413,690	166,241,384	9,545	40,256
Payable for assets adquisition	75,366,414	74,869,722	-	-
Dividends payable to non-controlling interests	2,140,185	97,094,197	-	-
Warranty deposits	382,362	378,562	-	-
Payables to tax authorities other than Corporate Income Tax	18,679,774	11,581,921	-	-
VAT debit tax (VAT/ICMS)	11,774,304	22,396,497	-	-
Accounts payable to staff	22,821,792	28,952,388	-	-
Other payables	689,654	1,226,898	831,307	1,442,857
Subtotal Other Payables	244,268,175	402,741,569	840,852	1,483,113

Total trade and other payables	426,025,191	561,505,283	840,852	1,483,113

(*) As of September 30, 2017, Enel Distribución Chile S.A. has accrued ThCh$11,336,002 (ThCh$4,367,657 as of December 31, 2016) for payable expenses to generation companies due to delays in the publication of the decrees on Short-Term Node Prices (“PNCP”), decrees on Average Node Prices (“PNP”) and Settlement of Trunk Single Charge.

See Note 19.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of September 30, 2017 and December 31, 2016, are presented in Appendix 7.

22.	PROVISIONS
a)	The detail of this item as of September 30, 2017 and December 31, 2016, is as follows:

Provisions	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	3,293,632	4,694,579	7,945,311	5,308,206
Decommissioning or restoration (1)	-	-	60,159,408	57,798,702
Other provisions	2,085,404	1,798,953	-	-
Total	5,379,036	6,493,532	68,104,719	63,106,908
(1)	See Note 3.l.

Provision for decommissioning or restorations arises from the fact that, consindering the new environmental regulations in Chile, in recent periods certain clarifications has been made on the rights and obligations of environmental licenses. Based on that, the provisions has been adjusted to reflect the best estimate as of the reporting date of the financial statements.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters. For instance, in the specific case of legal proceedings it depends on final resolution of the corresponding legal claim. Management believes that the provisions recognized in the financial statements appropriately address the related risks.

Changes in provisions as of September 30, 2017 and December 31, 2016, are as follows:

Changes in Provisions	Legal proceedings	Decommissioning and restoration	Environmental and Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	10,002,785	57,798,702	1,798,953	69,600,440
Increase (decrease) in existing provisions	4,215,330	677,992	286,451	5,179,773
Provisions used	(2,976,340)	-	-	(2,976,340)
Increase from adjustment to time value of money	-	1,682,714	-	1,682,714
Foreign currency translation	(2,832)	-	-	(2,832)
Total changes in provisions	1,236,158	2,360,706	286,451	3,883,315
Closing balance as of September 30, 2017	11,238,943	60,159,408	2,085,404	73,483,755
(2)See Note 31
Changes in provisions	Legal proceedings	Decommissioning and restoration	Environmental and Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of March 1, 2016	8,441,442	51,085,541	5,854,989	65,381,972
Increase (decrease) in existing provisions	6,499,643	4,161,950	(36,036)	10,625,557
Provisions used	(4,948,437)	-	(4,020,000)	(8,968,437)
Increase from adjustmetn to time value of money	-	2,551,211	-	2,551,211
Foreign currency translation	10,137	-	-	10,137
Total changes in provisions	1,561,343	6,713,161	(4,056,036)	4,218,468
Closing balance as of December 31, 2016	10,002,785	57,798,702	1,798,953	69,600,440

23.	EMPLOYEE BENEFIT OBLIGATIONS.

23.1 General information:

Enel Chile S.A. and certain of its subsidiaries provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.
•

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the Group, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.
•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

23.2 Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with the defined benefits plan as of September 30, 2017 and December 31, 2016, are as follows:

General ledger accounts:

Post-employment obligations	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Post-employment obligations, non-current	57,036,196	59,934,127
Total liabilities	57,036,196	59,934,127
Total Non-Current Portion	57,036,196	59,934,127
b)	The following amounts were recognized in the consolidated statement of comprehensive income at September 30, 2017 and 2016:

Expense Recognized in Comprehensive Income	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Current service cost for defined benefits plan	1,568,404	1,162,583
Interest cost for defined benefits plan (1)	2,008,725	1,521,339
Expenses recognized in Profit or Loss	3,577,129	2,683,922
Gains (losses) from remeasurement of defined benefit plans	(2,244,029)	-
Total expense recognized in Comprehensive Income	1,333,100	2,683,922

See Note 31.

c)	The balance and changes in post-employment defined benefit obligations as of September 30, 2017 and December 31, 2016, are as follows:
Actuarial Value of Post-employment Obligations	ThCh$
Balance as of March 1, 2016	55,697,489
Service cost	1,665,500
Net interest cost	2,175,614
Actuarial losses from changes in financial assumptions	1,073,475
Actuarial losses from changes in experience adjustements	5,545,039
Contributions paid	(6,774,597)
Transfer of personnel	551,607
Balance as of December 31, 2016	59,934,127
Service cost	1,568,404
Net interest cost	2,008,725
Actuarial (gains) losses from changes in financial assumptions	(1,048,580)
Actuarial (gains) losses from changes in experience adjustments	(1,195,449)
Benefits paid	(4,243,750)
Transfer of personnel	12,719
Balance as of September 30, 2017	57,036,196

The Group companies make no contributions to fund for financing the payment of these benefits.

23.3 Other disclosures:

•	Actuarial assumptions:

As of September 30, 2017 and December 31, 2016, the following assumptions were used in the actuarial calculation of defined benefits:

Actuarial Assumptions	9-30-2017	12-31-2016
Discount rate used	4.92%	4.70%
Expected rate of salary increases	4.00%	4.00%
Expected turnover rate	4.50%	4.72%
Mortality tables	CB-H-2014 and RV-M-2014	CB-H-2014 and RV-M-2014
•	Sensitivity

The sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,370,303, if the rate rises, and an increase of ThCh$5,074,678, if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$5,382,362 will be disbursed for defined benefit plans in the next year.

•	Term of commitments

The Group’s obligations have a weighted average length of 9.18 years, and the flow for benefits for the next ten years and more is expected to be as follows:

Years	ThCh$
1	5,382,362
2	4,952,652
3	4,218,353
4	4,403,499
5	5,437,558
More than 5	22,894,891

24.	EQUITY.

24.1 Equity attributable to the shareholders of the Group

As of September 30, 2017, the issued capital of Enel Chile S.A. is Ch$2,229,108,974,538 divided into 49,092,772,762 subscribed and paid-in shares, which are traded on the Santiago Stock Exchange, the Electronic Stock Exchange, the Valparaíso Stock Exchange, and the New York Stock Exchange (“NYSE”).

For more detailed information on general background of Enel Chile, see Note 1.

During the period ended September 30, 2017 and the year ended 2016, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

24.2 Dividends

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
1	Final	05-24-2016	2.09338	2015
2	Interim	01-27-2017	0.75884	2016
3	Final	05-26-2017	2.47546	2016

24.3 Foreign currency translation reserves

The detail by company of foreign currency translation adjustments attributable to the shareholders of the Group as of September 30, 2017 and 2016, is as follows:

Reserves for Accumulated Currency Translation Differences	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Gasatacama Chile S.A.	7,393,684	8,638,792
Electrogas (*)	-	1,042,579
GNL Chile S.A.	636,795	704,295
Others	-	857
Total	8,030,479	10,386,523

(*) See Note 5.

24.4 Restrictions on consolidated subsidiaries transferring funds to the parent

The subsidiary Enel Generación Chile S.A. must comply with certain financial ratio covenants, which require it to have a minimum level of equity or other requirements that restrict the transferring of assets to its parent. As of September 30, 2017, the net restricted assets of Enel Generación Chile S.A. totaled ThCh$456,844,078.

24.5 Other reserves

Other reserves as of September 30, 2017 and 2016, are as follows:

Other Reserves	Balance as of January 1, 2017	2017 Changes	Balance as of September 30, 2017
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	9,222,933	(1,192,454)	8,030,479
Cash flow hedges (b)	(76,218,470)	20,901,280	(55,317,190)
Remeasurement of available-for-sale financial assets	9,955	3,110	13,065
Other comprehensive income from non-current assets held for sale (*)	1,632,724	(1,632,724)	-
Other miscellaneous reserves (c)	(969,740,120)	(935)	(969,741,055)
Total	(1,035,092,978)	18,078,277	(1,017,014,701)

Other Reserves	Balance as of March 1, 2016	2016 Changes	Balance as of September 30, 2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	10,192,702	193,821	10,386,523
Cash flow hedges (b)	(112,912,093)	33,736,695	(79,175,398)
Remeasurement of available-for-sale financial assets	14,841	(4,954)	9,887
Other miscellaneous reserves (c)	(974,577,310)	281,499	(974,295,811)
Total	(1,077,281,860)	34,207,061	(1,043,074,799)

(*) See Note 5.

a)

Exchange differences on translation: These reserves arise primarily from exchange differences relating to translation of the financial statements of our subsidiaries from their functional currencies to our presentation currency (i.e. Chilean peso). See Note 2.7.3.

b)	Cash flow hedging reserves: These reserves represent the cumulative effective portion of gains and losses recognized in cash flow hedges (see Note 3.g.5 and 3.h).

c)	Other miscellaneous reserves

The main items and their effects are the following:

Other Miscellaneous Reserves	For the nine month periods ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Reserve for corporate reorganization ("Spin-Off") (i)	(532,330,290)	(538,097,024)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494
Other miscellaneous reserves (iv)	7,308,577	8,520,556
Total Otras Reservas	(969,741,055)	(974,295,811)
(i)

Reserve for corporate reorganization (“Spin-Off”): Corresponds to the effects from the corporate reorganization of Enel Chile, as described in Note 1, and the separation of the foreign business in Enel Américas. This reserve includes the effect of the taxes that Enel Generación Chile and Enel Distribución Chile paid in Peru for transferring their investments to Endesa Américas and Chilectra Américas. The tax payments made by Enel Generación Chile, in March 2016, and Enel Distribución Chile, in April 2016, were S/. 577 million (ThCh$100,978,571) and S/. 74 million (ThCh$15,193,186), respectively. These taxes, according to Peruvian tax laws, are applied to capital gains generated by the difference between the value of disposal and the cost of acquisition of these investments. The net effect in the opening balance of equity was ThCh$90,274,727.

It is important to note that the determination to recognize this tax effect directly in equity, specifically in “other reserves” has been made following the nature of the main transaction (transaction with shareholders). (See Notes 1 and 2).

(ii)

Reserve for transition to IFRS: In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, January 1, 2004, to December 31, 2008.

(iii)	Reserve for subsidiaries transactions: Corresponds to the effect of acquisition of equity interests in subsidiaries that were accounted for as transactions between entities under common control.
(iv)	Other miscellaneous reserves from transactions made in prior years.

24.6 Non-controlling Interests

The detail of non-controlling interests is as follows:

Companies	Non-controlling interests
	9-30-2017%	Equity		Profit (Loss)
		9-30-2017	12-31-2016	For the nine month period ended	For the seven month period ended
				9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,331,527	6,441,611	779,997	716,521
Enel Generación Chile S.A.	40.02%	762,878,135	680,725,188	108,014,100	113,128,417
Empresa Eléctrica Pehuenche S.A.	7.35%	9,499,643	10,008,502	3,757,137	3,926,431
Sociedad Agrícola de Cameros Ltda.	42.50%	2,613,216	2,636,470	(23,254)	(23,884)
Otras		(201,297)	(209,417)	7,219	5,594
Total		781,121,224	699,602,354	112,535,199	117,753,079

25.	REVENUE AND OTHER OPERATING INCOME

The detail of revenues for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, is as follows:

Revenues	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Energy sales	1,690,717,391	1,373,214,979
Generation	790,540,344	675,311,338
Regulated customers	530,252,840	460,814,388
Unregulated customers	216,516,033	145,475,757
Spot market sales	43,771,471	64,515,624
Other customers	-	4,505,569
Distribution	900,177,047	697,903,641
Residential	350,350,947	266,332,463
Comercial	285,802,247	219,310,446
Industrial	166,902,928	135,214,348
Other customers (1)	97,120,925	77,046,384
Other sales	63,670,558	67,432,482
Natural gas sales	54,745,044	63,552,446
Sales of products and services	8,925,514	3,880,036
Revenue from other services	81,932,050	83,346,016
Tolls and trasmission	27,705,326	37,483,381
Equipment leases	3,650,065	2,550,299
Public Lighting	10,798,322	7,628,729
Engeneering and Consulting Services	2,407,695	9,847,019
Other services (2)	37,370,642	25,836,588
Total revenues	1,836,319,999	1,523,993,477

Other Operating Income	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Commodity derivatives	6,554,554	-
Other income	6,960,719	9,440,048
Total other operating income	13,515,273	9,440,048
(1)

For the period ended September 30, 2017, it includes revenues from energy sales to municipalities of ThCh$27,187,461 (ThCh$23,112,376 for the seven month period ended September 30, 2016); government entities of ThCh$14,875,522 (ThCh$11,136,119 for the seven month period ended September 30, 2016); agricultural sector entities of ThCh$4,300,879 (ThCh$2,670,779 for the seven month period ended September 30, 2016); and other consumers of ThCh$50,757,063 (ThCh$40,127,110 for the seven month period ended September 30, 2016).

(2)

For the period ended September 30, 2017, it includes services for construction of junctions of ThCh$11,863,204 (ThCh$9,145,080 for the seven month period ended September 30, 2016); works in specific facilities and networks of ThCh$11,024,846 (ThCh$12,274,985 for the seven month period ended September 30, 2016); and other services of ThCh$14,482,592 (ThCh$4,416,523 for the seven month period ended September 30, 2016).

26.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used for the nine month period ended September 30, 2017 and the seven month period ended 2016, is as follows:

Raw Materials and Consumables Used	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Energy purchases	(676,177,188)	(537,314,512)
Fuel consumption	(259,857,273)	(217,636,163)
Transportation costs	(116,860,897)	(114,308,124)
Other raw materials and consumables	(121,139,036)	(55,105,075)
Total	(1,174,034,394)	(924,363,874)
27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, are as follows:

Employee Benefits Expenses	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Wages and salaries	(76,380,432)	(59,694,361)
Post-employment benefit obligations expense	(1,568,404)	(1,162,583)
Social security and other contributions	(9,909,945)	(8,163,290)
Other employee expenses	(4,173,924)	(6,133,147)
Total	(92,032,705)	(75,153,381)
28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, are as follows:

Depreciation, Amortization and Impairment Losses	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Depreciation	(108,682,702)	(91,267,094)
Amortization	(4,713,368)	(3,480,164)
Subtotal	(113,396,070)	(94,747,258)
Impairment (Losses) Reversals (1)	(5,517,616)	(4,096,879)
Total	(118,913,686)	(98,844,137)

(1) Impairment (Losses) Reversals	Generation		Distribution		Total
	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets	55,494	-	(5,573,110)	(4,096,879)	(5,517,616)	(4,096,879)
Total	55,494	-	(5,573,110)	(4,096,879)	(5,517,616)	(4,096,879)

29.	OTHER EXPENSES

Other miscellaneous operating expenses for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, are as follows:

Other Expenses	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Other supplies and services	(10,660,681)	(12,210,584)
Professional, outsourced and other services	(40,588,963)	(32,128,592)
Repairs and maintenance	(9,370,151)	(7,175,900)
Indemnities and fines	(231,457)	(707,763)
Taxes and charges	(4,066,008)	(2,728,370)
Insurance premiums	(9,830,696)	(9,665,493)
Leases and rental costs	(2,328,844)	(2,287,977)
Marketing, public relations and advertising	(1,976,946)	(1,753,641)
Huechún and Chillán Projects written-off (*)	-	(2,549,926)
In progress projects written-off (*)	-	(32,834,160)
Other supplies	(3,991,196)	(3,338,974)
Travel expenses	(2,349,132)	(1,739,175)
Environmental expenses	(4,157,581)	(1,199,994)
Total	(89,551,655)	(110,320,549)

(*) See Note 15.e).ix).

30.	OTHER GAINS (LOSSES)

Other gains (losses) for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, are as follows:

Other Gains (Losses)	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Gain on sale of Electrogas (*)	105,311,912	-
Gain on sale of GNL Quintero S.A. (**)	-	121,325,018
Gain on sale of land	4,397,550	-
Other gains (losses)	149,483	113,778
Total	109,858,945	121,438,796

(*) See Note 5

(**) See Note 12

31.	FINANCIAL RESULTS

Financial income and costs for the nine month periods ended September 30, 2017 and the seven month period ended September 30, 2016, are as follows:

Financial Income	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Income from deposits and other financial instruments	5,989,503	3,103,563
Interests charged to customers in energy accounts and billing	6,444,605	5,597,116
Other financial income	3,620,484	3,621,881
Total financial income	16,054,592	12,322,560

Financial Costs	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Financial costs	(38,488,768)	(35,017,220)
Bank loans	(9,368)	(1,501,918)
Unsecured obligations (bonds)	(32,242,197)	(25,601,713)
Financial leasing	(623,810)	(555,379)
Valuation of financial derivatives	(832,929)	(765,215)
Financial provisions (1)	(1,682,714)	(1,903,046)
Post-employment benefit obligations (2)	(2,008,725)	(1,521,339)
Debt settlement expenses and other associated expenses	(651,766)	(1,265,221)
Capitalized borrowing costs	2,566,472	1,695,408
Other financial costs	(3,003,731)	(3,598,797)
Gains (losses) from indexed assets and liabilities (*)	290,378	595,371
Foreign currency exchange differences (**)	6,143,657	13,345,421
Total financial costs	(32,054,733)	(21,076,428)

Total financial results	(16,100,141)	(8,753,868)
(1)	See Note 22
(2)	See Note 23

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Gains (losses) from Indexed Assets and Liabilities (1)	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Other financial assets	3,246,433	5,069,000
Other non-financial assets	-	8,233
Trade and other receivables	90,715	542,522
Current tax receivables and liabilities	769,493	1,364,193
Other non-current financial assets	7,113	(26,345)
Other financial liabilities (financial debt and derivative instruments)	(3,823,376)	(6,362,232)
Total	290,378	595,371

Foreign Currency Exchange Differences (2)	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cash and cash equivalents	3,251,713	743,018
Other financial assets	10,459,355	536,192
Trade and other receivables	(784,312)	7,263,198
Current tax receivables and liabilities	-	(7,206)
Other financial liabilities (financial debt and derivative instruments)	(5,628,573)	5,010,419
Trade and other payables	(1,153,441)	(200,200)
Other non-financial liabilities	(1,085)	-
Total	6,143,657	13,345,421

32.	INFORMATION BY SEGMENT.

32.1 Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on businesses), and its subsidiaries are engaged in either the Generation Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12.

Generation Business: The Generation Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers in four different countries.

The Generation Business is conducted by our subsidiaries Enel Generación Chile S.A., Empresa Eléctrica Pehuenche S.A., GasAtacama Chile S.A. and Central Eólica Canela S.A.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers.

The Distribution Business is conducted by our subsidiary Enel Distribución Chile S.A. and its subsidiaries.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)	the nature of the activities: Generation on one hand, and Distribution on the other;
(b)

the nature of the production processes: the Generation Business deals with the generation of electricity, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)

the type or class of customer for their products and services: the Generation Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)	the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and
(e)	the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation Business and Distribution Business

The Company’s chief operating decision maker (CODM) in conjunction with the Chile manager reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements.

The following tables present details of this information by segment:

32.2 Generation, distribution and others

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
ASSETS	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	497,825,213	543,372,955	234,209,890	245,122,733	124,703,783	78,031,249	856,738,886	866,526,937
Cash and cash equivalents	112,056,872	114,486,479	6,010,474	23,378,615	154,020,032	108,134,098	272,087,378	245,999,192
Other current financial assets	3,907,637	487,106	61,908	47,517	41,919	49,621	4,011,464	584,244
Other non-current financial assets	5,061,338	4,409,288	3,639,261	11,091,061	314,278	331,137	9,014,877	15,831,486
Trade and other current receivables	236,428,510	260,440,086	199,658,350	180,290,279	3,510,698	4,341,491	439,597,558	445,071,856
Current account receivables from related parties	64,361,209	82,727,781	6,461,001	8,895,440	(40,665,278)	(38,764,837)	30,156,932	52,858,384
Inventories	28,381,222	33,390,799	2,511,799	1,878,072	5,889,114	2,270,725	36,782,135	37,539,596
Current tax assets	47,628,425	34,438,408	15,867,097	19,541,749	1,593,020	1,669,014	65,088,542	55,649,171
Non-current assets and disposal groups held for sale	-	12,993,008	-	-	-	-	-	12,993,008
NON-CURRENT ASSETS	2,890,337,840	2,856,309,537	858,972,229	829,203,115	848,230,690	846,671,423	4,597,540,759	4,532,184,075
Other non-current financial assets	33,557,728	28,802,569	29,326	24,973	-	-	33,587,054	28,827,542
Other non-current non-financial assets	14,132,054	12,318,444	583,714	1,019,050	-	(1,342)	14,715,768	13,336,152
Trade and other non-current receivables	872,398	6,788,437	33,436,959	24,978,209	1,126,623	1,733,459	35,435,980	33,500,105
Investments accounted for using the equity method	18,188,198	18,738,198	0	60,325	-	(60,325)	18,188,198	18,738,198
Intangible assets other than goodwill	17,710,527	19,266,874	26,316,987	25,430,420	(269,172)	(226,544)	43,758,342	44,470,750
Goodwill	24,860,356	24,860,356	2,240,478	2,240,478	860,156,821	860,156,821	887,257,655	887,257,655
Property, plant and equipment	2,762,003,697	2,726,838,536	795,721,769	774,999,730	(24,419,852)	(25,709,632)	3,533,305,614	3,476,128,634
Investment property	-	-	-	-	8,362,388	8,128,522	8,362,388	8,128,522
Deferred tax assets	19,012,882	18,696,123	642,996	449,930	3,273,882	2,650,464	22,929,760	21,796,517
TOTAL ASSETS	3,388,163,053	3,399,682,492	1,093,182,119	1,074,325,848	972,934,473	924,702,672	5,454,279,645	5,398,711,012

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
LIABILITIES AND EQUITY	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRRENT LIABILITIES	383,494,107	555,777,465	338,704,222	259,684,837	(152,080,459)	(58,215,655)	570,117,870	757,246,647
Other current financial liabilities	25,132,735	25,696,064	14	102	-	-	25,132,749	25,696,166
Trade and other current payables	251,922,846	341,088,664	150,808,196	151,549,875	23,294,149	68,866,744	426,025,191	561,505,283
Current accounts payable to related parties	54,923,327	121,018,039	175,732,800	96,520,909	(175,661,059)	(127,110,019)	54,995,068	90,428,929
Other current provisions	5,092,481	6,493,428	104	104	286,451	-	5,379,036	6,493,532
Current tax liabilities	46,422,718	61,457,940	137,043	113,855	-	27,620	46,559,761	61,599,415
Other current non-financial liabililities	0	23,330	12,026,065	11,499,992	-	-	12,026,065	11,523,322
NON-CURRENT LIABILITIES	1,070,304,498	1,114,144,775	58,225,535	106,283,505	7,439,625	(41,957,557)	1,135,969,658	1,178,470,723
Other non-current financial liabilities	812,210,548	854,016,751	-	-	-	-	812,210,548	854,016,751
Trade and other non-current payables	813,675	1,453,022	27,177	30,091	-	-	840,852	1,483,113
Non-current accounts payable to related parties	-	251,527	-	50,000,180	-	(50,000,180)	-	251,527
Other long-term provisions	59,670,739	57,325,914	8,433,980	5,780,994	-	-	68,104,719	63,106,908
Deferred tax liabilities	182,807,985	185,277,004	21,206,111	20,502,853	(6,544,753)	(6,415,063)	197,469,343	199,364,794
Non-current provisions for employee benefits	14,801,551	15,820,557	28,250,267	29,655,884	13,984,378	14,457,686	57,036,196	59,934,127
Other non-current non-financial liabilities	-	-	308,000	313,503	-	-	308,000	313,503
EQUITY	1,934,364,448	1,729,760,252	696,252,362	708,357,506	1,117,575,307	1,024,875,884	3,748,192,117	3,462,993,642
Equity attributable to Enel Chile	1,934,364,448	1,729,760,252	696,252,362	708,357,506	1,117,575,307	1,024,875,884	2,967,070,893	2,763,391,288
Issued capital	552,777,321	552,777,321	230,137,980	230,137,980	1,446,193,674	1,446,193,674	2,229,108,975	2,229,108,975
Retained earnings	1,375,025,726	1,199,429,221	782,413,795	794,856,204	(402,462,902)	(424,910,134)	1,754,976,619	1,569,375,291
Share premium	85,511,492	85,511,492	354,220	354,220	(85,865,712)	(85,865,712)	-	-
Other reserves	(78,950,091)	(107,957,782)	(316,653,633)	(316,990,898)	159,710,247	89,458,056	(1,017,014,701)	(1,035,092,978)
NON-CONTROLLING INTERESTS	-	-	-	-	-	-	781,121,224	699,602,354
TOTAL LIABILITIES AND EQUITY	3,388,163,053	3,399,682,492	1,093,182,119	1,074,325,848	972,934,473	924,702,672	5,454,279,645	5,398,711,012

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended
STATEMENT OF INCOME	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	1,169,784,969	1,008,342,414	1,006,911,828	784,232,310	(326,861,525)	(259,141,199)	1,849,835,272	1,533,433,525
Revenues	1,158,691,069	1,001,473,093	1,003,748,377	781,997,095	(326,119,447)	(259,476,711)	1,836,319,999	1,523,993,477
Energy sales	1,070,583,600	899,820,073	901,156,558	699,150,991	(281,022,767)	(225,756,085)	1,690,717,391	1,373,214,979
Other sales	54,772,886	63,062,411	8,892,093	4,370,071	5,579	-	63,670,558	67,432,482
Other services rendered	33,334,583	38,590,609	93,699,726	78,476,033	(45,102,259)	(33,720,626)	81,932,050	83,346,016
Other operating income	11,093,900	6,869,321	3,163,451	2,235,215	(742,078)	335,512	13,515,273	9,440,048
RAW MATERIALS AND CONSUMABLES USED	(706,972,352)	(569,448,275)	(800,085,866)	(618,545,045)	333,023,824	263,629,446	(1,174,034,394)	(924,363,874)
Energy purchases	(253,386,861)	(208,855,992)	(711,639,702)	(556,048,148)	288,849,375	227,589,628	(676,177,188)	(537,314,512)
Fuel consumption	(259,857,273)	(217,636,163)	-	-	-	-	(259,857,273)	(217,636,163)
Transportation expenses	(111,739,920)	(110,438,683)	(47,193,747)	(38,260,781)	42,072,770	34,391,340	(116,860,897)	(114,308,124)
Other miscellaneous supplies and services	(81,988,298)	(32,517,437)	(41,252,417)	(24,236,116)	2,101,679	1,648,478	(121,139,036)	(55,105,075)
CONTRIBUTION MARGIN	462,812,617	438,894,139	206,825,962	165,687,265	6,162,299	4,488,247	675,800,878	609,069,651
Other work performed by the entity and capitalized	4,328,963	4,824,626	5,133,423	3,691,786	-	-	9,462,386	8,516,412
Employee benefit expense	(41,006,268)	(34,854,698)	(30,190,333)	(20,974,763)	(20,836,104)	(19,323,920)	(92,032,705)	(75,153,381)
Other expenses	(54,250,315)	(79,199,537)	(41,468,894)	(32,905,997)	6,167,554	1,784,985	(89,551,655)	(110,320,549)
GROSS OPERATING INCOME	371,884,997	329,664,530	140,300,158	115,498,291	(8,506,251)	(13,050,688)	503,678,904	432,112,133
Depreciation and amortization expense	(87,720,941)	(77,847,607)	(26,692,410)	(17,611,695)	1,017,281	712,044	(113,396,070)	(94,747,258)
Impairment losses (reversals of impairment losses) recognized in profit or loss	55,494	-	(5,573,110)	(4,096,879)	-	-	(5,517,616)	(4,096,879)
OPERATING INCOME	284,219,550	251,816,923	108,034,638	93,789,717	(7,488,970)	(12,338,644)	384,765,218	333,267,996
FINANCIAL RESULT	(26,631,616)	(18,327,435)	4,803,269	4,968,144	5,828,206	4,605,423	(16,000,141)	(8,753,868)
Financial income	4,153,473	1,105,986	9,522,286	8,937,522	2,378,833	2,279,052	16,054,592	12,322,560
Income from deposits and other financial instruments	2,170,221	1,102,829	1,494,341	1,055,028	2,324,941	945,707	5,989,503	3,103,564
Other financial income	1,983,252	3,157	8,027,945	7,882,494	53,892	1,333,345	10,065,089	9,218,996
Financial costs	(37,104,210)	(33,213,959)	(4,892,303)	(4,241,569)	3,507,745	2,438,308	(38,488,768)	(35,017,220)
Bank borrowings	(189)	(1,501,498)	(9,154)	(421)	(25)	-	(9,368)	(1,501,919)
Secured and unsecured obligations	(32,242,197)	(25,601,713)	-	-	-	-	(32,242,197)	(25,601,713)
Other	(4,861,824)	(6,110,748)	(4,883,149)	(4,241,148)	3,507,770	2,438,308	(6,237,203)	(7,913,588)
Gains (losses) from indexed assets and liabilities	(17,553)	277,907	299,525	306,728	8,406	10,736	290,378	595,371
Foreign currency exchange differences	6,336,674	13,502,631	(126,239)	(34,537)	(66,778)	(122,673)	6,143,657	13,345,421
Positive	17,136,719	22,740,063	47,642	163,081	154,280	63,773	17,338,641	22,966,917
Negative	(10,800,045)	(9,237,432)	(173,881)	(197,618)	(221,058)	(186,446)	(11,194,984)	(9,621,496)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(1,461,191)	5,551,476	-	-	-	-	(1,461,191)	5,551,476
Other gains (losses)	109,706,597	121,438,796	157,458	-	(5,110)	-	109,858,945	121,438,796
Gain (loss) from other investments	105,462,479	121,405,252	4,026	-	(5,110)	-	105,461,395	121,405,252
Gain (loss) from the sale of property, plant and equipment	4,244,118	33,544	153,432	-	-	-	4,397,550	33,544
INCOME BEFORE TAX	365,833,340	360,479,760	112,995,365	98,757,861	(1,665,874)	(7,733,221)	477,162,831	451,504,400
Income tax	(91,111,898)	(72,937,428)	(27,222,835)	(19,966,142)	1,273,395	7,508,359	(117,061,338)	(85,395,211)
Net income from continuing operations	274,721,442	287,542,332	85,772,530	78,791,719	(392,479)	(224,862)	360,101,493	366,109,189
Net income from discontinued operations	-	-	-	-	-	-	-	-
NET INCOME	274,721,442	287,542,332	85,772,530	78,791,719	(392,479)	(224,862)	360,101,493	366,109,189
Net income attributable to:	274,721,442	287,542,332	85,772,530	78,791,719	(392,479)	(224,862)	360,101,493	366,109,189
Shareholders of Enel Chile	-	-	-	-	-	-	247,566,294	248,356,110
Non-controlling interests	-	-	-	-	-	-	112,535,199	117,753,079

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended	For the nine month period ended	For the seven month period ended
STATEMENT OF CASH FLOWS	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	6-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	307,882,387	168,179,528	105,878,987	106,256,049	(16,701,635)	(11,491,581)	397,059,739	262,943,996
Net cash flows from (used in) investing activities	(32,625,914)	59,410,028	(56,583,649)	(43,887,344)	13,160,584	19,765,435	(76,048,979)	35,288,119
Net cash flows from (used in) financing activities	(279,686,271)	(191,444,478)	(66,639,201)	(77,749,437)	49,546,207	32,449,159	(296,779,265)	(236,744,756)

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

33.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

33.1 Direct guarantees.

As of September 30, 2017, Enel Chile had future energy purchase commitments amounting to ThCh$16,482,610,301 (ThCh$18,694,023,941 as of December 31, 2016).

33.2 Indirect guarantees

Type	Contract	Maturity	Creditor of Guarantee	Debtor		Type of Guarantee	Oustanding balance as of
				Company	Relationship		Currency	9-30-2017	12-31-2016
Secured	Bonds Serie B	October 2028	Bondholders of Enel Américas' Bonds	Enel Américas	Entities demerged from original debtor Enersis S.A. (codebtor Enel Chile S.A.) (1)	Codebtor	USD	33,329	33,449
(1)

As a result of the Enel Américas’ Spin-Off and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Américas S.A.

33.3 Lawsuits and Arbitration Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

1. In 2005, three lawsuits were filed against Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A.’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

In parallel, on June 9, 2017 the Cour of Appeals issued a complementary ruling rejecting the claims for compensation for damages on the ground that there were no damages affecting the defendants. Enel Generación Chile S.A. filed an appeal, which is still pending resolution.

2. On May 23, 2016 the Superintendency of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its objections, which were rejected through notification by the Superintendency’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendency’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement filed before the Superintendency, which was rejected by the Superintendency through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. In opposition to the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The contingency loss rating on this issue is likely.

3. The Superintendency of Electricity and Fuels by means of Exempted Resolution imposed a fine of UTM 17,729 (ThCh$827,820) to Enel Distribución Chile for allegedly exceeding the maximum limits allowed under current regulations for the electrical feeder indices, which is an incompliance with the quality energy supply standards of current laws and regulations. On January 8, 2016, Enel Distribución Chile filed an action against the Exempted Resolution, which was rejected. On May 19, 2016, Enel Distribución Chile filed an appeal before the Santiago’s Court of Appeal. On June 8, 2016, the Court of Appeal notified the Superintendency of Electricity and Fuels requesting information on the matter, which was submitted in a report on June 24, 2016. On July 1, 2016, the proceeding was set for a hearing. On July 7, 2016, Enel Distribución Chile provided all documents and requested opening of an evidence period. On July 7, 2016, the Court receive the documentation and in regards to the evidence period it provided the documentation to the court for its knowledge and resolution. Finally, on July 29, 2016, the Court did not open the evidence period. On August 8, 2016, the hearing of the case took place and, the same being in agreement and, on September 6, 2016, the Court issued final ruling, which rejected in all its parts the claim of Enel Distribución Chile, and confirms the fine imposed by the Superintendency of Electricity and Fuels. On September 16, 2016, Enel Distribución Chile filed an appeal before the Court of Appeals, which on September 26, 2016 established that the appeal be reported to the designated rapporteur. On October 3, 2016, the Courts of Appeals had the appeal filed by Enel Generación Chile lodged and ordered the proceedings to be presented to the Supreme Court. On October 13, 2016, the appeal was filed to the Supreme Court and, on October 14, 2016 it was set for a hearing. On November 14, 2016, the hearing took place and, the same being in agreement before the Third Courtroom of the Supreme Court, where the lawyer Leonor Etcheberry was appointed to write the sentence. On June 20, 2017, the Supreme Court issued final ruling, which confirmed the resolution of the Court of Appeals and maintained the amount of the fine (UTM 17,729) imposed by the Superintendency of Electricity and Fuels. On July 4, 2017, the Court of Appeals ruled to execute the sentence. Litigation process terminated.

4. The attorney Ms. Nicole Vasseur Porcel, as legal representative of Ms. Camila Paz Castillo Abarca and her daughter Ms. Kimora Belén Fernández Castillo, and Ms. Graciela Rodríguez Mundaca, filed a lawsuit against Enel Distribución Chile for a total amount of ThCh$600,000 (ThCh$200,000 each) for alleged punitive damages due to death of her spouse, father and son, respectively, Mr. Javier Fernández Rodríguez, occurred on February 21, 2012 as a result of the injuries suffered by the fall of a street lighting pole on his body after a truck passing through the place hooked the power lines attached to such a pole and caused it to fall. On February 24, 2016, Enel Distribución Chile requested the abandonment of the legal action and reopen the case. On March 2, 2016, the Court ruled to reopen the case, but the request for abandonment of the legal action was pending. On June 6, 2016, the case was reopened and the abandonment of the procedure was still pending resolution.

5. Ms. Evelyn del Carmen Molina González, on her behalf and on behalf or her under-age daughters Maite Alué Letelier Molina and Daniela Anaís Letelier Molined, filed a lawsuit against Enel Distribución Chile and its subcontractor Sociedad de Servicios Personales para el Área Eléctrica Limitada for a total amount of ThCh$2,000,000 for alleged punitive damages due to death of her spouse and father, respectively, Mr. David Letelier Rivera, occurred on May 25, 2013 as a result of the injuries suffered by electrocution and falling from a street lightning pole while working. Enel Distribución Chile filed dilatory exceptions which are still pending resolution by the court, and it is waiting for the demand to be legally notified to the co-defendant Sociedad de Servicios Personales para el Área Eléctrica Liminda. On July 4, 2016, Enel Distribución Chile requested the court to issue resolution on the dilatory exceptions filed on November 16, 2014. On September 13, 2016, the defendants presented rejoinders. On October 25, 2016, the Court summon the parties to a conciliation hearing, which occurred on December 12, 2016, without reaching an agreement. On January 27, 2017, the case is received on trial. On June 27, 2017, after finalizing the evidence period, the Court has submitted the observations to the evidence. On September 12, 2017, the parties were summon to hear sentence, the defendants filed an appeal against this ruling, which is still pending resolution.

6. Ms. Ximena Acevedo Herrera, Benjamín Jiménez Acevedo, Francisco Jiménez Acevedo, Nancy Garrido Muñoz, Juan Carlos Jiménez Rocuant, Carolina Jiménez Garrido and Natalia Jiménez Garrido filed a lawsuit against Ingeniería Eléctrica Azeta Ltda and Enel Distribución Chile S.A. for a total amount of ThCh$878,227 for alleged punitive damages due to the death of their spouse, father, son, and brother, Mr. Juan Pablo Jiménez Garrido, ocurre don February 22, 2013 as a result of an encephalocutaneous trauma by bullet without projectile exit. Enel Distribución Chile is a defendant in its capacity as contractor of Azeta. The discussion period has been finalized. On Septembe 29, 2017, it was scheduled the conciliation hearing, which did not occur.

7. Mr. Víctor Hugo Coronado González; Ms. Francia Magali Bustos Uribe, both on their behalf and on behalf of the under-age daughter Nicolson Rocío Coronado Bustos and Víctor Ignacio Coronado Bustos, filed a lawsuit against Enel Distribución Chile for a total amount of ThCh$704,860 for alleged punitive damages due to the accident that ocurred on June 22, 2015 and affected Mr. Víctor Hugo Coronado González who received an electrical discharge and suffer severe injuries. On August 18, 2017, Enel Distribución Chile filed dilatory exceptions, which are still pending resolution.

The management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

33.4 Financial restrictions.

As of September 30, 2017, the Company, on a stand-alone basis, had no debt obligations and was therefore not subject to any covenants or events of default. However, a number of the Group’s subsidiaries’ loan agreements, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Enel Generación Chile contain cross default clauses. The credit line agreement governed by Chilean law, which Enel Generación Chile signed in March 2016 for U.F. 2.8 million, stipulates that cross default is only triggered in the event of non-compliance by the borrower itself, i.e. Enel Generación Chile, with no reference made to its subsidiaries. In order to accelerate payment of the debt in this credit line due to cross default originated from other debt, the amount in default must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiration of any grace periods. Since being signed, this credit line has not been used. Enel Generación Chile’s international credit line governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of September 30, 2017, these credit lines have not been drawn upon.

In relation to the bond issues of Enel Generación Chile registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee bonds. The Yankee bonds of Enel Generación Chile mature in 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and maturity in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies. As of September 30, 2017, the outstanding amount of the Yankee bonds was ThCh$454,128,378 (ThCh$477,865,946 as of December 31, 2016).

The Enel Generación Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of September 30, 2017, the outstanding amount of the local bonds was ThCh$329,858,203 (ThCh$324,440,215 as of December 31, 2016).

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that a company is obliged to meet at certain periods of time (quarterly, annually, etc.), and in certain cases upon compliance with certain conditions. Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary based on debt and contract type.

The Enel Generación Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial Debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities and Total Equity. As of September 30, 2017, the ratio was 0.29.

•

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enel Generación Chile. As of September 30, 2017, the equity of Enel Generación Chile was Ch$1,906,242 million.

•

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from investments in associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the nine month period ended September 30, 2017, this ratio was 10.60.

•

Net Asset Position with Related Companies: A net asset position with related companies of no more than US$100 million must be maintained. The Net asset position with related companies is the difference between i) the sum of current accounts receivable from related parties, non-current accounts receivable from related parties, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation, and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and ii) the sum of current accounts payable to related parties; non-current accounts payable to related parties, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation. As of September 30, 2017, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$0.8 million, indicating that Enel Américas is a net creditor of Enel Generación Chile rather than a net debtor.

Series M

•

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company and Non-controlling interests. As of September 30, 2017, the debt ratio was 0.29.

•	Consolidated Equity: Same as for Series H.
•	Financial Expense Coverage Ratio: Same as for Series H.

Enel Generación Chile’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•

Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of Enel Generación Chile, and Non-controlling interests. As of September 30, 2017, the ratio was 0.41.

•

Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of September 30, 2017, the Debt/EBITDA ratio was 1.52.

Yankee Bonds are not subject to financial covenants.

As of September 30, 2017, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for the two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of September 30, 2017 and December 31, 2016, neither the Company nor any company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

33.5 Other Information

Enel Distribución Chile S.A.

•

On June 16, 2017, sever weather, including heavy rain and wind, affected the Santiago Metropolitan Region. The weather system resulted in trees and branches, roofs and advertising signs fell on the electric lines, cutting power to our customers.

As a result of effect caused by this severe weather, automatic compensations to customers were triggered as required by law when interruption of electricity supply is over 20 hours. The compensations were applied in the following or subsequent month according to the billing cycles.

In addition, Enel Distribución Chile granted an additional and extraordinary credit to those customers whose electric supply was interrupted for over 24 hours. The credit applied to customers in the billing was for up to $25,000 per customer, which is equivalent to the monthly average consumption per client (240kWh/monthly). The total amount for the additional credit was ThCh$590,796, which has been recognized as an expense in these interim consolidated financial statements.

On June 23, 2017, the Superintendency of Electricity and Fuels filed a claim against Enel Distribución Chile S.A. for potential incompliances to current regulations. On July 18, 2017, the Company make its allegations to the claim. On August 11, 2017, the Superintendency of Electricity and Fuels issued Exempted Resolution No. 19,939 sanctioning Enel Distribución Chile S.A. with a total fine of 70,000 U.T.M. (approximately ThCh$3,268,510). On August 23, 2017, Enel Generación Chile filed a claim against this sanction.

•

On July 15, 2017, intense rain and a snowstorm hit Santiago Metropolitan Region. This severe weather resulted in trees and branches fell on the electric lines causing significant damages to the electric network infrastructure, cutting power to our customers.

As a result of effect caused by this severe weather, automatic compensations to customers were triggered as required by law when interruption of electricity supply is over 20 hours. The compensations were applied in the following or subsequent month according to the billing cycles.

Enel Distribución Chile granted an additional and extraordinary credit to those customers whose electric supply was interrupted for over 24 hours. The credit applied to customers in the billing will be for up to $25,000 per. The estimate for the total amount related to the additional credit is ThCh$1,294,531, which has been recognized as an expense in these interim consolidated financial statements.

At the reporting date of these interim consolidated financial statements, Enel Distribución Chile S.A. has not been notify by the Superintendency of Electricity of Fuels of any sanction related to energy interruptions due to the snowstorm.

Centrales Hidroeléctricas de Aysén, S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (RCA) of Hidroaysén project, in which our subsidiary Enel Generación Chile participates, by accepting some of the claims filed against this project. It is of public knowledge that this decision was reported before the environmental courts of Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) had been partially denied in 2008.

Enel Generación Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recovery of the investment made so far at Hidroaysén, since it depends both on judicial decisions and on definitions in the energy agenda which currently cannot be foreseen, therefore, the investment is not included in the portfolio of Enel Generación Chile’s immediate projects. Consequently, at the end of year 2014, Enel Generación Chile recognized an impairment loss for its participation in Hidroaysén S.A. amounting to Ch$ 69,066 million (approximately US$ 121 million).

34.	PERSONNEL FIGURES

Enel Chile’s personnel as of September 30, 2017 and December 31, 2016, is distributed as follows:

Country	September 30, 2017
	Managers and Key Executives	Professionals and Technicians	Staff and Others	Total	Period Average
Chile	62	1,693	199	1,954	1,950
Argentina	-	23	2	25	25
Total	62	1,716	201	1,979	1,975

Country	Decembe 31, 2016
	Managers and Key Executives	Professionals and Technicians	Staff and Others	Total	Annual Average
Chile	62	1,709	213	1,984	1,988
Argentina	-	24	2	26	27
Total	62	1,733	215	2,010	2,015
35.

36.	SANCTIONS.

The following Group’s subsidiaries have received sanctions from administrative authorities:

1. Enel Generación Chile

As of September 30, 2017, the legal claims against the Resolution N° 2658 of Bío Bío’s Health Secretary from the Health Ministry, that imposed a fine of 500 UTM (ThCh$23,347) for alleged infractions from Enel Generación Chile S.A. related to the asbestos removal approved by the sanitary authority are still pending.

Additionally, at the same date, it is still pending the reposition filled in sanitary summary procedure initiated by the inspection document No. 7788, coming from the Antofagasta’s Health Secretary, in which imposed the company a fine of 200 UTM (ThCh9,339), that the payment is still pending.

It is also pending the resolution of the reposition of the fine imposed to the company by the Coquimbo’s Health Secretary, ascending to 500 UTM (ThCh$23,347), related to safety work standards infractions.

2. GasAtacama Chile S.A.

As of September 30, 2017, the Superintendence of Electricity and Fuels fined GasAtacama Chile S.A. for a total amount of 400 UTM (ThCh$18,492) and the payment is still pending.

It is also pending the resolution of an illegality claim filed by GasAtacama Chile S.A. against the Superintendence of Electricity and Fuels Resolution No. 15908 “CELTA”, dated November 2, 2016. This resolution imposed a fine of 120,000 UTM (ThCh$ 5,541,960). This sanction is currently being claimed before the Appeals Court of Santiago.

Addtionally, there are pending three Repositions claimed against the Tarapaca’s Health Secretary’s resolutions, through inspections records N° 3648742, 011599 and 766, that imposed fines to GasAtacama Chile S.A. for 500 UTM (ThCh$23,347) each.

3. Enel Distribución Chile S.A.

As of September 30, 2017, there are two sanctions initiated by the Superintendence of Electricity and Fuels imposing a fine of (i) 35,611 UTM (ThCh$1,662,784) for exceeding the regulatory limits in certain breeder indices; and (ii) 70,000 UTM (ThCh$3,268,510) for the delay in the reconnection of energy supply to customers due to severe weather occurred on June 16, 2017. Enel Distribución Chile S.A. has filed claims against these sanction proceedings and their resolution are still pending.

Enel Chile or its Board of Directors have not received any other fines from the Superintendence of Securities and Insurance or from any other administrative authorities.

37.	ENVIRONMENT.

Environmental expenses for the nine month periods ended September 30, 2017 and 2016, are as follows:

Company	Project Name	Project Description	Project Status [Completed, In Process]	September 30, 2017						Seven month period ended September 30, 2016
				Amount Disbursements	Amount Capitalized	Amount Expensed	Total Future Disbursements	Estimated date of future disbursement	Total Disbursements	Total Disbursements Prior Period
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste in hydrolelectrical power plants	In process	4,438	-	4,438	-	-	4,438	3,263
ENEL DISTRIBUCIÓN CHILE S.A.	Vegetation control in High Voltage network	Maintenance of the strip of a high voltage line between 34.5 and 500 kV.	In process	103,261	-	103,261	-	12/31/2017	103,261	-
	Respel Management	Hazardous waste management	Completed	265	-	265	-	9/30/2017	265	-
	Environmental Management in Substation	Trees maintenance in substation and removal of brush, debris and rubbish, outer perimeter	In process	141,394	-	141,394	18,644	12/29/2017	160,038	90,719
		Considers all work of an environmental nature that takes place inside and outside the substation, such as fumigation, placement and / or repair of rodent baits, repair of irrigation system, removal of waste, environmental inspections, maintenance of gardens	Completed	46,771	-	46,771	-	9/30/2017	46,771	-
	Improvements on Mid/Low Voltage Network	Replacement of traditional network by Calpe protected, concentric and others	In process	1,869,079	1,869,079	-	1,360,904	12/31/2017	3,229,983	39,883
	Environmental Permits	Base line for environmental impact study, RCA and regulation compliance, preparation of reports and sector permits	In process	21,607	21,607	-	34,811	12/31/2017	56,418	1,319
	Vegetation control in Mid/Low Voltage Network	Pruning of trees close to the Mid/Low voltage network lines	In process	1,061,486	-	1,061,486	2,509,459	12/31/2017	3,570,945	-
	Noise Control	Noise and electromagentic fields measurement in substation, lines, and other facilities	In process	786	-	786	-	12/31/2017	786	-
	Asbestos removal from underground cables	Removal of flame retardant tape with asbestos from the medium voltage underground network	In process	112,710	112,710	-	37,290	12/20/2017	150,000	-
	Forestation in substations and high tension electric lines	Plans of forest management, reforestation, construction and maintenance of belts tree-lined in substation	In process	136,316	136,316	-	20,390	12/29/2017	156,706	43,885
GAS ATACAMA CHILE	Environmental Monitoring	Monitoreo Ambiental Contrato con SK Ecología, operación y mantenimiento CEMS	In process	1,320,598	-	1,320,598	-	-	1,320,598	-
	CEMS Normalization	Warehouses normalization, environmental management	In process	368,912	368,912	-	-	-	368,912	-
EOLICA CANELA	Environmental expenditures in power plants	Water quality analysis and monitoring and Canela's higenization	In process	11,885	-	11,885	-	-	11,885	-
	Improvements in revegetated areas	RCA's maintenance (Environment)	In process	51,174	51,174	-	-	-	51,174	-
ENEL GENERACIÓN CHILE S.A.	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	748,742	-	748,742	-	-	748,742	323,051
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants	In process	520,313	-	520,313	-	-	520,313	33,377
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants	In process	126,361	-	126,361	-	-	126,361	75,709
	Ralco Hydroelectric Plant	Ralco's Plan: Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	71,281	-	71,281	-	-	71,281	-
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	3,056,117	3,056,117	-	-	-	3,056,117	2,016,710
	El Toro Hydroelectric Plant	Removal of domestic and industrial waste	In process	1,142,550	1,142,550	-	-	-	1,142,550	310,846
Total				10,916,046	6,758,465	4,157,581	3,981,498		14,897,544	2,938,762

Company	Project Name	Project Description	Project Status [Completed, In Process]	September 30, 2016
				Amount Disbursements	Amount Capitalized	Amount Expensed	Total Future Disbursements	Estimated date of future disbursement	Total Disbursements
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste in hydrolelectrical power plants	In Process	3,263	-	3,263	-	-	3,263
CELTA	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	Completed	26,154	-	26,154	-	-	26,154
	Studies, monitoring and laboratory analysis	Removal and final disposal of solid waste in Thermal power plant	In Process	145,698	-	145,698	-	-	145,698
	ZLD Plant (Studies)	ZLD Plant (Studies)	Completed	4,490	4,490	-	-	-	4,490
EOLICA CANELA	Environmental expenditures in power plants	Water quality analysis and monitoring and Canela's higenization	In Process	90,719	-	90,719	-	-	90,719
ENEL GENERACIÓN CHILE S.A.	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In Process	323,051	-	323,051	-	-	323,051
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants	In Process	33,377	-	33,377	-	-	33,377
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants	In Process	75,709	-	75,709	-	-	75,709
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In Process	2,016,710	2,016,710	-	-	-	2,016,710
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In Process	310,846	310,846	-	-	-	310,846
ENEL DISTRIBUCIÓN CHILE S.A.	Vegetation control in High Voltage network	Pruning of trees until arriving at the safety conditions to which the foliage should be left with respect to the conductors.	In Process	36,683	-	36,683	3,200	12/31/2016	39,883
	Respel Management	Costs for the removal and treatment hazardous waste genered high voltage Network Maintenance activities	In Process	519	-	519	800	12/31/2016	1,319
	Ressol Management	This activity includes the clearing and pruning of the MT / BT distribution networks close to the distribution networks	In Process	408,229	-	408,229	78,722	12/31/2016	486,951
	Environmental Management in Substation	Weeding and weed control in power substation enclosures	In Process	19,191	-	19,191	12,305	12/31/2016	31,496
	Improvements on Mid/Low Voltage Network	Space CAB y Preassembled	In Process	150,863	150,863	-	1,293,173	12/31/2016	1,444,036
		Mnoitory of faune commited according RCA line 220 Kv	In Process	8,338	8,338	-	2,884	12/31/2016	11,222
	Environmental Permits	Payments correspond to environmental commitments on Line-Lo Espejo -Ochagavia, tranch Tap Cisterna	Completed	43,885	43,885	-	-	12/31/2016	43,885
		Payments correspond to environmental commitments in the RCA that authorize the project: Noise measurements and sector permits for waste storage	Completed	989,249	989,249	-	-	6/30/2016	989,249
	Noise Control	The activity includes maintenance of strip of easement in the high voltage line between 34.5 y 500 kV.	Completed	513	-	513	-	-	513
		Noise measurement in substations : Sta. Raquel, La Reina, Cisterna y Sta. Marta	In Process	9,759	9,759	-	-	12/31/2016	9,759
	Vegetation control in Mid/Low Voltage Network	The service consists of garden areas maintenance with replenishment of species and grass at Chilectra's substations sites.	In Process	36,888	-	36,888	13,192	12/31/2016	50,080
Total				4,734,134	3,534,140	1,199,994	1,404,276		6,138,410

38.	SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES

As of September 30, 2017 and December 31, 2016, summarized financial information of our principal subsidiaries is as follows:

As of and for the period ended September, 30, 2017	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before taxes	Income tax	Gain (loss) from discontinued operations, after tax	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile S.A.	Consolidated	234,209,890	858,972,230	1,093,182,120	338,704,222	58,225,536	696,252,362	1,093,182,120	1,006,911,828	(800,085,865)	206,825,963	140,300,160	108,034,641	4,803,271	112,995,664	(27,222,835)	-	85,772,827	1,171,482	86,944,309
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	-	-	-	-	-	-	-	8,307,075	-	8,307,075	(740,385)	(784,149)	1,253,765	469,616	(207,579)	-	262,037	-	262,037
Enel Generación Chile S.A.	Separate	436,350,631	2,571,926,118	3,008,276,749	431,037,313	939,634,063	1,637,605,373	3,008,276,749	1,183,216,630	(885,570,397)	297,646,233	225,526,195	166,642,481	(27,633,806)	348,722,699	(60,940,438)	-	287,782,260	34,629,062	322,411,322
Enel Distribución Chile S.A.	Separate	230,384,215	853,931,054	1,084,315,269	343,078,088	57,784,765	683,452,416	1,084,315,269	1,004,460,950	(799,208,273)	205,252,677	139,680,123	108,400,193	3,958,549	112,571,820	(28,008,900)	-	84,562,919	-	84,562,919
Empresa Eléctrica Pehuenche S.A.	Separate	18,191,531	188,368,306	206,559,837	28,618,448	48,694,547	129,246,842	206,559,837	110,519,336	(32,176,677)	78,342,659	74,425,103	68,875,001	(405,079)	68,514,923	(17,397,415)	-	51,117,508	-	51,117,508
Grupo Enel Generación Chile S.A.	Consolidated	497,825,213	2,890,337,840	3,388,163,053	383,494,107	1,070,304,498	1,934,364,448	3,388,163,053	1,169,784,969	(706,972,352)	462,812,617	371,884,997	284,219,550	(26,631,616)	365,833,340	(91,111,898)	-	274,721,442	32,567,373	307,288,815
Grupo GasAtacama Chile S.A.	Consolidated	186,153,216	639,351,510	825,504,726	66,708,511	83,157,038	675,639,177	825,504,726	243,870,011	(149,315,271)	94,554,739	72,154,811	45,958,951	1,407,269	51,980,361	(11,520,247)	-	40,460,113	(1,739,595)	38,720,518

As of and for the year ended December 31, 2016	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before taxes	Income tax	Gain (loss) from discontinued operations, after tax	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile S.A.	Consolidated	245,122,732	829,203,115	1,074,325,847	259,684,836	106,283,505	708,357,506	1,074,325,847	1,315,760,851	(1,042,329,385)	273,431,466	192,134,608	156,594,125	8,579,317	165,174,429	(32,589,362)	8,914,398	141,499,466	(21,284,665)	120,214,801
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	57,558,313	11,654,352	69,212,665	6,711,190	1,466,867	61,034,608	69,212,665	10,983,012	-	10,983,012	(674,755)	(736,519)	2,565,301	1,828,782	(107,413)	-	1,721,370	-	1,721,370
Enel Generación Chile S.A.	Separate	457,044,171	2,508,609,028	2,965,653,199	496,301,633	977,323,551	1,492,028,015	2,965,653,199	1,549,029,123	(1,061,866,497)	487,162,626	344,396,037	233,410,403	(42,070,476)	537,155,788	(55,804,663)	-	481,351,125	65,717,064	547,068,189
Enel Distribución Chile S.A.	Separate	242,347,341	824,506,724	1,066,854,065	238,235,939	105,850,528	722,767,598	1,066,854,065	1,312,875,574	(1,041,091,282)	271,784,291	191,517,478	156,944,302	7,685,016	164,629,318	(33,449,937)	-	131,179,381	(2,301,876)	128,877,505
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	43,012,321	50,044,060	136,170,100	229,226,481	155,568,982	(23,529,449)	132,039,534	125,454,246	116,789,055	24,333	116,813,388	(28,202,602)	-	88,610,786	-	88,610,786
Compañía Eléctrica Tarapacá S.A.	Consolidated	-	-	-	-	-	-	-	219,980,554	(139,960,874)	80,019,680	62,455,761	36,937,980	(2,519,836)	51,585,349	10,396,319	-	61,981,668	(924,812)	61,056,856
Grupo Enel Generación Chile S.A.	Consolidated	543,372,956	2,856,309,537	3,399,682,493	555,777,465	1,114,144,776	1,729,760,252	3,399,682,493	1,659,727,329	(895,060,113)	764,667,215	594,772,233	431,386,321	(35,678,633)	525,076,864	(83,216,935)	79,572,445	521,432,374	(86,682,199)	434,750,175
Grupo GasAtacama Chile S.A.	Consolidated	194,264,349	663,665,991	857,930,340	86,380,336	89,573,088	681,976,916	857,930,340	173,489,754	(87,098,923)	86,390,831	67,795,883	45,426,269	6,453,677	53,666,618	(10,337,536)	-	43,329,082	(1,779,413)	41,549,669

39.	SUBSEQUENT EVENTS

Enel Chile S.A.:

In relation to the proposed corporate reorganization discussed in Note 1.b), the following significant events have been issued subsequent to September 30, 2017:

•

On October 13, 2017, it was informed as a significant event that Enel Chile became aware of the response issued by the SVS the through Official Letter No. 27,562 dated October 13, 2017, to the reserved consultation filed by the Company on that same date.

The Board of Directors of Enel Chile will analyze the response received at a forthcoming session and will duly inform to the SVS and the market in general, through significant event, the impacts of it in the design of the operation whose scheme was informed by a significant event dated August 25, 2017.

•

On October 27, 2017, it was informed as a signficant event that Enel Chile has taken note of the Official Letter N°24211 dated October 24, 2017, sent by the Superintendence of Pension Funds, in response to the Inquiry submitted by Enel Chile on September 26, 2017 (letter N°022) supplemented by the Inquiry dated October 19, 2017 (letter N°028). Such Official Letter and the Inquiries that are being responded have an impact on the transaction.  The process of such transaction was informed by the Company in the Significant Event dated August 25, 2017.

Enel Chile’s Board of Directors will analyze the response received during its next session.

•

On October 26, 2017, it was informed as a significant event that  the Board of Directors of Enel Chile in its ordinary session held today, has examined the Official Letter N° 27,562 of the SVS and the Official Letter N° 24,211 of the Superintendence of Pension Funds, through which each of these public authorities have issued their respective responses to the inquiries of Enel Chile regarding certain matters of the corporate reorganization informed to the market through a Significant Event dated August 25, 2017.

Copies of the aforementioned responses were made available to the market through the Significant Events dated October 13 and October 24, 2017, respectively. In these responses, it was confirmed that Enel Chile may include in the terms and conditions of the Public Tender Offer on the shares of its subsidiary Enel Generación Chile S.A, (the “TO”), an objective condition for the success of the TO, consisting of all the shareholders that agree to tender their shares, must  apply part of the cash consideration that they receive for each Enel Generación share tendered to subscribe for Enel Chile’s first issue shares, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

The Board of Directors of Enel Chile has unanimously agreed on reviewing the structure of the reorganization in progress, as described through the Significant Event as of August 25, 2017, specifying that the TO over the shares issued by Enel Generación Chile S.A.  shall be payable exclusively in cash. However, the TO will include in its terms and conditions an objective condition to validly tender the Enel Generación shares consisting that all of the shareholders that agree to tender their shares, must apply part of the cash consideration that they receive to subscribe for Enel Chile’s first issue share, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

Finally, at the aforementioned session the Board has examined the preliminary report issued by the independent appraiser Mr. Óscar Molina, the preliminary report issued by the independent evaluator appointed by the Board, Larraín Vial Servicios Profesionales Limitada, and the preliminary report issued by the independent evaluator appointed by the Directors’ Committee, Econsult Capital, which was also previously examined by the latter corporate body. Copies of the aforementioned preliminary reports will be available to the named Superintendences and to the market in general at the Company’s web site, www.enelchile.cl.

There have been no other significant events that have occurred subsequent to the closing date of these interim consolidated financial statements that materially affect their presentation.

APPENDIX 1 ENEL CHILE GROUP SUBSIDIARIES:

This appendix is part of Note 2.4, “Subsidiaries”.

It discloses the Group’s percentage of control in each company.

Taxpayer ID No. (RUT)	Company	Functional Currency	% Control as of 9-30-2017			% Control as of 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	-	75.00%	75.00%	-	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.800.570-7	Enel Distribución Chile S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Energy and fuels trasportation, distribution and sales
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Energy and fuels trasportation, distribution and sales
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	-	92.65%	92.65%	-	92.65%	92.65%	Subsidiary	Chile	Complete electricitry cycle
91.081.000-6	Enel Generación Chile S.A.	Chilean peso	59.98%	-	59.98%	59.98%	-	59.98%	Subsidiary	Chile	Complete electricitry cycle
78.932.860-9	GasAtacama Chile S.A.	Chilean peso	2.63%	97.37%	100.00%	2.63%	97.37%	100.00%	Subsidiary	Chile	Explotation of natural gas
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Trasportation of natural gas
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chilean peso	-	-	-	99.90%	0.10%	100.00%	Subsidiary	Chile	Technologic services
96.800.460-3	Luz Andes Ltda.	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Energy and fuels trasportation, distribution and sales
76.722.488-5	Empresa de Trasmisión Chena S.A.	Chilean peso	-	100.00%	100.00%	-	-	-	Subsidiary	Chile	Electric Energy Transmission
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	-	57.50%	57.50%	-	57.50%	57.50%	Subsidiary	Chile	Financial investments

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

Incorporations into the scope of consolidation:

Company	September 30, 2017
	% Control
	Direct	Indirect	Total	Consolidation Method
Empresa de Trasmisión Chena S.A.	-	100.00%	100.00%	Full consolidation

Eliminations from the scope of consolidation:

Company	September 30, 2017
	% Control
	Direct	Indirect	Total	Consolidation Method
Electrogas (See Note 5)	-	42.50%	42.50%	Equity method

Company	December 31, 2016
	% Control
	Direct	Indirect	Total	Consolidation Method
Gasoducto TalTal S.A.	-	100.00%	100.00%	Full consolidation
GNL Norte S.A.	-	100.00%	100.00%	Full consolidation
Progas S.A.	-	100.00%	100.00%	Full consolidation
GNL Quintero S.A.	-	20.00%	20.00%	Equity method
Compañía Eléctrica Tarapacá S.A.	3.78%	96.21%	99.99%	Full consolidation
Inversiones GasAtacama Holding Ltda.	-	100.00%	100.00%	Full consolidation
GasAtacama S.A.	-	100.00%	100.00%	Full consolidation

APPENDIX 3 ASSOCIATES AND JOINT VENTURES:

This appendix is part of Note 3.i, Investments Accounted for Using the Equity Method.

Taxpayer ID No. (RUT)	Company	Functional Currency	Ownership interest at 9-30-2017			Ownership interest at 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	-	50.00%	50.00%	-	50.00%	50.00%	Joint Venture	Chile	Electric energy transportation and distribution
76.418.940-K	GNL Chile S.A.	U.S. dollar	-	33.33%	33.33%	-	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
96.806.130-5	Electrogas S.A. (1)	U.S. dollar	-	-	-	-	42.50%	42.50%	Associate	Chile	Portfolio company
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
76.091.595-5	Aysén Energía S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint Venture	Chile	Electric energy transportation and distribution

(1)	See Note 5.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18, “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

1. Summary of bank borrowings by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Current
			One to three months	Three to twelve months	Total Current 9-30-2017	One to three months	Three to twelve months	Total Current 12-31-2016
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	84	-	84	4,283	-	4,283
			84	-	84	4,283	-	4,283

2. Identification of bank borrowings by company

						Balance as of September 30, 3017
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Nominal Interest Rate	Current			Non-Current
						Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	14	-	14	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco de Crédito e Inversiones	US$	6.00%	70	-	70	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander	Ch$	6.00%	-	-	-	-	-	-	-	-	-
Total						84	-	84	-	-	-	-	-	-

						Balance as of December 31, 2016
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Nominal Interest Rate	Current			Non-Current
						Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	102	-	102	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco de Crédito e Inversiones	US$	6.00%	2,048	-	2,048	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander	Ch$	6.00%	2,133	-	2,133	-	-	-	-	-	-
Total						4,283	-	4,283	-	-	-	-	-	-

b)	Secured and unsecured liabilities

1. Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Interest Rate	Balance as of September 30, 2017
			Current			Non-Current
			One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.90%	7,036,172	21,108,516	28,144,688	28,144,689	28,144,689	28,144,689	28,144,689	596,529,107	709,107,863
Chile	U.F.	5.48%	8,365,130	19,404,211	27,769,341	39,195,726	49,462,789	47,444,109	45,425,428	272,249,365	453,777,417
Total			15,401,302	40,512,727	55,914,029	67,340,415	77,607,478	75,588,798	73,570,117	868,778,472	1,162,885,280

Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
			Current			Non-Current
			One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.90%	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966
Chile	U.F.	5.48%	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169
Total			13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

2. Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of September 30, 3017
							Current			Non-Current
							Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.88%	2,745,432	8,236,297	10,981,729	10,981,730	10,981,730	10,981,730	10,981,730	179,578,001	223,504,921
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.33%	876,365	2,629,095	3,505,460	3,505,460	3,505,460	3,505,460	3,505,460	90,049,250	104,071,090
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.13%	557,105	1,671,315	2,228,420	2,228,420	2,228,420	2,228,420	2,228,420	54,143,439	63,057,119
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.	US$	4.25%	2,857,270	8,571,809	11,429,079	11,429,079	11,429,079	11,429,079	11,429,079	272,758,417	318,474,733
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	6.20%	4,114,283	6,651,671	10,765,954	10,293,036	9,820,118	9,347,200	8,874,282	47,386,946	85,721,582
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.75%	4,250,847	12,752,540	17,003,387	28,902,690	39,642,671	38,096,909	36,551,146	224,862,419	368,055,835
Total							15,401,302	40,512,727	55,914,029	67,340,415	77,607,478	75,588,798	73,570,117	868,778,472	1,162,885,280

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
							Current			Non-Current
							Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.88%	2,832,647	8,497,942	330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.33%	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.13%	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.	US$	4.25%	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	6.20%	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.75%	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242
Total							13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

c)	Financial lease obligations

1. Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of September 30, 2017
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	701,439	2,102,553	2,803,992	2,799,109	2,793,909	2,788,371	2,782,474	5,323,959	16,487,822
Total								701,439	2,102,553	2,803,992	2,799,109	2,793,909	2,788,371	2,782,474	5,323,959	16,487,822

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431
Total								734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Group’s consolidated financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	9-30-2017	12-31-2016
			ThCh$	ThCh$
Cash and cash equivalents			272,087,378	245,999,192
	U.S dollar	Chilean peso	4,380,072	5,198,139
	Argentine peso	Chilean peso	6,324,844	4,807,406
	Chilean peso non-adjustable	Chilean peso	261,382,462	235,993,647
Other current financial assets			4,011,464	584,244
	U.S dollar	Chilean peso	1,119,750	422,705
	Chilean peso non-adjustable	Chilean peso	2,891,714	132,468
	U.F.	Chilean peso	-	29,071
Other current non- financial assets			9,014,877	15,831,486
	U.S dollar	Chilean peso	1,526,313	65,138
	Argentine peso	Chilean peso	81,835	57,145
	Chilean peso non-adjustable	Chilean peso	7,406,729	15,709,203
Trade and other current receivables			439,597,558	445,071,856
	U.S dollar	Chilean peso	11,229,295	-
	Argentine peso	Chilean peso	1,083,916	931,882
	Chilean peso non-adjustable	Chilean peso	426,151,864	443,032,735
	U.F.	Chilean peso	1,132,483	1,107,239
Current accounts receivable from related parties			30,156,932	52,858,384
	U.S dollar	Chilean peso	1,328,635	16,780,275
	Euros	Chilean peso	1,156,028	424,692
	Reales	Chilean peso	-	36,276
	Colombian pesos	Chilean peso	-	1,627,495
	Soles	Chilean peso	-	15,192
	Chilean peso non-adjustable	Chilean peso	27,672,269	33,974,454
Inventories			36,782,135	37,539,596
	Chilean peso non-adjustable	Chilean peso	36,782,135	37,539,596
Current tax assets			65,088,542	55,649,171
	Argentine peso	Chilean peso	154,695	302,528
	Chilean peso non-adjustable	Chilean peso	64,933,847	55,346,643
Non- current assets or disposal group held for sale			-	12,993,008
	Chilean peso non-adjustable	Chilean peso	-	12,993,008
TOTAL CURRENT ASSETS			856,738,886	866,526,937

NON-CURRENT ASSETS	Foreign Currency	Functional Currency	9-30-2017	12-31-2016
			ThCh$	ThCh$
Other non-current financial assets			33,587,054	28,827,542
	U.S dollar	Chilean peso	27,213,602	26,185,923
	Chilean peso non-adjustable	Chilean peso	6,373,452	2,641,619
Other non-current non-financial assets			14,715,768	13,336,152
	U.S dollar	Chilean peso	406,680	-
	Argentine peso	Chilean peso	379,009	303,837
	Chilean peso non-adjustable	Chilean peso	13,584,130	12,241,662
	U.F.	Chilean peso	345,949	790,653
Trade and other non-current receivables			35,435,980	33,500,105
	Argentine peso	Chilean peso	76,196	27,567
	Chilean peso non-adjustable	Chilean peso	24,525,543	21,948,173
	U.F.	Chilean peso	10,834,241	11,524,365
Investments accounted for using the equity method			18,188,198	18,738,198
	U.S dollar	Chilean peso	3,929,245	3,982,934
	Argentine peso	Chilean peso	68,173	91,335
	Chilean peso non-adjustable	Chilean peso	14,190,780	14,663,929
Intangible assets other than goodwill			43,758,342	44,470,750
	Argentine peso	Chilean peso	253,893	194,529
	Chilean peso non-adjustable	Chilean peso	43,504,449	44,276,221
Goodwill			887,257,655	887,257,655
	Chilean peso non-adjustable	Chilean peso	887,257,655	887,257,655
Property, plant and equipment			3,533,305,614	3,476,128,634
	Argentine peso	Chilean peso	15,599,306	16,039,114
	Chilean peso non-adjustable	Chilean peso	3,517,706,308	3,460,089,520
Investment property			8,362,388	8,128,522
	Chilean peso non-adjustable	Chilean peso	8,362,388	8,128,522
Deferred tax assets			22,929,760	21,796,517
	Chilean peso non-adjustable	Chilean peso	22,929,760	21,796,517
TOTAL NON- CURRENT ASSETS			4,597,540,759	4,532,184,075

TOTAL ASSETS			5,454,279,645	5,398,711,012

LIABILITIES	Foreign Currency	Functional Currency	9-30-2017		12-31-2016
			Less than 90 days	More than 90 days	Less than 90 days	More than 90 days
			ThCh$	ThCh$	ThCh$	ThCh$
Other Current financial liabilities			8,679,114	16,453,635	15,021,428	10,674,738
	U.S dollar	Chilean peso	455,945	13,681,329	15,017,154	3,793,737
	Chilean peso non-adjustable	Chilean peso	84	-	4,274	-
	U.F.	Chilean peso	8,223,085	2,772,306	-	6,881,001
Trade and other current payables			426,025,191	-	561,505,283	-
	U.S dollar	Chilean peso	4,908,357	-	9,463,287	-
	Euros	Chilean peso	1,749,972	-	1,384,882	-
	Argentine peso	Chilean peso	774,784	-	970,255	-
	Chilean peso non-adjustable	Chilean peso	418,592,078	-	549,686,859	-
Current accounts payable to related parties			54,995,068	-	90,428,929	-
	U.S dollar	Chilean peso	512,030	-	4,936,256	-
	Euros	Chilean peso	11,499,947	-	841,934	-
	Colombian pesos	Chilean peso	-	-	5,461	-
	Soles	Chilean peso	-	-	2,239	-
	Chilean peso non-adjustable	Chilean peso	42,983,091	-	84,643,039	-
Other current provisions			3,194,879	2,184,157	6,493,532	-
	Argentine peso	Chilean peso	18,027	-	20,859	-
	Chilean peso non-adjustable	Chilean peso	3,176,852	2,184,157	6,472,673	-
Current tax liabilities			704,366	45,855,395	7,966,008	53,633,407
	Argentine peso	Chilean peso	116,352	-	-	-
	Chilean peso non-adjustable	Chilean peso	588,014	45,855,395	7,966,008	53,633,407
Other current non-financial liabilities			-	12,026,065	23,330	11,499,992
	Chilean peso non-adjustable	Chilean peso	-	12,026,065	23,330	11,499,992
TOTAL CURRENT LIABILITIES			493,598,618	76,519,252	681,438,510	75,808,137

NON-CURRENT LIABILIITIES	Foreign Currency	Functional Currency	9-30-2017	9-30-2017	12-31-2016	12-31-2016
			One to five years	More than five years	One to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities			63,933,877	748,276,671	83,294,443	770,722,308
	U.S dollar	Chilean peso	41,755,429	451,592,308	61,372,923	475,084,614
	U.F.	Chilean peso	22,178,448	296,684,363	21,921,520	295,637,694
Trade and other non-current payables			840,852	-	1,483,113	-
	Euros	Chilean peso	-	-	29,952	-
	Argentine peso	Chilean peso	339,947	-	887,668	-
	Chilean peso non-adjustable	Chilean peso	500,905	-	565,493	-
Current account payable to related parties			-	-	251,527	-
	Chilean peso non-adjustable	Chilean peso	-	-	251,527	-
Other long-term provisions			14,531,997	53,572,722	17,912,846	45,194,062
	Chilean peso non-adjustable	Chilean peso	14,531,997	53,572,722	17,912,846	45,194,062
Deferred tax liabilities			65,136,298	132,333,045	66,412,315	132,952,479
	Argentine peso	Chilean peso	4,383,181	-	3,751,112	-
	Chilean peso non-adjustable	Chilean peso	60,753,117	132,333,045	62,661,203	132,952,479
Non- current provisions for employee benefits			3,420,920	53,615,276	3,683,376	56,250,751
	Chilean peso non-adjustable	Chilean peso	3,420,920	53,486,439	3,683,376	56,250,751
	U.F.	Chilean peso	-	128,837	-	-
Other non-current non financial liabilities			308,000	-	313,503	-
	Chilean peso non-adjustable	Chilean peso	308,000	-	313,503	-
TOTAL NON-CURRENT LIABILITIES			148,171,944	987,797,714	173,351,123	1,005,119,600

TOTAL LIABILITIES			641,770,562	1,064,316,966	854,789,633	1,080,927,737

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification
•	Trade and other receivables by aging:
Trade and Other Receivables, Gross	Balance as of 9-30-2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	311,253,756	33,674,028	14,181,759	4,853,555	4,156,994	2,280,958	2,551,307	2,433,283	1,726,427	54,265,046	431,377,113	1,866,617
Allowance for doubtful accounts	(89,272)	(231,071)	(214,092)	(201,785)	(223,478)	(177,184)	(203,571)	(913,222)	(132,108)	(32,625,878)	(35,011,661)	-
Other receivables, gross	43,232,106	-	-	-	-	-	-	-	-	8,506,009	51,738,115	33,569,363
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(8,506,009)	(8,506,009)	-
Total	354,396,590	33,442,957	13,967,667	4,651,770	3,933,516	2,103,774	2,347,736	1,520,061	1,594,319	21,639,168	439,597,558	35,435,980

Trade and Other Receivables, Gross	Balance as of 12-31-2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,580	414,184,116	8,369,878
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(29,672,710)	(31,696,816)	-
Other receivables, gross	62,584,556	-	-	-	-	-	-	-	-	7,765,064	70,349,620	25,130,227
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(7,765,064)	(7,765,064)	-
Total	342,836,256	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	33,676,870	445,071,856	33,500,105

•	By type of portfolio:

Aging of Balances	Balance as of 9-30-2017						Balance as of 12-31-2016
	Non-renegotiated portfolio		Renegotiated Portfolio		Total Gross Portfolio		Normal Portfolio		Non-renegotiated portfolio		Total Gross Portfolio
	Number of customers	Gross Amount	Number of customers	Gross Amount	Number of customers	Gross Amount	Number of customers	Gross Amount	Number of customers	Gross Amount	Number of customers	Gross Amount
		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$
Current	1,249,996	308,078,744	55,627	5,041,629	1,305,623	313,120,373	1,157,940	281,705,071	60,278	5,850,339	1,218,218	287,555,410
1 to 30 days	375,933	30,103,105	21,465	3,570,923	397,398	33,674,028	414,617	30,167,962	22,459	3,951,138	437,076	34,119,100
31 to 60 days	95,771	12,213,201	8,083	1,968,558	103,854	14,181,759	107,539	12,724,070	8,312	1,756,446	115,851	14,480,516
61 to 90 days	18,831	4,200,352	2,640	653,203	21,471	4,853,555	18,344	3,813,933	2,128	448,919	20,472	4,262,852
91 to 120 days	10,165	3,685,885	1,598	471,109	11,763	4,156,994	8,987	1,978,892	1,049	286,640	10,036	2,265,532
121 to 150 days	6,560	1,935,741	1,057	345,217	7,617	2,280,958	5,866	5,753,020	656	230,854	6,522	5,983,874
151 to 180 days	5,234	2,182,957	644	368,350	5,878	2,551,307	4,671	2,415,755	442	525,184	5,113	2,940,939
181 to 210 days	16,787	2,136,409	361	296,874	17,148	2,433,283	20,001	2,016,444	275	109,839	20,276	2,126,283
211 to 250 days	4,110	1,629,454	272	96,973	4,382	1,726,427	3,535	4,163,062	217	83,669	3,752	4,246,731
More than 251 days	125,121	48,334,528	5,317	5,930,518	130,438	54,265,046	123,301	60,447,048	3,613	4,125,709	126,914	64,572,757
Total	1,908,508	414,500,376	97,064	18,743,354	2,005,572	433,243,730	1,864,801	405,185,257	99,429	17,368,737	1,964,230	422,553,994

b)	Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	For the nine month period ended 9-30-2017		For the seven month period ended 9-30-2016
	Number of customers	Amount ThCh$	Number of customers	Amount ThCh$
Notes receivable in default	1,916	260,628	1,993	383,791
Notes receivable in legal collection process (*)	2,747	6,317,581	4,061	7,969,151
Total	4,663	6,578,209	6,054	8,352,942

(*) Legal collections are included in the portfolio in arrears.

c)	Provisions and write-offs
Provisions and Write-Offs	For the nine month period ended	For the seven month period ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Provision for non-renegotiated portfolio	6,289,647	4,704,961
Provision for renegotiated portfolio	(772,031)	(608,082)
Total	5,517,616	4,096,879
d)	Number and value of operations

Number and value of operations	For the nine month period ended		For the seven month period ended
	9-30-2017		9-30-2016
	Last quarter	Year-to-date	Last quarter	Year-to-date
Impairment provision and recoveries:
Number of operations	12,687	41,108	14,406	1,938,677
Value of operations, in ThCh$	2,015,802	5,517,616	1,837,356	4,096,879

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification
•	Trade receivables by aging:

Trade Receivables	Balance as of
	September 30, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	More than 365 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation and transmission	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	205,752,673	76,196
- Large customers	199,516,739	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	205,706,889	76,196
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-	-
- Others	45,784	-	-	-	-	-	-	-	-	-	-	45,784	-
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,103,086)	(155,731)	(1,258,817)	-

Unbilled services	151,725,400	-	-	-	-	-	-	-	-	-	-	151,725,400	-
Billed Services	47,837,123	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	54,027,273	76,196

Trade receivables, distribution	111,691,233	32,987,853	13,960,929	4,404,545	3,584,857	2,014,064	2,541,170	2,422,333	1,671,050	5,293,059	45,053,347	225,624,440	1,790,421
- Mass-market customers	92,566,183	24,469,401	9,605,241	2,707,354	1,803,749	1,008,440	878,764	1,129,657	427,985	1,670,885	25,782,837	162,050,496	1,764,003
- Large customers	17,154,568	7,406,080	2,549,863	744,238	1,305,010	396,212	404,871	45,351	1,188,785	2,453,203	12,360,856	46,009,037	3,364
- Institutional customers	1,970,482	1,112,372	1,805,825	952,953	476,098	609,412	1,257,535	1,247,325	54,280	1,168,971	6,909,654	17,564,907	23,054
Allowance for doubtful accounts	(89,272)	(231,071)	(214,092)	(201,785)	(223,478)	(177,184)	(203,571)	(913,222)	(132,108)	(879,339)	(30,487,722)	(33,752,844)	-

Unbilled services	75,862,069	-	-	-	-	-	-	-	-	-	-	75,862,069	-
Billed Services	35,829,164	32,987,853	13,960,929	4,404,545	3,584,857	2,014,064	2,541,170	2,422,333	1,671,050	5,293,059	45,053,347	149,762,371	1,790,421

Total Trade Receivables, Gross	311,253,756	33,674,028	14,181,759	4,853,555	4,156,994	2,280,958	2,551,307	2,433,283	1,726,427	9,055,968	45,209,078	431,377,113	1,866,617
Total Allowance for Doubtful Accounts	(89,272)	(231,071)	(214,092)	(201,785)	(223,478)	(177,184)	(203,571)	(913,222)	(132,108)	(1,982,425)	(30,643,453)	(35,011,661)	-
Total Trade Receivables, Net	311,164,484	33,442,957	13,967,667	4,651,770	3,933,516	2,103,774	2,347,736	1,520,061	1,594,319	7,073,543	14,565,625	396,365,452	1,866,617

Trade Receivables	Balance as of
	December 31, 2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	More than 365 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation and transmission	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,479,116	5,751,509
- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,463,264	5,723,942
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-	-
- Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,310)	-	(1,314,310)	-

Unbilled services	125,367,509	-	-	-	-	-	-	-	-	-	-	125,367,509	3,308,454
Services billed	54,130,844	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	89,111,607	2,443,055

Trade receivables, distribution	100,910,356	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	199,705,000	2,618,369
- Mass-market customers	74,735,718	23,318,881	9,558,288	1,981,025	862,071	615,659	534,796	779,941	347,398	1,202,738	23,490,230	137,426,745	2,164,930
- Large customers	23,586,354	6,566,919	2,148,243	1,231,708	209,825	172,851	1,174,012	46,128	2,424	766,851	10,154,924	46,060,239	34,602
- Institutional customers	2,588,284	1,462,718	1,608,808	276,617	293,543	94,247	1,218,522	746,228	303,176	698,061	6,927,812	16,218,016	418,837
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(614,954)	(27,743,446)	(30,382,506)	-

Unbilled services	61,742,593	-	-	-	-	-	-	-	-	-	-	61,742,593	149,508
Services billed	39,167,763	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	137,962,407	2,465,400

Total Trade Receivables, Gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	12,267,918	51,081,662	414,184,116	8,369,878
Total Allowance for Doubtful Accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(1,929,264)	(27,743,446)	(31,696,816)	-
Total Trade Receivables, Net	280,251,700	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	10,338,654	23,338,216	382,487,300	8,369,878

Since not all of our commercial databases in our Group’s subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the consolidated entities to monitor and follow up on trade receivables is the following:

•	Mass-market customers
•	Large customers
•	Institutional customers

•	By type of portfolio:

By Type of Portfolio	September 30, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current Gross Portfolio	Total Non-Current Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,752,673	364,599
- Large customers	199,516,739	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,706,889	361,235
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	3,364
- Others	45,784	-	-	-	-	-	-	-	-	-	45,784	-
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-	-
- Large customers	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	-	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	108,075,426	29,416,930	11,992,371	3,751,342	3,113,748	1,668,847	2,172,820	2,125,459	1,574,077	44,415,888	208,306,908	364,599
- Mass-market customers	89,006,306	21,307,402	8,103,425	2,054,151	1,332,640	663,223	645,086	998,675	331,012	21,632,502	146,074,422	361,235
- Large customers	17,154,568	7,371,377	2,276,564	744,238	1,305,010	396,212	404,871	45,351	1,188,785	14,729,494	45,616,470	3,364
- Institutional customers	1,914,552	738,151	1,612,382	952,953	476,098	609,412	1,122,863	1,081,433	54,280	8,053,892	16,616,016	-
Renegotiated portfolio	3,615,807	3,570,923	1,968,558	653,203	471,109	345,217	368,350	296,874	96,973	5,930,518	17,317,532	1,425,822
- Mass-market customers	3,559,877	3,161,999	1,501,815	653,203	471,109	345,217	233,678	130,982	96,973	5,821,220	15,976,073	1,402,768
- Large customers	-	34,703	273,299	-	-	-	-	-	-	84,565	392,567	-
- Institutional customers	55,930	374,221	193,444	-	-	-	134,672	165,892	-	24,733	948,892	23,054

Total Gross Portfolio	311,253,756	33,674,028	14,181,759	4,853,555	4,156,994	2,280,958	2,551,307	2,433,283	1,726,427	54,265,046	431,377,113	2,155,020

By Type of Portfolio	December 31, 2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current Gross Portfolio	Total Non-Current Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,479,115	5,751,509
- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,463,263	5,723,942
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	15,852	-	-	-	-	-	-	-	-	-	15,852	27,567
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-	-
- Large customers	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	-	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	96,922,455	27,397,380	11,558,893	3,040,431	1,078,799	651,903	2,402,146	1,462,458	569,329	39,114,907	184,198,701	755,931
- Mass-market customers	71,334,454	20,155,266	8,134,561	1,532,106	575,781	410,789	377,710	670,102	265,574	20,582,480	124,038,823	721,329
- Large customers	23,376,286	6,499,554	2,148,243	1,231,708	209,825	146,867	1,174,012	46,128	2,424	10,921,775	45,756,822	34,602
- Institutional customers	2,211,715	742,560	1,276,089	276,617	293,193	94,247	850,424	746,228	301,331	7,610,652	14,403,056	-
Renegotiated portfolio	3,987,901	3,951,138	1,756,446	448,919	286,640	230,854	525,184	109,839	83,669	4,125,709	15,506,299	1,862,438
- Mass-market customers	3,401,264	3,163,614	1,423,727	448,919	286,290	204,870	157,086	109,839	81,824	4,110,488	13,387,921	1,443,601
- Large customers	210,068	67,366	-	-	-	25,984	-	-	-	-	303,418	-
- Institutional customers	376,569	720,158	332,719	-	350	-	368,098	-	1,845	15,221	1,814,960	418,837

Total Gross Portfolio	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,579	414,184,115	8,369,878

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Group’s consolidated financial statements.

STATEMENT OF FINANCIAL POSITION	9-30-2017		12-31-2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	87,405	213,513	590,636	21,774
Trade and other current receivables	179,495,783	33,867,115	168,833,728	23,276,222
Total Estimated Assets	179,583,188	34,080,628	169,424,364	23,297,996
Trade and other current payables to related parties	14,325,242	289,908	13,459,812	191,936
Trade and other current payables	112,815,860	36,612,147	85,425,025	42,571,883
Total Estimated Liabilities	127,141,102	36,902,055	98,884,837	42,763,819

STATEMENT OF PROFIT OR LOSS	For the nine month period ended		For the seven month period ended
	9-30-2017		9-30-2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Energy sales	179,583,188	34,080,628	152,142,177	22,501,150
Energy purchases	127,141,102	36,902,055	103,994,208	32,645,380

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s consolidated financial statements.

Suppliers with Current Payments	As of September 30, 2017				As of December 31, 2016
	Supplies	Services	Other	Total	Supplies	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to 30 days	-	99,384,486	82,372,530	181,757,016	-	90,386,018	68,377,696	158,763,714
From 31 to 60 days	-	-	-	-	-	-	-	-
From 61 to 90 days	-	-	-	-	-	-	-	-
From 91 to 120 days	-	-	-	-	-	-	-	-
From 121 to 365 days	-	-	-	-	-	-	-	-
More than 365 days	-	-	-	-	-	-	-	-
Total	-	99,384,486	82,372,530	181,757,016	-	90,386,018	68,377,696	158,763,714

The accompanying notes are an integral part of these consolidated financial statements